     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 19, 2001



                                                      REGISTRATION NO. 333-61430


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 1


                                       TO


                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                             THE MEDICINES COMPANY
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

               DELAWARE                                  2834                                 04-3324394
       (STATE OF INCORPORATION)              (PRIMARY STANDARD INDUSTRIAL                  (I.R.S. EMPLOYER
                                              CLASSIFICATION CODE NUMBER)               IDENTIFICATION NUMBER)

                              ONE CAMBRIDGE CENTER
                         CAMBRIDGE, MASSACHUSETTS 02142
                                 (617) 225-9099
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                               CLIVE A. MEANWELL
                            CHIEF EXECUTIVE OFFICER
                             THE MEDICINES COMPANY
                              ONE CAMBRIDGE CENTER
                         CAMBRIDGE, MASSACHUSETTS 02142
                                 (617) 225-9099
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

                             STUART M. FALBER, ESQ.
                               HALE AND DORR LLP
                                60 STATE STREET
                          BOSTON, MASSACHUSETTS 02109
                                 (617) 526-6000
                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this registration statement becomes effective.

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
---------------

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
---------------

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


                            ------------------------

    THE COMPANY HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE COMPANY SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), SHALL DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING STOCKHOLDERS NAMED IN THIS PROSPECTUS MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND NEITHER WE NOR THE SELLING STOCKHOLDERS NAMED IN THIS PROSPECTUS ARE SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.


                   SUBJECT TO COMPLETION, DATED JUNE 19, 2001


                                  COMPANY LOGO

4,000,000 Shares of Common Stock

     This prospectus relates to resales of shares of common stock previously issued by The Medicines Company. We will not receive any proceeds from the sale of the shares.

     The selling stockholders identified in this prospectus, or their pledgees, donees, transferees or other successors-in-interest, may offer the shares from time to time through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices.

     We do not know when or in what amounts a selling stockholder may offer shares for sale. The selling stockholders may not sell any or all of the shares offered by this prospectus.


     Our common stock is traded on the Nasdaq National Market under the symbol "MDCO." On June 15, 2001, the closing sale price of the common stock on Nasdaq was $19.00 per share. You are urged to obtain current market quotations for the common stock.


                            ------------------------

     INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 5.

                            ------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

              The date of this prospectus is              , 2001.

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................    1
Risk Factors..........................    5
Special Note Regarding Forward-Looking
  Statements..........................   12
Use Of Proceeds.......................   13
Selling Stockholders..................   13
Price Range Of Common Stock And
  Dividend Policy.....................   15
Capitalization........................   16
Dilution..............................   17
Selected Consolidated Financial
  Data................................   18
Management's Discussion And Analysis
  Of Financial Condition And Results
  Of Operations.......................   20


                                        PAGE
                                        ----
Business..............................   25
Management............................   44
Transactions With Executive Officers,
  Directors and Five Percent
  Stockholders........................   57
Principal Stockholders................   63
Description Of Capital Stock..........   66
Shares Eligible For Future Sale.......   69
Plan of Distribution..................   70
Legal Matters.........................   71
Experts...............................   71
Where You Can Find More Information...   71
Index to Financial Statements.........  F-1


     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus. The selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

                               PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before buying shares of our common stock. You should read the entire prospectus carefully.

                             THE MEDICINES COMPANY

     We acquire, develop and commercialize biopharmaceutical products that are in late stages of development or have been approved for marketing. In December 2000, we received marketing approval from the U.S. Food and Drug Administration, or FDA, for Angiomax, our lead product, for use as an anticoagulant in combination with aspirin in patients with unstable angina undergoing coronary balloon angioplasty. Coronary angioplasty is a procedure used to restore normal blood flow in an obstructed artery in the heart. We began selling Angiomax in the United States in January 2001.

     We are also developing Angiomax for additional potential applications for use in the treatment of ischemic heart disease, a condition which occurs when organs receive an inadequate supply of oxygen as a result of decreased blood flow. As of May 15, 2001, clinical investigators had administered Angiomax to approximately 13,100 patients in clinical trials for the treatment and prevention of blood clots in a wide range of hospital applications. We believe that Angiomax will become the leading replacement for heparin in hospital care. In the United States, heparin is the most widely-used acute care anticoagulant, a type of drug used to prevent or slow the formation of blood clots, and is used to treat approximately five million hospitalized patients per year.

ANGIOMAX

     Angiomax directly blocks or inhibits the actions of thrombin, a key component in the formation and growth of blood clots. By blocking thrombin directly, rather than indirectly like heparin, Angiomax inhibits the actions of thrombin both in the clot and in the blood. Angiomax's inhibition of thrombin is reversible, which means that its thrombin blocking effect wears off over time, allowing thrombin to again work in the clotting process. This reversibility is associated with a reduced risk of bleeding.

     In the clinical trials in angioplasty, Angiomax has:

     - reduced the frequency of life-threatening coronary events including heart attack and the need for emergency coronary procedures;

     - reduced the likelihood of major bleeding and the need for blood transfusion;

     - demonstrated a predictable anticoagulant response to a specific Angiomax dose, which enables simplified dosing; and

     - been used in combination with glycoprotein IIb/IIIa, also known as GP IIb/IIIa, inhibitors and demonstrated no evidence of significant interactions.

     Our development programs are designed to expand the applications of Angiomax for the treatment of ischemic heart disease. As of May 15, 2001, we had:


     - a randomized Phase 3b/4 trial program in angioplasty underway comparing Angiomax to heparin, with and without GP IIb/IIIa inhibitors;


     - a 17,000 patient Phase 3 trial program underway studying the use of Angiomax for the treatment of patients who have suffered a heart attack;

     - a Phase 3 trial program underway studying the use of Angiomax for the treatment of patients undergoing angioplasty who experience reduced platelet count and clotting due to an allergic, or immunological, reaction to heparin;

     - a Phase 2 trial program underway studying the use of Angiomax as an anticoagulant in patients undergoing coronary artery bypass graft surgery without the use of a bypass pump; and

     - plans to commence a Phase 3 trial program to evaluate the use of Angiomax in patients with unstable angina, a coronary condition in which patients experience the new onset of severe chest pain, increasingly frequent chest pain or chest pain that occurs while they are at rest.

STRATEGY

     Our strategy is to build a commercial biopharmaceutical operation by acquiring, developing and commercializing products in late-stage clinical development, which we refer to as our product candidates, and approved products. We will actively manage the development and commercialization of these product candidates and approved products. We expect our first product, Angiomax, to become the cornerstone product of an acute hospital product franchise that we plan to build. We market Angiomax in the United States using a sales force contracted from Innovex, Inc., which we manage.

     We are also focused on specialty anti-infectives and are developing a second product candidate, CTV-05, a proprietary biotherapeutic agent with a potentially broad range of applications in the treatment of gynecological and reproductive infections. We are currently studying CTV-05 in a double-blind placebo controlled Phase 2 trial program examining the safety and effectiveness of the compound as an adjunct to antibiotic therapy in the treatment of bacterial vaginosis, the most common gynecological infection in women of childbearing age. We intend to market CTV-05 and our other products in the United States by supplementing our existing commercial organization, contracting with external organizations, which we would manage, or collaborating with other biopharmaceutical companies.

     Our principal objectives include:

     - commercializing Angiomax for use in patients with unstable angina undergoing angioplasty;

     - developing and commercializing Angiomax as the leading replacement for heparin for use in the hospital treatment of ischemic heart disease;

     - acquiring additional products with (1) existing clinical data which provides reasonable evidence of safety and efficacy, (2) an anticipated time to market of four years or less and (3) potential cost savings to payors or improved efficiency of patient care; and

     - making the best use of our resources through our relationships with contract development, manufacturing and sales companies.

CORPORATE INFORMATION

     The Medicines Company was incorporated in Delaware in July 1996. Our corporate website is located at www.themedicinescompany.com. We do not intend for information found on our website to be incorporated by reference in this prospectus. We own or have rights to various trademarks and trade names used in our business, including The Medicines Company name and logo and Angiomax(R).

     Our executive offices are located at One Cambridge Center, Cambridge, Massachusetts 02142, and our telephone number is (617) 225-9099.

                                  THE OFFERING

Common stock offered by selling
stockholders.........................      4,000,000 shares

Use of proceeds......................      The Medicines Company will not
                                           receive any proceeds from the sale of
                                           shares in this offering.

Nasdaq National Market Symbol........      "MDCO"

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     In the table below, we provide you with our summary consolidated financial data. We have prepared this information using our audited consolidated financial statements for the period from July 31, 1996 (date of inception) to December 31, 1996 and for the years ended December 31, 1997, 1998, 1999 and 2000 and our unaudited consolidated financial statements for the three months ended March 31, 2000 and 2001. The pro forma net loss per share data reflects the conversion of our convertible notes and accrued interest, and the conversion of our outstanding convertible preferred stock and accrued dividends into common stock upon the closing of our initial public offering in August 2000. The pro forma balance sheet data as of March 31, 2001 reflect the sale of 4,000,000 shares of common stock on May 16, 2001 at a price of $11.00 per share for net proceeds of approximately $41.8 million. The pro forma net loss per share data and the pro forma balance sheet data do not include the effect of any options or warrants outstanding. The following data should be read in conjunction with our consolidated financial statements, including the accompanying notes, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

                                   PERIOD FROM
                                    INCEPTION
                                    (JULY 31,
                                      1996)                                                                THREE MONTHS ENDED
                                     THROUGH                    YEAR ENDED DECEMBER 31,                         MARCH 31,
                                   DECEMBER 31,   ---------------------------------------------------   -------------------------
                                       1996          1997         1998         1999          2000          2000          2001
                                   ------------   ----------   ----------   -----------   -----------   -----------   -----------
In thousands, except share and
  per share data
STATEMENTS OF OPERATIONS DATA
Net revenue......................    $     --     $       --   $       --   $        --   $        --   $        --   $     1,861
Operating expenses:
  Cost of revenues...............          --             --           --            --            --            --           332
  Research and development.......         827         16,044       24,005        30,345        39,572        10,642        12,595
  Selling, general and                    702
    administrative...............                      2,421        6,248         5,008        15,034         1,198         9,059
                                     --------     ----------   ----------   -----------   -----------   -----------   -----------
Total operating expenses.........       1,529         18,465       30,253        35,353        54,606        11,840        21,986
                                     --------     ----------   ----------   -----------   -----------   -----------   -----------
Loss from operations.............      (1,529)       (18,465)     (30,253)      (35,353)      (54,606)      (11,840)      (20,125)
Interest income (expense), net...          62            659        1,302           640       (16,686)       (7,403)        1,069
                                     --------     ----------   ----------   -----------   -----------   -----------   -----------
Net loss.........................      (1,467)       (17,806)     (28,951)      (34,713)      (71,292)      (19,243)      (19,056)
Dividends and accretion to               (118)
  redemption value of redeemable
  convertible preferred stock....                     (2,018)      (3,959)       (5,893)      (30,343)       (1,530)           --
                                     --------     ----------   ----------   -----------   -----------   -----------   -----------
Net loss attributable to common      $ (1,585)
  stockholders...................                 $  (19,824)  $  (32,910)  $   (40,606)  $  (101,635)  $   (20,773)  $   (19,056)
                                     ========     ==========   ==========   ===========   ===========   ===========   ===========
Net loss attributable to common      $  (2.85)
  stockholders per common share,
  basic and diluted..............                 $    (4.06)  $    (6.03)  $    (80.08)  $     (8.43)  $    (32.91)  $     (0.63)
                                     ========     ==========   ==========   ===========   ===========   ===========   ===========
Shares used in computing net loss     557,178
  attributable to common
  stockholders per common share,
  basic and diluted..............                  4,887,230    5,454,653       507,065    12,059,275       631,276    30,247,599
Unaudited pro forma net loss
  attributable to common
  stockholders per common share,
  basic and diluted..............                                           $     (1.94)  $     (2.10)  $     (0.55)  $     (0.63)
Shares used in computing
  unaudited pro forma net loss
  attributable to common
  stockholders per common share,
  basic and diluted..............                                            17,799,876    24,719,075    21,407,651    30,247,599

                                                               AS OF MARCH 31, 2001
                                                              ----------------------
                                                               ACTUAL      PRO FORMA
                                                              ---------    ---------
In thousands
BALANCE SHEET DATA
Cash, cash equivalents, marketable securities and accrued
  interest receivable.......................................  $  60,153    $ 101,956
Working capital.............................................     49,670       91,473
Total assets................................................     65,801      107,604
Accumulated deficit.........................................   (215,616)    (215,616)
Total stockholders' equity..................................     51,080       92,883

                                  RISK FACTORS

     You should carefully consider the following risk factors and all other information contained in this prospectus before purchasing our common stock. Investing in our common stock involves a high degree of risk and you may lose all or part of your investment. Please read "Special Note Regarding Forward-Looking Statements."

RISKS RELATED TO OUR BUSINESS

WE HAVE A HISTORY OF NET LOSSES, AND WE EXPECT TO CONTINUE TO INCUR NET LOSSES AND MAY NOT ACHIEVE OR MAINTAIN PROFITABILITY

     We have incurred net losses since our inception, including net losses of approximately $19.1 million for the three months ended March 31, 2001. As of March 31, 2001, we had an accumulated deficit of approximately $215.6 million. We expect to make substantial expenditures to further develop and commercialize our products, including costs and expenses associated with clinical trials, regulatory approval and commercialization of products. As a result, we are unsure when we will become profitable, if at all.

OUR BUSINESS IS VERY DEPENDENT ON THE COMMERCIAL SUCCESS OF ANGIOMAX

     Other than Angiomax, our products are in clinical phases of development and, even if approved by the FDA, are a number of years away from entering the market. As a result, Angiomax will account for almost all of our revenues for the foreseeable future. The commercial success of Angiomax will depend upon its acceptance by physicians, patients and other key decision-makers as a therapeutic and cost-effective alternative to heparin and other products used in current practice. If Angiomax is not commercially successful, we will have to find additional sources of revenues or curtail or cease operations.

FAILURE TO RAISE ADDITIONAL FUNDS IN THE FUTURE MAY AFFECT THE DEVELOPMENT, MANUFACTURE AND SALE OF OUR PRODUCTS

     Our operations to date have generated substantial and increasing needs for cash. Our negative cash flow from operations is expected to continue into the foreseeable future. The clinical development of Angiomax for additional indications, the development of our other product candidates and the acquisition and development of additional product candidates by us will require a commitment of substantial funds. Our future capital requirements are dependent upon many factors and may be significantly greater than we expect.

     We believe, based on our current operating plan, including anticipated sales of Angiomax, that our cash, cash equivalents and marketable securities as of May 16, 2001 will be sufficient to fund our operations for at least 18 months. If our existing resources are insufficient to satisfy our liquidity requirements due to slower than anticipated sales of Angiomax or otherwise, or if we acquire additional product candidates, we may need to sell additional equity or debt securities. If we are unable to obtain this additional financing, we may be required to reduce the scope of our planned research, development and commercialization activities, which could harm our financial condition and operating results.

WE CANNOT EXPAND THE INDICATIONS FOR ANGIOMAX UNLESS WE RECEIVE FDA APPROVAL FOR EACH ADDITIONAL INDICATION. FAILURE TO EXPAND THESE INDICATIONS WILL LIMIT THE SIZE OF THE COMMERCIAL MARKET FOR ANGIOMAX

     We received in December 2000 approval from the FDA of the use of Angiomax as an anticoagulant in combination with aspirin in patients with unstable angina undergoing coronary balloon angioplasty. One of our key objectives is to expand the indications for which the FDA will approve Angiomax. In order to do this, we will need to conduct additional clinical trials and obtain FDA approval for each proposed indication. If we are unsuccessful in expanding the approved indication for the use of Angiomax, the size of the commercial market for Angiomax will be limited.

FAILURE TO OBTAIN REGULATORY APPROVAL IN FOREIGN JURISDICTIONS WILL PREVENT US FROM MARKETING ANGIOMAX ABROAD


     We intend to market our products in international markets, including Europe and Latin America. In order to market our products in the European Union and many other foreign jurisdictions, we must obtain separate regulatory approvals. In February 1998, we submitted a Marketing Authorization Application to the European Agency for the Evaluation of Medicinal Products, or EMEA, for use of Angiomax in unstable angina patients undergoing angioplasty. Following extended interaction with European regulatory authorities, the Committee of Proprietary Medicinal Products of the EMEA voted in October 1999 not to recommend Angiomax for approval in angioplasty. The United Kingdom and Ireland dissented from this decision. We have withdrawn our application to the EMEA and are in active dialog with European regulators to determine our course of action. We may not be able to obtain approval from any or all of the jurisdictions in which we seek approval to market Angiomax. Obtaining foreign approvals may require additional trials and additional expense.


THE DEVELOPMENT AND COMMERCIALIZATION OF OUR PRODUCTS MAY BE TERMINATED OR DELAYED, AND THE COSTS OF DEVELOPMENT AND COMMERCIALIZATION MAY INCREASE, IF THIRD PARTIES WHO WE RELY ON TO MANUFACTURE AND SUPPORT THE DEVELOPMENT AND COMMERCIALIZATION OF OUR PRODUCTS DO NOT FULFILL THEIR OBLIGATIONS

     Our development and commercialization strategy entails entering into arrangements with corporate and academic collaborators, contract research organizations, contract sales organizations, distributors, third-party manufacturers, licensors, licensees and others to conduct development work, manage our clinical trials and manufacture, market and sell our products. Although we manage these services, we do not have the expertise or the resources to conduct such activities on our own and, as a result, are particularly dependent on third parties in most areas.

     We may not be able to maintain our existing arrangements with respect to the commercialization of Angiomax or establish and maintain arrangements to develop and commercialize any additional products on terms that are acceptable to us. Any current or future arrangements for the development and commercialization of our products may not be successful. If we are not able to establish or maintain our agreements relating to Angiomax or any additional products on terms which we deem favorable, our financial condition would be materially adversely affected.

     Third parties may not perform their obligations as expected. The amount and timing of resources that third parties devote to developing, manufacturing and commercializing our products may not be within our control. Furthermore, our interests may differ from those of third parties that manufacture or commercialize our products. Disagreements that may arise with these third parties could delay or lead to the termination of the development or commercialization of our product candidates, or result in litigation or arbitration, which would be time consuming and expensive. If any third party that manufactures or supports the development or commercialization of our products breaches or terminates its agreement with us, or fails to conduct its activities in a timely manner, such breach, termination or failure could:

     - delay the development or commercialization of Angiomax, our other product candidates or any additional product candidates that we may acquire or develop;

     - require us to undertake unforeseen additional responsibilities or devote unforeseen additional resources to the development or commercialization of our products; or

     - result in the termination of the development or commercialization of our products.

WE ARE CURRENTLY DEPENDENT ON A SINGLE SUPPLIER FOR THE PRODUCTION OF ANGIOMAX BULK DRUG SUBSTANCE AND A DIFFERENT SINGLE SUPPLIER TO CARRY OUT ALL FILL-FINISH ACTIVITIES FOR ANGIOMAX

     Currently, we obtain all of our Angiomax bulk drug substance from one manufacturer, UCB Bioproducts S.A., and rely on another manufacturer, Ben Venue Laboratories, Inc., to carry out all fill-finish activities for Angiomax, which includes final formulation and transfer of the drug into vials where it is then freeze-dried and sealed. The FDA requires that all manufacturers of pharmaceuticals for sale in or from the United States achieve and maintain compliance with the FDA's current Good Manufacturing Practice, or cGMP, regulations and guidelines. There are a limited number of manufacturers that operate under cGMP regulations capable of manufacturing Angiomax. The FDA has inspected Ben Venue Laboratories for cGMP compliance for the manufacture of Angiomax and UCB Bioproducts for cGMP compliance in the manufacture of pharmaceutical ingredients generally. Ben Venue Laboratories and UCB Bioproducts have informed us that they have no material deficiencies in cGMP compliance. We do not currently have alternative sources for production of Angiomax bulk drug substance or to carry out fill-finish activities. In the event that either of our current manufacturers is unable to carry out its respective manufacturing obligations to our satisfaction, we may be unable to obtain alternative manufacturing, or obtain such manufacturing on commercially reasonable terms or on a timely basis.

     Any delays in the manufacturing process may adversely impact our ability to meet commercial demands for Angiomax on a timely basis and supply product for clinical trials of Angiomax.

IF WE DO NOT SUCCEED IN DEVELOPING A SECOND GENERATION PROCESS FOR THE PRODUCTION OF BULK ANGIOMAX DRUG SUBSTANCE, OUR GROSS MARGINS MAY BE BELOW INDUSTRY AVERAGES

     We are currently developing with UCB Bioproducts a second generation process for the production of bulk Angiomax drug substance. This process involves limited changes to the early manufacturing steps of our current process in order to improve our gross margins on the future sales of Angiomax. If we cannot develop the process successfully or regulatory approval of the process is not obtained or is delayed, then our ability to improve our gross margins on future sales of Angiomax may be limited.

CLINICAL TRIALS OF OUR PRODUCT CANDIDATES ARE EXPENSIVE AND TIME CONSUMING, AND THE RESULTS OF THESE TRIALS ARE UNCERTAIN

     Before we can obtain regulatory approvals for the commercial sale of any product which we wish to develop, we will be required to complete pre-clinical studies and extensive clinical trials in humans to demonstrate the safety and efficacy of such product. We are currently conducting four clinical trials of Angiomax for use in the treatment of ischemic heart disease. There are numerous factors which could delay our clinical trials or prevent us from completing these trials successfully. We, or the FDA, may suspend a clinical trial at any time on various grounds, including a finding that patients are being exposed to unacceptable health risks.

     The rate of completion of clinical trials depends in part upon the rate of enrollment of patients. Patient enrollment is a function of many factors, including the size of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the trial, the existence of competing clinical trials and the availability of alternative or new treatments. In particular, the patient population targeted by some of our clinical trials may be small. Delays in future planned patient enrollment may result in increased costs and program delays.

     In addition, clinical trials, if completed, may not show any potential product to be safe or effective. Results obtained in pre-clinical studies or early clinical trials are not always indicative of results that will be obtained in later clinical trials. Moreover, data obtained from pre-clinical studies and clinical trials may be subject to varying interpretations. As a result, the FDA or other applicable regulatory authorities may not approve a product in a timely fashion, or at all.

OUR FAILURE TO ACQUIRE AND DEVELOP ADDITIONAL PRODUCT CANDIDATES OR APPROVED PRODUCTS WILL IMPAIR OUR ABILITY TO GROW

     As part of our growth strategy, we intend to acquire and develop additional pharmaceutical product candidates or approved products. The success of this strategy depends upon our ability to identify, select and acquire pharmaceutical products in late-stage development or that have been approved that meet the criteria we have established. Because we do not have, nor intend to establish, internal scientific research capabilities, we are dependent upon pharmaceutical and biotechnology companies and other researchers to sell or license product candidates to us.

     Identifying suitable product candidates and approved products and proposing, negotiating and implementing an economically viable acquisition is a lengthy and complex process. In addition, other companies, including those with substantially greater financial, marketing and sales resources, may compete with us for the acquisition of product candidates and approved products. We may not be able to acquire the rights to additional product candidates and approved products on terms that we find acceptable, or at all.

IF WE BREACH ANY OF THE AGREEMENTS UNDER WHICH WE LICENSE COMMERCIALIZATION RIGHTS TO PRODUCTS OR TECHNOLOGY FROM OTHERS, WE COULD LOSE LICENSE RIGHTS THAT ARE IMPORTANT TO OUR BUSINESS

     We license commercialization rights to products and technology that are important to our business, and we expect to enter into additional licenses in the future. For instance, we acquired our first three products through exclusive licensing arrangements. See "Business -- License Agreements" for a description of the terms of these licenses. Under these licenses we are subject to commercialization and development, sublicensing, royalty, insurance and other obligations. If we fail to comply with any of these requirements, or otherwise breach these license agreements, the licensor may have the right to terminate the license in whole or to terminate the exclusive nature of the license. In addition, upon the termination of the license we may be required to license to the licensor the intellectual property that we developed.

OUR ABILITY TO MANAGE OUR BUSINESS EFFECTIVELY COULD BE HAMPERED IF WE ARE UNABLE TO ATTRACT AND RETAIN KEY PERSONNEL AND CONSULTANTS

     The biopharmaceutical industry has experienced a high rate of turnover of management personnel in recent years. We are highly dependent on our ability to attract and retain qualified personnel for the acquisition, development and commercialization activities we conduct or sponsor. If we lose one or more of the members of our senior management, including our chief executive officer, Dr. Clive A. Meanwell, or other key employees or consultants, our business and operating results could be seriously harmed. Our ability to replace these key employees may be difficult and may take an extended period of time because of the limited number of individuals in the biotechnology industry with the breadth of skills and experience required to develop and commercialize products successfully. Competition to hire from this limited pool is intense, and we may be unable to hire, train, retain or motivate such additional personnel.

WE FACE SUBSTANTIAL COMPETITION, WHICH MAY RESULT IN OTHERS DISCOVERING, DEVELOPING OR COMMERCIALIZING COMPETING PRODUCTS BEFORE OR MORE SUCCESSFULLY THAN WE DO

     The biopharmaceutical industry is highly competitive. Our success will depend on our ability to develop products and apply technology and our ability to establish and maintain a market for our products. Potential competitors in the United States and other countries include major pharmaceutical and chemical companies, specialized biotechnology firms, universities and other research institutions. Many of our competitors have substantially greater research and development capabilities and experience, and greater manufacturing, marketing and financial resources than we do. Accordingly, our competitors may develop products or other novel technologies that are more effective, safer or less costly than any that have been competing or are being developed by us or may obtain FDA approval for products more rapidly than we are able. Technological development by others may render our products or product candidates noncompetitive. We may not be successful in establishing or maintaining technological competitiveness.

BECAUSE THE MARKET FOR THROMBIN INHIBITORS IS COMPETITIVE, OUR PRODUCT MAY NOT OBTAIN WIDESPREAD USE

     We are positioning Angiomax as a replacement to heparin, which is widely-used and inexpensive, for use in patients with ischemic heart disease. Because heparin is inexpensive and has been widely used for many years, medical decision-makers may be hesitant to adopt our alternative treatment. In addition, due to the high incidence and severity of cardiovascular diseases, the market for thrombin inhibitors is large and competition is intense and growing. There are a number of thrombin inhibitors currently on the market, awaiting regulatory approval and in development, including orally administered agents.

THE LIMITED RESOURCES OF THIRD-PARTY PAYORS MAY LIMIT THE USE OF OUR PRODUCTS

     In general, anticoagulant drugs may be classified in three groups: drugs that directly or indirectly target and inhibit thrombin, drugs that target and inhibit platelets and drugs that break down fibrin. Because each group of anticoagulants acts on different components of the clotting process, we believe that there will be continued clinical work to determine the best combination of drugs for clinical use. We expect Angiomax to be used with aspirin alone or in conjunction with other therapies. Although we do not plan to position Angiomax as a direct competitor to platelet inhibitors or fibrinolytic drugs, platelet inhibitors and fibrinolytic drugs may compete with Angiomax for the use of hospital financial resources. Many U.S. hospitals receive a fixed reimbursement amount per procedure for the angioplasties and other treatment therapies they perform. Because this amount is not based on the actual expenses the hospital incurs, U.S. hospitals may have to choose among Angiomax, platelet inhibitors and fibrinolytic drugs.

FLUCTUATIONS IN OUR OPERATING RESULTS COULD AFFECT THE PRICE OF OUR COMMON STOCK

     Our operating results may vary from period to period based on the amount and timing of sales of Angiomax to customers in the United States, the availability and timely delivery of a sufficient supply of Angiomax, the timing and expenses of clinical trials, the availability and timing of third-party reimbursement and the timing of approval for our product candidates. If our operating results do not match the expectations of securities analysts and investors as a result of these and other factors, the trading price of our common stock may fluctuate.

RISKS RELATED TO OUR INDUSTRY

IF WE DO NOT OBTAIN FDA APPROVALS FOR OUR PRODUCTS OR COMPLY WITH GOVERNMENT REGULATIONS, WE MAY NOT BE ABLE TO MARKET OUR PRODUCTS AND MAY BE SUBJECT TO STRINGENT PENALTIES

     Except for Angiomax, which has been approved for sale in the United States and New Zealand, we do not have a product approved for sale in the United States or any foreign market. We must obtain approval from the FDA in order to sell our product candidates in the United States and from foreign regulatory authorities in order to sell our product candidates in other countries. We must successfully complete our clinical trials and demonstrate manufacturing capability before we can file with the FDA for approval to sell our products. The FDA could require us to repeat clinical trials as part of the regulatory review process. Delays in obtaining or failure to obtain regulatory approvals may:

     - delay or prevent the successful commercialization of any of our product candidates;

     - diminish our competitive advantage; and

     - defer or decrease our receipt of revenues or royalties.

     The regulatory review and approval process is lengthy, expensive and uncertain. Extensive pre-clinical data, clinical data and supporting information must be submitted to the FDA for each additional indication to obtain such approvals, and we cannot be certain when we will receive these regulatory approvals, if ever.

     In addition to initial regulatory approval, our products and product candidates will be subject to extensive and rigorous ongoing domestic and foreign government regulation, as we discuss in more detail in "Business -- Government Regulation." Any approvals, once obtained, may be withdrawn if compliance with regulatory requirements is not maintained or safety problems are identified. Failure to comply with these requirements may also subject us to stringent penalties.

WE MAY NOT BE ABLE TO OBTAIN OR MAINTAIN PATENT PROTECTION FOR OUR PRODUCTS, AND WE MAY INFRINGE THE PATENT RIGHTS OF OTHERS

     The patent positions of pharmaceutical and biotechnology companies like us are generally uncertain and involve complex legal, scientific and factual issues. Our success depends significantly on our ability to:

     - obtain patents;

     - protect trade secrets;

     - operate without infringing the proprietary rights of others; and

     - prevent others from infringing our proprietary rights.

     We may not have any patents issued from any patent applications that we own or license. If patents are granted, the claims allowed may not be sufficiently broad to protect our technology. In addition, issued patents that we own or license may be challenged, invalidated or circumvented. Our patents also may not afford us protection against competitors with similar technology. Because patent applications in the United States are maintained in secrecy until patents issue, others may have filed or maintained patent applications for technology used by us or covered by our pending patent applications without our being aware of these applications. In all, as of May 15, 2001 we exclusively licensed 10 issued United States patents and a broadly filed portfolio of corresponding foreign patents and patent applications. We have not yet filed any independent patent applications.

     We may not hold proprietary rights to some patents related to our product candidates. In some cases, others may own or control these patents. As a result, we may be required to obtain licenses under third-party patents to market some of our product candidates. If licenses are not available to us on acceptable terms, we will not be able to market these products.

     We may become a party to patent litigation or other proceedings regarding intellectual property rights. The cost to us of any patent litigation or other proceeding, even if resolved in our favor, could be substantial. If any patent litigation or other intellectual property proceeding in which we are involved is resolved unfavorably to us, we may be enjoined from manufacturing or selling our products and services without a license from the other party, and we may be held liable for significant damages. We may not be able to obtain any required license on commercially acceptable terms, or at all.

IF WE ARE NOT ABLE TO KEEP OUR TRADE SECRETS CONFIDENTIAL, OUR TECHNOLOGY AND INFORMATION MAY BE USED BY OTHERS TO COMPETE AGAINST US

     We rely significantly upon unpatented proprietary technology, information, processes and know-how. We seek to protect this information by confidentiality agreements with our employees, consultants and other third-party contractors, as well as through other security measures. We may not have adequate remedies for any breach by a party to these confidentiality agreements. In addition, our competitors may learn or independently develop our trade secrets.

WE COULD BE EXPOSED TO SIGNIFICANT LIABILITY CLAIMS IF WE ARE UNABLE TO OBTAIN INSURANCE AT ACCEPTABLE COSTS AND ADEQUATE LEVELS OR OTHERWISE PROTECT OURSELVES AGAINST POTENTIAL PRODUCT LIABILITY CLAIMS

     Our business exposes us to potential product liability risks which are inherent in the testing, manufacturing, marketing and sale of human healthcare products. Product liability claims might be made by consumers, health care providers or pharmaceutical companies or others that sell our products. These claims may be made even with respect to those products that are manufactured in licensed and regulated facilities or that otherwise possess regulatory approval for commercial sale.

     These claims could expose us to significant liabilities that could prevent or interfere with the development or commercialization of our products. Product liability claims could require us to spend significant time and money in litigation or pay significant damages. As of May 15, 2001, we were covered, with respect to our commercial sales in the United States and New Zealand and our clinical trials, by primary product liability insurance in the amount of $20.0 million per occurrence and $20.0 million annually in the aggregate on a claims-made basis. This coverage may not be adequate to cover any product liability claims. As we commercialize our products, we may wish to increase our product liability insurance. Product liability coverage is expensive. In the future, we may not be able to maintain or obtain such product liability insurance on reasonable terms, at a reasonable cost or in sufficient amounts to protect us against losses due to product liability claims.

RISKS RELATING TO THE OFFERING

OUR STOCK PRICE HAS BEEN VOLATILE, WHICH COULD RESULT IN SUBSTANTIAL LOSSES FOR INVESTORS PURCHASING SHARES IN THIS OFFERING

     The market price of our common stock, like that of the common stock of many other biotechnology companies, has been and may continue to be highly volatile. The stock market has experienced extreme price and volume fluctuations. This volatility has significantly affected the market prices of securities of many biotechnology and pharmaceutical companies for reasons frequently unrelated, or disproportionate, to the operating performance of the specific companies. These broad market fluctuations may adversely affect the market price of our common stock. Factors that may have a significant effect on the market price of our common stock include announcements of technological innovations or new commercial products by us or our competitors, disclosure of results of clinical testing or regulatory proceedings, developments in patent or other proprietary rights, including as a result of any public policy concerns and public concern as to the safety of products developed by us.

OUR OFFICERS AND DIRECTORS, AND CERTAIN ENTITIES WITH WHICH THEY ARE AFFILIATED, MAY BE ABLE TO CONTROL THE OUTCOME OF MOST CORPORATE ACTIONS REQUIRING STOCKHOLDER APPROVAL

     Following the completion of the private placement of 4,000,000 shares of our common stock on May 16, 2001, our directors and executive officers, and certain entities with which they are affiliated, beneficially owned, in the aggregate, approximately 61.0% of our outstanding common stock. Due to this concentration of ownership, these stockholders as a group will be able to elect the directors and officers of our company, control the management and affairs of our company and control most matters requiring a stockholder vote, including:

     - the amendment of our organizational documents; or

     - the approval of any merger, consolidation, sale or assets or other major corporate transaction.

WE HAVE ANTI-TAKEOVER DEFENSES THAT COULD DELAY OR PREVENT AN ACQUISITION AND COULD ADVERSELY AFFECT THE PRICE OF OUR COMMON STOCK

     Provisions of our certificate of incorporation and bylaws and of Delaware law could have the effect of delaying, deferring or preventing an acquisition of our company. For example, we have divided our board of directors into three classes that serve staggered three-year terms, we may authorize the issuance of up to 5,000,000 shares of "blank check" preferred stock, our stockholders may not take actions by written consent and may not call special meetings of stockholders, and our stockholders are limited in their ability to introduce proposals at stockholder meetings.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus includes and incorporates forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical facts, included or incorporated in this prospectus regarding our strategy, future operations, financial position, future revenues, projected costs, prospects, plans and objectives of management are forward-looking statements. The words "anticipates," "believes," "estimates," "expects," "intends," "may," "plans," "projects," "will," "would" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We cannot guarantee that we actually will achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements included or incorporated in this prospectus, particularly under the heading "Risk Factors", that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make. We do not assume any obligation to update any forward-looking statements.

                                USE OF PROCEEDS

     We will not receive any proceeds from the sale of the shares offered pursuant to this prospectus.

     The selling stockholders will pay any expenses incurred by the selling stockholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling stockholders in disposing of the shares covered by this prospectus. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including, without limitation, all registration and filing fees, Nasdaq listing fees and fees and expenses of our counsel and our accountants.

                              SELLING STOCKHOLDERS

     We issued the shares of common stock covered by this prospectus in a private placement on May 16, 2001. The following table sets forth, to our knowledge, certain information about the selling stockholders as of May 16, 2001.

     We do not know when or in what amounts a selling stockholder may offer shares for sale. The selling stockholders may not sell any or all of the shares offered by this prospectus. Because the selling stockholders may sell all or some of the shares offered by this prospectus, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, we cannot estimate the number of shares that will be held by the selling stockholders after completion of the offering. For purposes of this table, however, we have assumed that, after completion of the offering, none of the shares covered by this prospectus will be held by the selling stockholders.

     Beneficial ownership is determined in accordance with the rules of Securities and Exchange Commission, or the SEC, and includes voting or investment power with respect to shares. Shares of common stock issuable upon exercise of warrants and/or stock options that are exercisable within 60 days after May 16, 2001 are deemed outstanding for computing the percentage ownership of the person holding the warrants and/or options but are not deemed outstanding for computing the percentage ownership of any other person. Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law. The inclusion of any shares in this table does not constitute an admission of beneficial ownership for the person named below.


                                                                                        SHARES OF COMMON
                                          SHARES OF COMMON                                   STOCK
                                      STOCK BENEFICIALLY OWNED                         TO BE BENEFICIALLY
                                          PRIOR TO OFFERING       NUMBER OF SHARES    OWNED AFTER OFFERING
                                      -------------------------   OF COMMON STOCK    ----------------------
NAME OF SELLING STOCKHOLDER(1)          NUMBER      PERCENTAGE     BEING OFFERED      NUMBER     PERCENTAGE
------------------------------        -----------   -----------   ----------------   ---------   ----------
Warburg, Pincus Ventures, L.P.(2)...  10,655,256       29.9%         1,050,000       9,605,256      26.9%
T. Rowe Price New Horizons Fund,
  Inc. .............................     425,000        1.2%           425,000              --        --
T. Rowe Price Health Sciences Fund,
  Inc...............................     400,000        1.2%           400,000              --        --
Deerfield Partners, L.P.............     353,000        1.0%           353,000              --        --
Alta BioPharma Partners, L.P.(3)....   1,604,581        4.6%           279,714       1,324,867       3.8%
PharmaBio Development Inc.(4).......   2,178,630        6.3%           200,000       1,978,630       5.7%
Green Line Mutual Funds -- Green
  Line Health Sciences Fund.........     161,400          *            161,400              --        --
The Medicines Company Chase Partners
  (Alta Bio), L.L.C.(5).............     916,367        2.7%           159,743         756,624       2.2%
Deerfield International, LTD........     147,000          *            147,000              --        --
BayStar Capital, L.P................     105,000          *            105,000              --        --
S.A.C. Capital Associates, L.L.C....     100,000          *            100,000              --        --
Chelsey Capital.....................     100,000          *            100,000              --        --
Sands Point Partners................     100,000          *            100,000              --        --

                                                                                        SHARES OF COMMON
                                          SHARES OF COMMON                                   STOCK
                                      STOCK BENEFICIALLY OWNED                         TO BE BENEFICIALLY
                                          PRIOR TO OFFERING       NUMBER OF SHARES    OWNED AFTER OFFERING
                                      -------------------------   OF COMMON STOCK    ----------------------
NAME OF SELLING STOCKHOLDER(1)          NUMBER      PERCENTAGE     BEING OFFERED      NUMBER     PERCENTAGE
------------------------------        -----------   -----------   ----------------   ---------   ----------
Orion Biomedical Fund, L.P..........      82,150          *             82,150              --        --
MAM Luxembourg......................      79,800          *             79,800              --        --
Mercury Master Trust................      70,800          *             70,800              --        --
MPM BioEquities Master Fund, L.P....     108,500          *             50,000          58,500         *
BayStar International, LTD..........      35,000          *             35,000              --        --
MAM Main A/C........................      24,400          *             24,400              --        --
Orion BioMedical Offshore Fund,
  L.P...............................      17,850          *             17,850              --        --
Alta Embarcadero BioPharma Partners,
  L.L.C(6)..........................      60,477          *             10,543          49,934         *
Jay Silverman.......................      10,000          *             10,000              --        --
Clive A. Meanwell(7)(8).............     770,273        2.2%            10,000         760,273       2.2%
North American Funds Variable
  Product Series 1 -- North
  American -- T. Rowe Price Health
  Sciences Fund.....................      10,000          *             10,000              --        --
Glenn Sblendorio(7)(9)..............      51,982          *              5,000          46,982
Gary Dickinson(7)...................       5,000          *              5,000              --         *
T. Scott Johnson(10)................     109,823          *              5,000         104,823         *
Manufacturers Investment Trust --
  Health Sciences Trust.............       2,000          *              2,000              --        --
T. Rowe Price Health Sciences
  Portfolio, Inc....................       1,600          *              1,600           1,600        --


---------------
  *  Less than one percent.

 (1) The term "selling stockholders" includes donees, pledgees, transferees or other successors-in-interest selling shares received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other non-sale related transfer.

 (2) Includes warrants to purchase 1,275,810 shares of common stock.

 (3) Includes warrants to purchase 178,987 shares of common stock.

 (4) Includes warrants to purchase 282,385 shares of common stock.

 (5) Includes warrants to purchase 102,218 shares of common stock.

 (6) Includes warrants to purchase 6,746 shares of common stock.

 (7) Employee of The Medicines Company.

 (8) Includes 221,580 shares issuable upon exercise of stock options and warrants prior to July 15, 2001.

 (9) Includes 45,982 shares issuable upon exercise of stock options prior to July 15, 2001.

(10) Includes warrants to purchase 13,744 shares of common stock.

     None of the selling stockholders has held any position or office with, or has otherwise had a material relationship with, us or any of our subsidiaries within the past three years, except that:

     - the selling stockholders indicated have been employed by us; and

     - T. Scott Johnson serves as one of our directors.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     Our common stock has been quoted on the Nasdaq National Market under the symbol "MDCO" since August 8, 2000. The following table sets forth, for the periods indicated, the high and low intraday sales prices per share of our common stock as reported on the Nasdaq National Market.


                                                               HIGH      LOW
                                                              ------    ------
2000
  Third Quarter (since August 8, 2000)......................  $35.38    $16.50
  Fourth Quarter............................................  $34.75    $17.13
2001
  First Quarter.............................................  $20.48    $ 8.75
  Second Quarter (through June 15, 2001)....................  $19.09    $ 9.10



     On June 15, 2001, the last reported sale price of our common stock on the Nasdaq National Market was $19.00 per share. As of the close of business on June 15, 2001, we had 120 holders of record of our common stock.


     We have never declared or paid cash dividends on our common stock. We anticipate that we will retain all of our future earnings, if any, for use in the expansion and operation of our business and do not anticipate paying cash dividends in the foreseeable future. Payment of future dividends, if any, will be at the discretion of our board of directors.

                                 CAPITALIZATION

     The following table summarizes as of March 31, 2001 our cash, cash equivalents, marketable securities and accrued interest receivable and our capitalization:

     - on an actual basis; and

     - on a pro forma basis to give effect to the sale of 4,000,000 shares of common stock on May 16, 2001 at a price of $11.00 per share and the receipt of net proceeds of approximately $41.8 million from the sale of the shares.

     This table does not include:

     - 3,287,175 shares of common stock issuable upon the exercise of stock options outstanding as of March 31, 2001 at a weighted average exercise price of $9.74 per share or any stock options issued subsequent to March 31, 2001;

     - 3,269,564 shares of common stock issuable upon exercise of common stock purchase warrants outstanding as of March 31, 2001 at an exercise price of $5.92 per share; or

     - 1,274,384 additional shares of common stock that we could issue under our stock plans as of March 31, 2001 or any additional shares available for grants subsequent to March 31, 2001 under our stock plans.

     This table should be read with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and accompanying notes appearing elsewhere in this prospectus.

                                                                  MARCH 31, 2001
                                                              ----------------------
                                                               ACTUAL      PRO FORMA
                                                              ---------    ---------
In thousands, except share data
Cash, cash equivalents, marketable securities and accrued
  interest receivable.......................................  $  60,153    $ 101,956
                                                              =========    =========
Preferred stock, $1.00 par value, 5,000,000 shares
  authorized; none issued actual and pro forma..............         --           --
Stockholders' equity:
Common Stock, $0.001 par value, 75,000,000 shares authorized at March 31, 2001, actual and pro forma; 30,391,948 shares issued and outstanding at March 31, 2001, actual and
  34,391,948 shares issued and outstanding, pro forma.......         30           34
Additional paid-in capital..................................    279,298      321,097
Deferred stock compensation.................................    (12,235)     (12,235)
Accumulated deficit.........................................   (215,616)    (215,616)
Accumulated other comprehensive income, principally foreign
  currency translation......................................       (397)        (397)
                                                              ---------    ---------
Total stockholders' equity..................................     51,080       92,883
                                                              ---------    ---------
Total capitalization........................................  $  51,080    $  92,883
                                                              =========    =========

                                    DILUTION

     This offering is for sales of stock by our existing stockholders on a continuous or delayed basis in the future. Sales of common stock by stockholders will not result in a change to the net tangible book value per share before and after the distribution of shares by the selling stockholders. There will be no change in net tangible book value per share attributable to cash payments made by purchasers of the shares being offered. Prospective investors should be aware, however, that the market price of our shares may not bear any rational relationship to net tangible book value per share.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     In the table below, we provide you with our selected consolidated financial data. We have prepared this information using our audited consolidated financial statements for the period from July 31, 1996 (date of inception) to December 31, 1996 and for the years ended December 31, 1997, 1998, 1999 and 2000 and our unaudited consolidated financial statements for the three months ended March 31, 2000 and 2001. The consolidated financial statements for each of the three years in the period ended December 31, 2000 which are included in this prospectus have been audited by Ernst & Young LLP, independent auditors. The consolidated statements of operations data for the three months ended March 31, 2000 and 2001 and the consolidated balance sheet data as of March 31, 2001 have been derived from our unaudited consolidated financial statements that appear elsewhere in this prospectus. The unaudited consolidated financial statements include all adjustments, consisting of normal recurring accruals, which we consider necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for the three months ended March 31, 2001 are not necessarily indicative of results that may be expected for the full year.

     The pro forma net loss per share data reflects the conversion of our convertible notes and accrued interest and the conversion of our outstanding convertible preferred stock and accrued dividends into common stock upon the closing of our initial public offering in August 2000. The pro forma net loss per share data does not include the effect of any options or warrants outstanding.

     The following data should be read in conjunction with our consolidated financial statements, including the accompanying notes, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

                                   PERIOD FROM
                                    INCEPTION
                                    (JULY 31,
                                      1996)                                                                THREE MONTHS ENDED
                                     THROUGH                    YEAR ENDED DECEMBER 31,                         MARCH 31,
                                   DECEMBER 31,   ---------------------------------------------------   -------------------------
                                       1996          1997         1998         1999          2000          2000          2001
                                   ------------   ----------   ----------   -----------   -----------   -----------   -----------
In thousands, except share and
  per share data
STATEMENTS OF OPERATIONS DATA
Net revenue......................    $     --     $       --   $       --   $        --   $        --   $        --   $     1,861
Operating expenses
  Cost of revenues...............          --             --           --            --            --            --           332
  Research and development.......         827         16,044       24,005        30,345        39,572        10,642        12,595
  Selling, general and                    702
    administrative...............                      2,421        6,248         5,008        15,034         1,198         9,059
                                     --------     ----------   ----------   -----------   -----------   -----------   -----------
        Total operating                 1,529
          expenses...............                     18,465       30,253        35,353        54,606        11,840        21,986
                                     --------     ----------   ----------   -----------   -----------   -----------   -----------
Loss from operations.............      (1,529)       (18,465)     (30,253)      (35,353)      (54,606)      (11,840)      (20,125)
Interest income (expense), net...          62            659        1,302           640       (16,686)       (7,403)        1,069
                                     --------     ----------   ----------   -----------   -----------   -----------   -----------
Net loss.........................      (1,467)       (17,806)     (28,951)      (34,713)      (71,292)      (19,243)      (19,056)
Dividends and accretion to               (118)
  redemption value of redeemable
  convertible preferred stock....                     (2,018)      (3,959)       (5,893)      (30,343)       (1,530)           --
                                     --------     ----------   ----------   -----------   -----------   -----------   -----------
Net loss attributable to common      $ (1,585
  stockholders...................                 $  (19,824)  $  (32,910)  $   (40,606)  $  (101,635)  $   (20,773)  $   (19,056)
                                     ========     ==========   ==========   ===========   ===========   ===========   ===========
Net loss attributable to common      $  (2.85)
  stockholders per common share,
  basic and diluted..............                 $    (4.06)  $    (6.03)  $    (80.08)  $     (8.43)  $    (32.91)  $     (0.63)
                                     ========     ==========   ==========   ===========   ===========   ===========   ===========
Shares used in computing net loss     557,178
  attributable to common
  stockholders per common share,
  basic and diluted..............                  4,887,230    5,454,653       507,065    12,059,275       631,276    30,247,599
Unaudited pro forma net loss
  attributable to common
  stockholders per common share,
  basic and diluted..............                                           $     (1.94)  $     (2.10)  $     (0.55)  $     (0.63)
Shares used in computing
  unaudited pro forma net loss
  attributable to common
  stockholders per common share,
  basic and diluted..............                                            17,799,876    24,719,075    21,407,651    30,247,599

                                                                  AS OF DECEMBER 31,                         AS OF
                                               --------------------------------------------------------    MARCH 31,
                                                1996        1997        1998        1999        2000         2001
                                               -------    --------    --------    --------    ---------    ---------
In thousands
BALANCE SHEET DATA
Cash, cash equivalents, marketable securities
  and accrued interest receivable............  $ 3,421    $ 25,416    $ 29,086    $  7,238    $  80,718    $  60,153
Working capital (deficit)....................    3,174      18,779      24,570      (4,103)      68,023       49,670
Total assets.................................    3,473      25,595      29,831       7,991       84,363       65,801
Convertible notes............................       --          --          --       5,776           --           --
Redeemable convertible preferred stock.......    4,793      40,306      79,384      85,277           --           --
Accumulated deficit..........................   (1,585)    (21,409)    (54,319)    (94,925)    (196,560)    (215,616)
Total stockholders' (deficit) equity.........   (1,582)    (21,387)    (54,266)    (94,558)      69,239       51,080

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis should be read with "Selected Consolidated Financial Data" and our consolidated financial statements and notes included elsewhere in this prospectus.

OVERVIEW

     We acquire, develop and commercialize biopharmaceutical products that are in late stages of development or have been approved for marketing. In December 2000, we received marketing approval from the FDA for Angiomax, our lead product, for use as an anticoagulant in combination with aspirin in patients with unstable angina undergoing coronary balloon angioplasty. Coronary angioplasty is a procedure used to restore normal blood flow in an obstructed artery in the heart. We began selling Angiomax in the United States in January 2001. In August and September 2000, we consummated our initial public offering resulting in $101.4 million in net proceeds.

     Since our inception, we have incurred significant losses. Most of our expenditures to date have been for research and development activities, selling, general and administrative expenses. Research and development expenses represent costs incurred for product acquisition, clinical trials, activities relating to regulatory filings and manufacturing development efforts. We generally outsource our clinical and manufacturing development activities to independent organizations to maximize efficiency and minimize our internal overhead. We expense our research and development costs as they are incurred. Selling, general and administrative expenses consist primarily of salaries and related expenses, general corporate activities and costs associated with product marketing activities. Interest expense consists of costs associated with convertible notes which were issued in 2000 and 1999 to fund our business activities.

     We expect to continue to incur operating losses during the balance of fiscal 2001 and for the foreseeable future as a result of research and development activities attributable to new and existing products and costs associated with the commercialization and launch of our products. In 2001, we expect increased cash outlays for research and development costs associated with our ongoing clinical trials and manufacturing development activities. We also expect increased outlays during 2001 for sales, general and administrative costs related to selling and marketing activities of Angiomax, our lead product. We will need to generate significant revenues to achieve and maintain profitability. During the first quarter of 2001, we recorded revenue for the initial shipments of Angiomax.

     In March 1997, we acquired exclusive worldwide commercial rights from Biogen, Inc., to the technology, patents, trademarks, inventories, know-how and all regulatory and clinical information related to Angiomax. Under the Biogen license, we paid $2.0 million upon execution of the license agreement and are obligated to pay up to an additional $8.0 million upon reaching certain milestones, including the first sale of Angiomax for certain indications. In addition, we will pay royalties on future sales of Angiomax and on any sublicense royalties earned.

     In August 1999, we acquired exclusive worldwide rights from GyneLogix, Inc. to the patents and know-how related to the biotherapeutic agent CTV-05. Under the GyneLogix license, we have paid $400,000 and are obligated to pay up to an additional $100,000 upon reaching certain development and regulatory milestones and to fund agreed-upon operational costs of GyneLogix related to the development of CTV-05 on a monthly basis subject to a limitation of $50,000 per month. In addition, we will pay royalties on future sales of CTV-05 and on any sublicense royalties earned.

     In July 1998, we acquired from Immunotech S.A., a wholly-owned subsidiary of Beckman Coulter, Inc., exclusive worldwide rights to IS-159, which is under clinical investigation for the treatment of acute migraine headache. Under the Immunotech license, we paid $1.0 million upon execution of the license agreement and are obligated to pay up to an additional $4.5 million upon reaching certain development and regulatory milestones. In addition, we will pay royalties on future sales of IS-159 and on any sublicense royalties earned. We are seeking a collaborator to develop IS-159 and do not intend to initiate further studies of IS-159 until we enter into a collaborative agreement.

     During the three months ended March 31, 2000, we recorded deferred stock compensation on the grant of stock options of approximately $3.9 million, representing the difference between the exercise price of such options and the fair market value of our common stock at the date of grant of such options. The exercise prices of these options were below the estimated fair market value of our common stock as of the date of grant based on the estimated initial public offering price of our common stock.

     We amortize deferred stock compensation over the respective vesting periods of the individual stock options. We recorded amortization expense for deferred compensation of approximately $1.1 million and $150,000 for the three months ended March 31, 2001 and 2000, respectively. We expect to record amortization expense for the deferred compensation as follows: approximately $3.1 million for the remainder of 2001, approximately $3.9 million for 2002, approximately $3.9 million for 2003 and approximately $1.4 million for 2004.


     As of June 18, 2001, we had not generated any taxable income. At December 31, 2000, net operating losses available to offset future taxable income for federal income tax purposes were approximately $122.2 million. If not utilized, federal net operating loss carryforwards will expire at various dates beginning in 2011 and ending 2020. We have not recognized the potential tax benefit of our net operating losses in our statements of operations. The future utilization of our net operating loss carryforwards may be limited pursuant to regulations promulgated under the U.S. Internal Revenue Code of 1986, as amended.


RESULTS OF OPERATIONS

  Three Months Ended March 31, 2001 and 2000


     Product Revenue. With the commercial launch of our lead product, Angiomax, in January 2001, we reported product revenue of $1.9 million for the three months ended March 31, 2001. We had not reported revenue prior to this time.



     Cost of Revenue. Cost of revenue for the three months ended March 31, 2001 was $332,000, or 18% as a percentage of product revenue. Cost of revenue includes cost of manufacturing Angiomax, logistical costs associated with distributing Angiomax, and accrued royalties. The cost of manufacturing as a percentage of product revenue was low in the first quarter of 2001 and is expected to continue to run at, or near, this level through most of 2001 because cost associated with the manufacture of Angiomax incurred by us prior to date of FDA approval of Angiomax in December 2000 was expensed as research and development expense.



     Research and Development Expenses. Research and development expenses increased 18% to $12.6 million for the three months ended March 31, 2001, from $10.6 million for the three months ended March 31, 2000. The increase in research and development expenses of $2.0 million was primarily due to increased enrollment rates of our Phase 3 clinical trial of Angiomax in acute myocardial infraction, called HERO-2, and our Phase 3b trial of Angiomax in angioplasty, called REPLACE. Also contributing to the increase was the manufacture of Angiomax bulk product produced using the Chemilog process, which we will continue to expense as research and development until the process is approved by the FDA. The increase in research and development expenses was partly offset by a reduction in manufacturing development expenses during the first quarter of 2001 compared to the first quarter of 2000, during which we received the first batch of pre-FDA approved Angiomax bulk drug substance manufactured by UCB Bioproducts and recognized the associated cost.


     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 656% to $9.1 million for the three months ended March 31, 2001, from $1.2 million for the three months ended March 31, 2000. The increase in selling, general and administrative expenses of $7.9 million was primarily due to an increase in marketing and selling expenses and corporate infrastructure costs arising from an increase in activity relating to the commercial launch of Angiomax during the three months ended March 31, 2001.

     Interest Income and Interest Expense. Interest income increased 930% to $1.1 million for the three months ended March 31, 2001, from $104,000 for the three months ended March 31, 2000. The increase in interest income of $965,000 was primarily due to interest income arising from investment of the proceeds of our initial public offering, or IPO, in August 2000.



     We had no interest expense for the three months ended March 31, 2001 as compared to $7.5 million for the three months ended March 31, 2000. Our interest expense in the first quarter 2000 was related to interest charges and amortization of discount on our convertible notes issued in October 1999 and March 2000.


  Years Ended December 31, 2000 and 1999


     Research and Development Expenses. Research and development expenses increased 30% from $30.3 million in 1999 to $39.6 million in 2000. The increase of $9.3 million was primarily due to the increased enrollment rate of our HERO-2 Phase 3 clinical trial during 2000, initiation in 2000 of our REPLACE Phase 3b/4 clinical trial and by the recognition of $12.2 million of research and development costs in connection with the completion of UCB Bioproduct's manufacture of Angiomax bulk drug substance prior to FDA approval. The increase in costs was partly offset by reduced development expenses reflecting our termination of the semilog manufacturing development program with Lonza AG in the fourth quarter of 1999 and a reduction in development activity for IS-159 in 2000.


     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 200% from $5.0 million in 1999 to $15.0 million in 2000. The increase of $10.0 million was primarily due to an increase in marketing and selling expenses and corporate infrastructure costs arising from an increase in activity in preparation for the commercial launch of Angiomax.

     Interest Income and Interest Expense. Interest income increased 223% from $838,000 in 1999 to $2.7 million in 2000. The increase of $1.9 million was primarily due to interest income arising from investment of the proceeds of our initial public offering.


     Interest expense was $19.4 million in 2000 compared to $197,000 in 1999 and was related to interest charges and the amortization of the discount on our convertible notes issued in October 1999 and March 2000. The notes were converted into series IV convertible preferred stock in May 2000, accelerating the remaining unamortized discount.


  Years Ended December 31, 1999 and 1998


     Research and Development Expenses. Research and development expenses increased 26% from $24.0 million in 1998 to $30.3 million in 1999. The increase of $6.3 million was due to the expansion in 1999 of our clinical development programs, primarily those relating to our HERO-2 clinical trial which commenced in late 1998, our IS-159 development program and our Angiomax trials in angioplasty.


     Selling, General and Administrative Expenses. Selling, general and administrative expenses decreased 20% from $6.2 million in 1998 to $5.0 million in 1999. The decrease of $1.2 million was primarily due to a decrease in Angiomax-related marketing expenses.

     Interest Income and Interest Expense. Interest income decreased 36% from $1.3 million in 1998 to $838,000 in 1999 due to a lower level of cash and marketable securities available for investment during 1999 as compared to 1998. Interest expense was $197,000 in 1999 and related to interest expense and amortization of the discount on our convertible notes issued in the aggregate principal amount of $6.0 million in October 1999.

LIQUIDITY AND CAPITAL RESOURCES

     On May 16, 2001, we received approximately $41.8 million in net proceeds from the sale of shares of common stock in a private placement to new and existing investors.

     As of March 31, 2001, we had $59.0 million in cash, cash equivalents and marketable securities, as compared to $79.3 million as of December 31, 2000.

     For the three months ended March 31, 2001, we used net cash of $20.0 million in operating activities. This consisted of a net loss of $19.1 million, combined with a decrease in accounts payable of $2.3 million and an increase in accounts receivable of $1.8 million, partly offset by an increase in accrued expenses of $1.9 million, and non-cash amortization of deferred compensation of $1.1 million. We generated approximately $9.4 million of cash from net investing activities, which consisted principally of the maturity or sale of marketable securities, partly offset by the purchase of fixed assets of $95,000. We received $171,000 from financing activities, primarily from purchases of stock by employees.


     In August and September 2000, we received $101.4 million in net proceeds from the sale of common stock in our IPO at a price of $16.00 per share. Prior to the IPO, we had received net proceeds of $79.4 million from the private placement of equity securities, primarily redeemable convertible preferred stock, and $19.4 million from the issuance of convertible notes and warrants.


     As of December 31, 2000, we had $79.3 million in cash, cash equivalents and marketable securities, as compared to $7.2 million and $28.3 million as of December 31, 1999 and 1998, respectively.

     During 2000, we used net cash of $48.1 million in operating activities. This consisted of a net loss for the period of $71.3 million, combined with a decrease in accounts payable of $1.8 million, an increase in inventory of $2.0 million and an increase in accrued interest receivable of $1.3 million, partly offset by an increase in accrued expenses of $5.7 million, non-cash amortization of discount on convertible notes of $19.0 million and deferred compensation of $3.7 million. We spent $42.8 million for investing activities, which consisted principally of purchases of marketable securities with net proceeds from our initial public offering. We received $121.1 million from financing activities, primarily from our initial public offering, which resulted in net proceeds of $101.4 million, and from the issuance of convertible notes and preferred stock, which resulted in proceeds of $19.4 million during 2000.


     During 1999, we placed an order with UCB Bioproducts for the manufacture of Angiomax bulk drug product. Manufacture of $14.2 million of this material was completed in 2000, of which $12.2 million was expensed during that period. All costs associated with the manufacture of Angiomax bulk drug product and finished products to which title has transferred to us prior to the date of FDA approval of Angiomax were expensed as research and development. We recorded Angiomax bulk drug product to which we took title after the date of FDA approval of Angiomax as inventory, which will increase our cost of sales in 2001 and possibly the following year. In November 2000, we placed additional orders with UCB Bioproducts for the manufacture of Angiomax bulk drug product. Under the terms of these purchase orders, we are scheduled to take title to material and become obligated to make payments totaling approximately $24.0 million in 2001 and 2002.


     As of December 31, 2000, we had net operating loss carryforwards of approximately $122.2 million, to offset future federal taxable income expiring in 2011 through 2020 and approximately $116.0 million to offset future state taxable income expiring in 2001 through 2004. Due to the degree of uncertainty related to the ultimate realization of such net operating losses, no benefit has been recognized in the financial statements as of December 31, 2000. If we achieve profitability, such tax benefits would be recognized when their realization was considered more likely than not. Our ability to utilize these losses in future years, however, may be subject to limitation based upon changes in ownership under the rules of the Internal Revenue Code.

     We expect to devote substantial resources to our research and development efforts and to our sales, marketing and manufacturing programs associated with the commercialization of our products. Our funding requirements will depend on numerous factors, including whether Angiomax is commercially successful, the progress, level and timing of our research and development activities, the cost and outcomes of regulatory reviews, the continuation or termination of third party manufacturing or sales and marketing arrangements, the cost and effectiveness of our sales and marketing programs, the status of competitive products, our ability to defend and enforce our intellectual property rights and the establishment of additional strategic or licensing arrangements with other companies or acquisitions.

     We believe, based on our current operating plan, including anticipated sales of Angiomax, that our cash, cash equivalents and marketable securities as of May 16, 2001 will be sufficient to fund our operations for approximately 18 months. If our existing resources are insufficient to satisfy our liquidity requirements due to slower than anticipated sales of Angiomax or otherwise, or if we acquire additional product candidates, we may need to sell additional equity or debt securities. The sale of additional equity and debt securities may result in additional dilution to our stockholders, and we cannot be certain that additional financing will be available in amounts or on terms acceptable to us, if at all. If we are unable to obtain this additional financing, we may be required to reduce the scope of our planned research, development and commercialization activities, which could harm our financial condition and operating results.

DISCLOSURE ABOUT MARKET RISK

     Our exposure to market risk is confined to our cash, cash equivalents and marketable securities. We place our investments in high-quality financial instruments, primarily money market funds and corporate debt securities with maturities or auction dates of less than one year, which we believe are subject to limited credit risk. We currently do not hedge interest rate exposure. At March 31, 2001, we held $59.0 million in cash, cash equivalents, and marketable securities, all due within one year, which had an average interest rate of approximately 6.5%.


     As of March 31, 2001, we held a $3.0 million principal investment in Southern California Edison 5 7/8% bonds which was due January 15, 2001, which is accounted for in accordance with Statement of Financial Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." During the second quarter of 2001, we sold $3.0 million of the Southern California Edison bonds, which will result in a realized loss of $850,000 that will be recognized in the second quarter of 2001.


     Most of our transactions are conducted in U.S. dollars. We do have certain development and commercialization agreements with vendors located outside the United States. Transactions under certain of these agreements are conducted in U.S. dollars, subject to adjustment based on significant fluctuations in currency exchange rates. Transactions under certain other of these agreements are conducted in the local foreign currency. If the applicable exchange rate undergoes a change of 10%, we do not believe that it would have a material impact on our results of operations or cash flows.

                                    BUSINESS

OVERVIEW

     We acquire, develop and commercialize biopharmaceutical products that are in late stages of development or have been approved for marketing. In December 2000, we received marketing approval from the FDA for Angiomax, our lead product, for use as an anticoagulant in combination with aspirin in patients with unstable angina undergoing coronary balloon angioplasty. Coronary angioplasty is a procedure used to restore normal blood flow in an obstructed artery in the heart. We began selling Angiomax in the United States in January 2001.

     We are also developing Angiomax for additional potential applications for use in the treatment of ischemic heart disease. As of May 15, 2001, clinical investigators had administered Angiomax to approximately 13,100 patients in clinical trials in the treatment and prevention of blood clots in a wide range of hospital applications. We believe that Angiomax will become the leading replacement for heparin in hospital care. In the United States, heparin is the most widely-used acute care anticoagulant and is used to treat approximately five million hospitalized patients per year.

     Angiomax directly blocks or inhibits the actions of thrombin, a key component in the formation and growth of blood clots. By blocking thrombin directly, rather than indirectly like heparin, Angiomax inhibits the actions of thrombin both in the clot and in the blood. Angiomax's inhibition of thrombin is reversible, which means that its thrombin-blocking effect wears off over time, allowing thrombin to again work in the clotting process. This reversibility is associated with a reduced risk of bleeding.

     In the clinical trials in angioplasty, Angiomax has:

     - reduced the frequency of life-threatening coronary events including heart attack and the need for emergency coronary procedures;

     - reduced the likelihood of major bleeding and the need for blood transfusion;

     - demonstrated a predictable anticoagulant response to a specific Angiomax dose, which enables simplified dosing; and

     - been used in combination with GP IIb/IIIa inhibitors and demonstrated no evidence of significant interactions.

     Our strategy is to build a commercial biopharmaceutical operation by acquiring, developing and commercializing product candidates. We will actively manage the development and commercialization of these product candidates. Our principal objectives include:

     - commercializing Angiomax for use in patients with unstable angina undergoing angioplasty;

     - developing and commercializing Angiomax as the leading replacement for heparin for use in the hospital treatment of ischemic heart disease;

     - acquiring additional products with (1) existing clinical data which provides reasonable evidence of safety and efficacy, (2) an anticipated time to market of four years or less and (3) potential cost savings to payors or improved efficiency of patient care; and

     - making the best use of our resources through our relationships with contract development, manufacturing and sales companies.

     We market Angiomax in the United States using a sales force contracted from Innovex, Inc., which we manage. We intend to market our other products in the United States by contracting with external organizations, which we would manage, or by collaborating with other biopharmaceutical companies.

ANGIOMAX

     In December 2000, we received marketing approval from the FDA for Angiomax for use as an anticoagulant in combination with aspirin in patients with unstable angina undergoing coronary balloon angioplasty. We began selling Angiomax in the United States in January 2001. In September 1999, Angiomax was approved in New Zealand for use in the treatment of patients undergoing coronary balloon angioplasty.

     We believe Angiomax will be a valuable replacement to heparin, an anticoagulant used in almost all angioplasty procedures performed in the United States and administered to a majority of patients treated in hospitals in the United States for acute coronary syndromes, including heart attack. As of May 15, 2001, clinical investigators had administered Angiomax to approximately 13,100 patients in clinical trials for the treatment and prevention of blood clots in a wide range of hospital applications. In clinical trials in angioplasty, use of Angiomax has resulted in fewer life-threatening coronary events and fewer bleeding events, including the need for blood transfusion. The therapeutic effect of Angiomax is more predictable than heparin, which enables simplified dosing. Angiomax's therapeutic benefit is strongest in high-risk patients who have previously experienced a heart attack or unstable angina.

     We believe that Angiomax has additional potential applications for the treatment of ischemic heart disease. As of May 15, 2001, we:


     - had a randomized Phase 3b/4 trial program in angioplasty underway comparing Angiomax to heparin, with and without GP IIb/IIIa inhibitors;


     - had a 17,000 patient Phase 3 trial program underway studying the use of Angiomax for the treatment of patients who have suffered a heart attack, otherwise known as AMI;

     - had a Phase 3 trial program underway studying the use of Angiomax in the treatment of patients undergoing angioplasty who experience reduced platelet count and clotting due to an immunological reaction to heparin, known as heparin-induced thrombocytopenia and heparin-induced thrombocytopenia and thrombosis syndrome, or HIT/HITTS;

     - had a Phase 2 trial program underway studying the use of Angiomax as an anticoagulant in patients undergoing coronary artery bypass graft surgery, or CABG, without the use of a bypass pump; and

     - planned to commence a Phase 3 trial program to study the use of Angiomax in patients with unstable angina, a condition in which patients experience the new onset of severe chest pain, increasingly frequent chest pain or chest pain that occurs while they are at rest.

  Background

     Clotting. Normally, blood loss at the site of an injury is limited by the formation of blood clots, or thrombosis. In general, clotting serves a life-saving function by reducing bleeding, but sometimes unwanted clots in arteries can lead to heart attack, stroke or organ failure. A blood clot is a collection of cross-linked strands of a protein called fibrin that forms a mesh around activated platelets and red blood cells. Blood clots are formed through precisely regulated interactions among the blood vessel wall, plasma clotting factors, including thrombin and fibrinogen, and platelets.


     The trigger for the clotting process in an artery is typically a tearing or spontaneous rupture which exposes cholesterol and fat deposited on a blood vessel wall to the bloodstream. This may happen without an apparent cause or may be caused as a direct result of, for example, an angioplasty procedure. In parallel, the clotting factor, thrombin, is activated, and a thin protective layer of platelets is deposited at the rupture site. Thrombin and platelets interact, and thrombin formation, fibrin formation and platelet clumping take place. A full-blown clot may form rapidly as a clot blocks the blood vessel and may then cut off blood supply to the heart muscle. If this occurs, the muscle stops working either in part, which is a heart attack, or myocardial infarction, or completely, which may lead to cardiac arrest as the heart stops beating. This may result in irreversible damage to the heart or death.

     During medical procedures such as coronary angioplasty, the blood clotting process must be slowed to avoid unwanted clotting in the coronary artery, and the potential growth or movement of a clot along blood vessels to new sites.

     The trigger for clotting in veins is usually slower than that in arteries. In general, venous clots are caused by slow blood flow, which typically occurs when patients are immobilized, such as after surgery and during pregnancy, or when patients experience changes in the blood as a result of diseases such as cancer. When a clot develops in large, deep veins, which return blood to the heart by way of the lungs, this condition is referred to as deep vein thrombosis. In some cases of deep vein thrombosis, part of the clot may break off and move to the lungs with potentially fatal results.

     Anticoagulation Therapy. Anticoagulation therapy attempts to modify actions of the components in the blood system that cause clot-forming factors leading to blood clots. The most important approach to the prevention and management of arterial and venous clots is diet and exercise. When the risks of clot formation cannot be avoided, or when medical procedures such as angioplasty almost guarantee some degree of increased risk of clots, anticoagulation therapy is indicated. Anticoagulation therapy involves the use of drugs to inhibit one or more components of the clotting process, thereby reducing the risk of clots. Anticoagulation therapy is usually started immediately after a diagnosis of blood clots or after risk factors for clotting are identified. Because anticoagulation therapy reduces clotting, it also may cause excessive bleeding.

     To date, three principal components of the clotting process, thrombin, fibrin and platelets, have been targeted for anticoagulation therapy:

     - The actions of thrombin in the clotting process may be inhibited by indirect thrombin inhibitors, such as heparin, which act to turn off coagulation factors and turn on natural anti-clotting factors such as antithrombin-III, or AT-III. The actions of thrombin in the clotting process also may be inhibited by direct thrombin inhibitors, which act directly on thrombin.

     - Fibrin may be dissolved after clotting has occurred by products called fibrinolytics.

     - The aggregation of platelets in the clotting process may be inhibited by products called platelet inhibitors, which act on different pathways, including specific enzyme pathways like the cyclo-oxygenase and the adenosine diphosphate, or ADP, pathways and surface sites like the GP IIb/IIIa receptor.

     Drugs are currently used alone or in combination with other anticoagulant therapy to target one or more components of the clotting process. These drugs have anticoagulant effects but also increase the patient's risk of bleeding. Excess bleeding is often a risk associated with these drugs due to the high doses needed to produce anticoagulant effects. In order to reduce this risk, physicians increasingly use combinations of drugs targeted at different components of the clotting process at lower doses, which reduce the risk of thrombosis while minimizing the risk of bleeding.

     Indirect Thrombin Inhibitors. In the hospital environment, most patients undergoing anticoagulation therapy for the prevention and treatment of arterial and venous thrombosis receive heparin or low molecular weight heparin. In the United States, approximately five million patients annually receive heparin. Heparin is a standard component of acute anticoagulation therapy because of the central role of thrombin in clotting and heparin's rapid anticoagulant effect.

     Heparin's properties as an anticoagulant were discovered in 1916. It is prepared from the intestines of pigs or cows. Heparin is a complex mixture of animal-derived sugars with variable anticoagulant potencies. The anticoagulant effects of heparin on any given patient are difficult to predict because heparin binds non-specifically to human cells and circulating substances in the blood. For these and other reasons, heparin, as a non-specific, indirect thrombin inhibitor, presents a variety of clinical challenges including:

     - Weak effect in clots. Because it is an indirect thrombin inhibitor, heparin is ineffective on thrombin when clots have formed.

     - Risk of bleeding. Patients who receive heparin have a high incidence of bleeding. This is particularly the case with patients who are elderly, female or underweight. Recent clinical trials have shown that bleeding risk may also be increased when heparin is used in combination with intravenous platelet inhibitors.

     - Unpredictability. The anticoagulant effect of a given dose of heparin is unpredictable and therefore requires close monitoring.

     - Adverse reaction risk. Heparin can cause HIT/HITTS, a dangerous immunological reaction.

     - Diminished effect in sick patients. Heparin's effect may be reduced in the presence of blood factors found in patients stressed by disease, such as heart attack patients.

     - Requires other factors for effect. Heparin can only bind to thrombin by first binding to a blood factor called antithrombin-III, which may be absent or present in insufficient amounts in some patients.

     Physicians are increasingly using low molecular weight heparins as an alternative to heparin, especially as chronic therapy. In contrast to heparin, low molecular weight heparins tend to be more specific in their effect and may be administered once or twice daily by subcutaneous injection on an outpatient basis. Despite these advantages, low molecular weight heparins exhibit similar clinical challenges to those of heparin, including a weak effect in clot that has already formed and a comparable risk of bleeding. In addition, clinicians are currently unable to monitor the anticoagulant effects of low molecular weight heparins, making their use in angioplasty problematic.

  Angiomax Potential Advantages

     Angiomax is a peptide of 20 amino acids that is a quick-acting, direct and specific inhibitor of thrombin and is administered by intravenous injection. Angiomax is specific in that it only binds to thrombin and does not bind to any other blood factors or cells.

     Angiomax was engineered based on the biochemical structure of hirudin, a natural 65-amino acid protein anticoagulant. However, Angiomax is reversible while hirudin is not. This reversibility is associated with a reduced risk of bleeding.

     Angiomax has numerous clinical advantages over heparin including:

     - Effective in clots. Angiomax, as a direct thrombin inhibitor, is equally effective on thrombin in the clot as well as thrombin circulating in the blood;

     - Reduced bleeding risk. As a reversible thrombin inhibitor, Angiomax has consistently shown clinically meaningful reductions in bleeding as compared to heparin;

     - Predictability. A specified dose of Angiomax results in a predictable level of anticoagulation;

     - Diminished adverse reaction risk. To date, Angiomax has not caused dangerous immunological reactions in clinical trials;

     - Effective in sick patients. Angiomax is effective even in the presence of blood factors found in patients stressed by disease, for example heart attack patients; and

     - Independent of other factors for effect. Unlike heparin, Angiomax's effect does not require the presence of antithrombin-III or any other factors to act on thrombin.

  Angiomax Potential Applications


     We believe that Angiomax will become the leading replacement for heparin in acute cardiovascular care. We plan to commercialize Angiomax first for use in patients undergoing coronary angioplasty. In addition, we are developing Angiomax for use as an alternative to heparin for the treatment of acute coronary syndromes, with a Phase 3b/4 trial called REPLACE underway in angioplasty, a Phase 3 trial called HERO-2 underway in AMI, a Phase 3 trial underway in HIT/HITTS, a Phase 2 trial underway in CABG without the use of a bypass pump and a Phase 3 trial planned in patients with unstable angina. Our development plan is designed to highlight the clinical benefits of Angiomax initially in broad patient populations treated with heparin at high risk of clots or bleeding. We are also investigating other applications of Angiomax as an acute care product.

  Use of Angiomax in Angioplasty

     Angioplasty. Angioplasty is a procedure involving the inflation of a balloon or deployment of a stent or other device inside an obstructed artery to restore normal blood flow. The coronary angioplasty procedure itself increases the risk of coronary clotting potentially leading to myocardial infarction, or MI, CABG, or death.

     Based on hospital discharge data, in the United States, there were approximately 686,000 inpatient angioplasty procedures performed in 1997 and approximately 55,000 outpatient angioplasty procedures performed in 1996. We believe approximately one half of patients undergoing angioplasty in an inpatient hospital setting were admitted through the emergency room and may be categorized as high risk. Many of these high-risk patients have previously experienced a heart attack or have unstable angina.

     To prevent clotting, anticoagulation therapy is routinely administered to patients undergoing angioplasty. Heparin is currently used as an anticoagulant in virtually all patients undergoing angioplasty. In addition, platelet inhibitors such as aspirin, an ADP inhibitor or a GP IIb/IIIa inhibitor are often administered.

     A segment of patients undergoing angioplasty and receiving anticoagulation therapy are at risk of significant bleeding. For example, the risk is greater for patients who are elderly, female or underweight.

     Angiomax Clinical Experience in Angioplasty. As of May 15, 2001, we and the licensor of Angiomax, Biogen, had conducted clinical trials of Angiomax in over 6,100 patients undergoing angioplasty. These trials have shown that Angiomax is a predictable anticoagulant, which can be used in combination with other therapies and which results in fewer adverse clinical events when compared to heparin.

                        ANGIOPLASTY TRIALS OF ANGIOMAX AS OF MAY 15, 2001
-------------------------------------------------------------------------------------------------
LEAD INVESTIGATORS                COMPLETED   PATIENTS   PHASE       TRIAL/STUDY DESCRIPTION
------------------                ---------   --------   -----   --------------------------------
E. Topol........................    1992         291     2       Angiomax dose-ranging trial
J. Bittl........................    1994       4,312     3       Pivotal angioplasty trials
                                                                 comparing Angiomax with high
                                                                 dose heparin in unstable angina
                                                                 patients
M. Abernathy, P. Aylward........    1999          30     3       Interaction study of Angiomax
                                                                 with Ticlid
L. Wallentin....................    1999          40     3       Trial comparing Angiomax with
                                                                 heparin in patients switched
                                                                 from low molecular weight
                                                                 heparin
H. White, P. Aylward............    2000          26     2       Trial of Angiomax dosing in
                                                                 patients with normal to
                                                                 moderately impaired kidney
                                                                 function
N. Kleiman......................    2000          42     3b      Interaction study of Angiomax
                                                                 with Integrilin
E. Topol, N. Kleiman, A.M.
  Lincoff, R. Harrington........    1999          60     3       CACHET-A trial comparing
                                                                 Angiomax with heparin in
                                                                 full-dose ReoPro patients
E. Topol, N. Kleiman, A.M.
  Lincoff, R. Harrington........    2000         210     3       CACHET-B/C trial comparing
                                                                 Angiomax with ReoPro plus
                                                                 heparin in broad patient group

                        ANGIOPLASTY TRIALS OF ANGIOMAX AS OF MAY 15, 2001
-------------------------------------------------------------------------------------------------
LEAD INVESTIGATORS                COMPLETED   PATIENTS   PHASE       TRIAL/STUDY DESCRIPTION
------------------                ---------   --------   -----   --------------------------------
R. Califf, K. Mahaffey..........   Ongoing        19     3       Study of Angiomax in HIT/HITTS
                                                                 patients
J. Ormiston.....................    2000          49     3b      Angiomax single intravenous dose
                                                                 trial
J. Ormiston.....................    2000          33     3b      Interaction study of Angiomax
                                                                 with Aggrastat
A.M. Lincoff....................   Ongoing     1,057     3b      REPLACE trial comparing Angiomax
                                                                 to heparin, with and without GP
                                                                 IIb/IIIa inhibitors

     Phase 3 Pivotal Trials in Angioplasty. Two similar, randomized double blind clinical trials compared the use of Angiomax to heparin in a total of 4,312 patients with unstable angina undergoing coronary balloon angioplasty. High doses of heparin were used in the trials. When measured seven days after treatment in the hospital, in comparison to heparin-treated patients in the trials, Angiomax-treated patients experienced:

     - 43% fewer clinical events as measured by death, MI, revascularization procedures or major bleeding;

     - 22% fewer ischemic events as measured by death, revascularization or MI; and

     - 62% or 65% less bleeding, as measured by a protocol-defined end point of major bleeding or the transfusion of two or more units of blood, respectively.

     The following table summarizes the combined clinical results for all unstable angina patients in the pivotal Phase 3 angioplasty trials.

                                                                           PERCENTAGE
                                                                            REDUCTION
                                                                           IN ADVERSE
                                                  ANGIOMAX    HEPARIN    CLINICAL EVENTS    P-VALUE*
                                                  --------    -------    ---------------    --------
Number of patients..............................   2,161       2,151
In hospital up to 7 days
  Death, MI, revascularization or major
     bleeding...................................     8.3%       14.5%          43% (less than)0.001
  Death, MI or revascularization................     6.2%        7.9%          22%            0.039
  Major bleeding................................     3.5%        9.3%          62% (less than)0.001
  Transfusion...................................     2.0%        5.7%          65% (less than)0.001
At 90 days
  Death, MI or revascularization................    15.7%       18.5%          15%            0.012

---------------
* The statistical significance of clinical results is determined by a widely-used statistical method that establishes the p-value of clinical results. For example, a p-value of less than 0.01 (p(less than)0.01) means that the chance of the clinical results occurring by accident is less than 1 in 100.

     The trials included a prospectively defined and separately stratified group of 741 patients, who had experienced an MI during the two weeks prior to angioplasty. The benefits of Angiomax as a direct thrombin inhibitor, compared to heparin as an indirect thrombin inhibitor, were more pronounced for this group of 741 patients who had experienced an MI during the two weeks prior to angioplasty. When measured seven days after treatment in the hospital, the Angiomax-treated patients experienced the following benefits:

     - 64% fewer clinical events as measured by death, MI, revascularization procedures or major bleeding;

     - 51% fewer ischemic events as measured by death, revascularization or MI; and

     - 76% or 80% less bleeding, as measured by a protocol-defined major bleeding or as measured by a transfusion of two or more units of blood.

     The following table summarizes the combined clinical results of the group of patients who had experienced a heart attack or MI during the two weeks prior to angioplasty in the pivotal Phase 3 angioplasty trials.

                                                                            PERCENTAGE
                                                                             REDUCTION
                                                                            IN ADVERSE
                                                   ANGIOMAX    HEPARIN    CLINICAL EVENTS    P-VALUE
                                                   --------    -------    ---------------    -------
Number of patients...............................     369        372
  In hospital up to 7 days
  Death, MI, revascularization or major
     bleeding....................................     6.5%      18.3%          64% (less than)0.001
  Death, MI or revascularization.................     4.9%       9.9%          51%            0.009
  Major bleeding.................................     2.4%      11.8%          80% (less than)0.001
  Transfusion....................................     1.6%       6.7%          76% (less than)0.001
At 90 days
  Death, MI or revascularization.................    11.7%      20.2%          42% (less than)0.003

     Recent trends in interventional cardiology have resulted in heparin doses lower than those used in the Angiomax pivotal Phase 3 trials in angioplasty. We believe that this trend has been encouraged by the increasing combined use of platelet inhibitors and heparin in angioplasty. In most recent major angioplasty trials with GP IIb/IIIa inhibitors, lower heparin doses were used than in the Angiomax pivotal Phase 3 trials.

     Heparin Dosing in Pivotal Phase 3 Angioplasty Trial. Analyses of data from a wide array of recent angioplasty trials show that the bleeding rates for the heparin patients in our trials were not higher than the bleeding rates for other trials where lower doses of heparin were used. Ischemic event rates for patients in the Angiomax pivotal Phase 3 trials were lower than for patients receiving lower doses of heparin without a GP IIb/IIIa inhibitor in other clinical studies.


     CACHET-B/C Trials in Angioplasty. In February 2000, we completed the CACHET-B/C study, a 210 patient randomized, multicenter study, in angioplasty. The trial analyzed the use of Angiomax versus low-dose heparin. All heparin patients also received ReoPro, a GP IIb/IIIa inhibitor. Although Angiomax patients could receive ReoPro under certain circumstances, physicians in the trial opted not to use ReoPro in 76% of the Angiomax patients.


     The CACHET-B/C patient study population was broader than in earlier Angiomax trials, targeting lower risk patients undergoing angioplasty with expected stenting. Heparin and Angiomax doses were designed to achieve similar levels of anticoagulation. Aspirin with Ticlid or Plavix was used in most patients. As in previous trials, Angiomax provided predictable levels of dose response anticoagulation.

     The combined incidence of death, MI, revascularization or major bleeding reported within seven days was 3.5% in Angiomax patients and 14.3% in heparin and ReoPro patients with a p-value of 0.013.

     Low platelet count, or thrombocytopenia, was significantly less frequent among Angiomax patients than among heparin/ReoPro patients with a p-value of
0.012. Other adverse events occurred with similar frequency in both groups. Angiomax showed no apparent pharmacological interaction with ReoPro.

     The results of the CACHET-B/C study provides more support for the use of Angiomax as a foundation anticoagulant for angioplasty. In this study, Angiomax demonstrated predictable reversible anticoagulation and improved net clinical benefit over heparin. In addition, by decreasing major bleeds and reducing the need for revascularization and drug costs, we believe that, on average, substantial cost savings are possible for hospitals treating patients with Angiomax.

     Interaction Studies. Specific interaction studies of Angiomax with GP IIb/IIIa inhibitors ReoPro, Integrilin and Aggrastat have not revealed any drug-drug interactions.

     REPLACE Trial in Angioplasty. In November 2000, we began a randomized, two-part Phase 3b/4 trial of the use of Angiomax in angioplasty. We expect that the trial will be conducted at approximately 200 sites in the United States. The first part of the trial, in which we enrolled 1,057 patients, assessed the clinical outcomes and health economics of Angiomax compared to heparin, with and without GP IIb/IIIa inhibitors. Data from part one of the trial showed that patients randomized to Angiomax experienced fewer complications of angioplasty including:



     - 22% reduction in death, MI, revascularization or clinically significant bleedings;



     - 19% reduction in death, MI or revascularization; and



     - 35% reduction in clinically significant bleeding.


     The second part of the trial, which may include up to 10,000 patients who have been referred for angioplasty, may include three randomized arms:

     - heparin with a GP IIb/IIIa inhibitor;

     - Angiomax with the provisional use of a GP IIb/IIIa inhibitor at the choice of the physician; and

     - Angiomax with a GP IIb/IIIa inhibitor.

     Angiomax Commercialization Plans for Angioplasty. We began selling Angiomax in the United States in January 2001 using a sales force contracted from Innovex, Inc., which we manage. In December 2000, we signed a master services agreement and a work order with Innovex under which Innovex agreed to provide the sales force, a sales territory management system and operational support for the launch of Angiomax.

     We are focusing our Angiomax marketing efforts on interventional cardiologists and other key clinical decision-makers for Angiomax. Our sales force has been configured to target the relatively small number of cardiac catheterization laboratories in which most of the angioplasty procedures in the United States are performed.

     We expect Angiomax to provide cost savings to medical decision-makers using Angiomax as part of a safe and effective anticoagulant therapy. Many United States hospitals receive a fixed reimbursement amount for the angioplasties they perform. Because this amount is not based on the actual expenses the hospital incurs, the use of Angiomax has the potential to reduce a hospital's cost of treating an angioplasty patient by reducing bleeding and ischemic events and reducing the need for other treatment therapies. From 1995 to 1997, the incremental costs to a hospital averaged the following: approximately $12,000 for an angioplasty patient receiving a 2-unit transfusion; approximately $4,000 for revascularization in the form of a repeat angioplasty; and approximately $17,000 for an angioplasty patient revascularized by means of coronary artery bypass graft surgery. Our pricing structure for Angiomax is designed to provide hospitals with cost savings based on reductions in clinical events and reductions in drug costs.

     If Angiomax is approved for use in other indications, such as AMI or unstable angina, we intend to market Angiomax for these indications in the United States by supplementing our commercial organization, or by collaborating with other biopharmaceutical companies.


     We are seeking commercial partners outside of the United Stated to market, sell and distribute Angiomax. As of June 18, 2001, we had entered into a collaboration agreement with Grupo Ferrer Internacional for the registration, distribution and promotion of Angiomax in Spain, Portugal, Greece and eighteen Latin America markets including Argentina, Brazil and Mexico. As of such date, we had also entered into a marketing and distribution agreement with Medison Pharma Ltd. for the registration, distribution and promotion of Angiomax in Israel.


  Acute Myocardial Infarction

     Acute myocardial infarction is a leading cause of death. AMI occurs when coronary arteries, which supply blood to the heart, become completely blocked with clot. AMI patients are routinely treated with heparin, with and without fibrinolytics. Heart attack patients are increasingly undergoing angioplasty as a primary treatment to unblock clotted arteries.

     Based on hospital discharge data, in 1997, there were approximately 871,000 AMI patients in the United States who were treated in a hospital.

     Angiomax Clinical Experience in AMI. As of May 15, 2001, we and Biogen had conducted clinical trials comparing Angiomax and heparin in over 17,600 AMI patients.

LEAD INVESTIGATORS        COMPLETED    PATIENTS   PHASE            TRIAL/STUDY DESCRIPTION
------------------        ----------   --------   -----            -----------------------
P. Theroux..............     1992           45      2     Dose-ranging trial comparing Angiomax with
                                                          heparin administered prior to a
                                                          fibrinolytic
P. Theroux..............     1993           68      2     Dose-ranging trial comparing Angiomax with
                                                          heparin administered prior to a
                                                          fibrinolytic
H. White................     1996          412      2     HERO-1: Dose-ranging trial comparing
                                                          Angiomax with heparin administered
                                                          following a fibrinolytic
H. White, R. Califf,
  F. Van de Werf,
  P. Aylward............  Enrollment    17,090      3     HERO-2: Mortality trial comparing Angiomax
                                                          with heparin administered prior to a
                                                          fibrinolytic in 17,000 patients

     The first two trials compared the effect of two doses of Angiomax with heparin as therapy administered in advance of streptokinase, a fibrinolytic, in heart attack patients. The trials were designed to compare the difference in rates of blood flow following therapy. The third trial, the Hirulog Early Reperfusion/Occlusion-1 trial, or the HERO-1 trial, was a multi-center, randomized, double blind comparison involving 412 patients. In this trial, patients with AMI were administered heparin or one of two doses of Angiomax as therapy following the administration of streptokinase and aspirin. Blood flow rates after therapy were evaluated using a standard measure of coronary artery blood flow.

     The three Phase 2 trials demonstrated that use of Angiomax:

     - resulted in normal blood flow in at least 34% more patients than heparin; and

     - resulted in substantially less bleeding and the need for fewer transfusions than heparin.

     The following table summarizes the clinical results for AMI patients in the Phase 2 clinical trials comparing Angiomax to heparin as combined with a fibrinolytic:

                                                    ANGIOMAX    HEPARIN     PERCENTAGE
                                                    PATIENTS    PATIENTS    IMPROVEMENT      P-VALUE*
                                                    --------    --------    -----------      --------
Theroux Montreal Heart Institute Study 1 (45
  patients)
  Full blood flow at 90 minutes...................     67%         40%          67%             0.08
Theroux Montreal Heart Institute Study 2 (68
  patients)
  Full blood flow at 90 minutes...................     71%         31%         129%            0.006
  Transfusion.....................................      5%         31%          84%  (less than)0.02
HERO-1 Trial (412 patients)
  Full blood flow at 90 minutes...................     47%         35%          34%            0.024
  Major bleeding..................................     17%         28%          39%  (less than)0.01

     Based on the results of these Phase 2 trials, we are conducting a worldwide 17,000 patient Phase 3 clinical trial in AMI. In this HERO-2 Phase 3 trial, AMI patients receive Angiomax or heparin prior to treatment with a fibrinolytic. All patients receive aspirin and Streptase, a fibrinolytic. This trial is designed to demonstrate statistically significant improvement in 30-day cumulative mortality among patients receiving

Angiomax, thus establishing Angiomax as the only direct thrombin inhibitor with mortality benefit compared to heparin in the management of AMI.

     We are coordinating the HERO-2 trial with the Virtual Coordinating Center for Global Collaborative Cardiovascular Research Organization, commonly referred to as VIGOUR, an academic consortium of leading cardiologists and their affiliated institutions established to coordinate the efforts of large global clinical trials in cardiology. As of May 15, 2001, the trial had completed enrollment of the 17,000 patients. We expect the analysis of the data to be completed by the end of the third quarter.

     Following enrollment of approximately 2,000, 5,000, 8,000 and 12,500 patients, an independent panel, the Drug Safety Monitoring Board, reviewed safety data from the trial to determine whether there were safety issues that would warrant modification or early termination of the trial. The Board completed the fourth planned review in January 2001, and the trial is proceeding without modification. In contrast, two previous trials using high doses of hirudin in patients including heart attack patients were stopped early because of excessive bleeding in the hirudin patients.

  Acute Coronary Syndromes/Unstable Angina

     Unstable angina is a condition in which patients experience the new onset of severe chest pain, increasingly frequent chest pain or chest pain that occurs while they are resting. Unstable angina is caused most often by a rupture of plaque on an arterial wall that ultimately decreases coronary blood flow but does not cause complete blockage of the artery. There are approximately 948,000 cases of unstable angina in the United States reported each year. Unstable angina is often treated in hospitals with anticoagulation therapy that may include aspirin, indirect thrombin inhibitors such as heparin or low molecular weight heparin and GP IIb/IIIa inhibitors. Many unstable angina patients undergo angioplasty or CABG.

     Angiomax Clinical Experience in Unstable Angina. As of May 15, 2001, we and Biogen had completed five Phase 2 trials of Angiomax in patients with unstable angina or who had experienced a less serious form of MI known as non Q-wave MI. These trials enrolled a total of 630 patients, of whom 553 received various doses of Angiomax. These studies have demonstrated that Angiomax is an anticoagulant which can be administered safely in patients with unstable angina.

     The largest of these Phase 2 trials was a multicenter, double blind, placebo-controlled and randomized study in 410 patients with unstable angina or who had experienced non Q-wave MI. The trial compared the effect of three active dose levels and one placebo dose level of Angiomax with respect to death, MI, recurrent angina and major bleeding. Angiomax demonstrated a significant correlation between dose and anticoagulant effect.

     In comparison to 160 patients treated with placebo doses in the trial, 250 patients treated with active doses of Angiomax experienced:

     - a 68% reduction in death or MI in hospital with a p-value equal to 0.009; and

     - a 59% reduction in death or MI after six weeks with a p-value equal to 0.014.

     We have plans to commence a Phase 3 trial program to study the use of Angiomax in patients with unstable angina.

  Other Indications

     We and Biogen have conducted a number of additional clinical trials of Angiomax for other indications.

     HIT/HITTS. Approximately one to three percent of patients who have received heparin for seven to 14 days experience a condition known as HIT/HITTS. The underlying mechanism for the condition appears to be an immunological response to a complex formed by heparin and another factor, resulting in the lowering of platelet counts, commonly referred to as thrombocytopenia, and in some cases in arterial or venous clotting, which may result in the need for limb amputation, or death. Because further administration of heparin is not possible, an alternative anticoagulant is necessary.

     Prior to 1997, Angiomax was administered to a total of 39 HIT/HITTS patients undergoing angioplasty requiring anticoagulation for invasive coronary procedures or treatment of thrombosis. For those patients undergoing angioplasty and other procedures, Angiomax provided adequate anticoagulation, was well-tolerated and rarely resulted in bleeding complications.

     Based upon the encouraging data in 39 patients, we are currently enrolling patients in a trial designed to evaluate the use of Angiomax for treatment of HIT/HITTS patients undergoing angioplasty. The trial has enrolled 19 patients to date and plans to enroll 50 patients in total.

     CABG. We have initiated a 100 patient Phase 2 trial of Angiomax comparing Angiomax to heparin in patients undergoing off pump CABG. The trial was initiated in November 2000 and 32 patients had been enrolled in the trial as of May 15, 2001.

     Deep Venous Thrombosis. Thirty-one patients with clots in the veins in their legs and 222 patients undergoing orthopedic surgical procedures were treated with Angiomax in two open-label, dose-ranging Phase 2 trials in 1990. Both studies established that Angiomax was an active and well-tolerated anticoagulant and that the anticoagulant effects correlated with the dose of Angiomax.

     We are actively considering further development plans to expand the uses of Angiomax in venous thrombosis and other indications.

  Regulatory Status

     In December 2000, we received approval from the FDA for the use of Angiomax in combination with aspirin in patients with unstable angina undergoing coronary balloon angioplasty. In connection with this approval, the FDA has required us to complete our ongoing trial evaluating the use of Angiomax for the treatment of HIT/HITTS patients undergoing angioplasty. Angiomax is intended for use with aspirin and has been studied only in patients also receiving aspirin.

     In February 1998, we submitted a Marketing Authorization Application, or MAA, to the European Agency for the Evaluation of Medicinal Products, or EMEA, for use in unstable angina patients undergoing angioplasty. Following extended interaction with European regulatory authorities, the Committee of Proprietary Medicinal Products, or CPMP, of the EMEA voted in October 1999 not to recommend Angiomax for approval in angioplasty. The United Kingdom and Ireland dissented from this decision. We have withdrawn our application to the EMEA and are in active dialogue with European regulators to determine our alternative courses of action.

     Angiomax was approved in New Zealand in September 1999 for use as an anticoagulant in patients undergoing coronary balloon angioplasty, and we began selling Angiomax in New Zealand in June 2000. We have submitted an application in Canada to market Angiomax for use in unstable angina patients undergoing angioplasty and are in active dialogue with Canadian regulators.

CTV-05

     In 1999, we acquired from GyneLogix, Inc. exclusive worldwide rights to CTV-05, a strain of bacteria under clinical investigation for a broad range of applications in the areas of gynecological and reproductive health. We have entered into a clinical trial agreement with the National Institutes of Allergy and Infectious Diseases, a division of the National Institutes of Health, commonly referred to as NIH, to conduct a Phase 2 trial of CTV-05, a proprietary biotherapeutic agent for the treatment of bacterial vaginosis, or BV. BV, the most common gynecological infection in women of childbearing age, is an imbalance of naturally occurring organisms in the vagina.

  Bacterial Vaginosis

     BV develops when certain bacteria normally present in the vagina in low levels multiply to infectious levels. BV is associated with serious health risks such as pelvic inflammatory disease, pre-term birth, post-surgical infection and an increased susceptibility to sexually transmitted diseases, including AIDS. The

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

standard treatments currently prescribed for BV are oral or topical antibiotics including metronidazole and clindamycin. These treatments are not optimal, having significant recurrence rates. Moreover, antibiotic use depletes a beneficial bacteria called lactobacilli.

  CTV-05: Rationale, Product Profile and Clinical Studies

     A healthy vagina is principally populated by lactobacilli. The presence of lactobacilli in the vagina, particularly those that produce hydrogen peroxide, has been linked to decreased incidence of BV and other urinary tract and gynecological infections. However, many women lack sufficient populations of hydrogen peroxide-producing lactobacilli to maintain vaginal health, making them more susceptible to infection.

     Studies have shown that the CTV-05 strain of lactobacillus is able to restore the natural balance of the bacteria in the vagina and produce both hydrogen peroxide and lactic acid, substances which are active against disease-causing bacteria and serve a protective role. Because of this, CTV-05 has the potential to improve cure rates when used in conjunction with approved antibiotics, to prevent BV recurrence and thus to reduce serious health risks.

     In the Phase 2 safety and efficacy trial, funded by NIH, CTV-05 is administered topically to BV patients. The study is primarily designed to show whether CTV-05 improves cure rates of BV at 30 days. The study is the first large trial to look at recurrence rates of BV at 90 days. As of May 15, 2001, we had enrolled over 260 patients in a 400 patient trial at three sites and expect to conclude the trial in 2001.

  Other Indications

     Recently completed studies by GyneLogix under a Center for Disease Control and Prevention grant, have shown that CTV-05 is active against the organisms which cause yeast infections and gonorrhea. We plan to conduct pilot clinical studies in these indications.

IS-159

     In 1998, we acquired from Immunotech S.A. exclusive worldwide rights to IS-159, a selective chemical that reacts with receptors found on cerebral blood vessels and nerve terminals. We are seeking a collaborator to develop IS-159 and do not intend to initiate further studies of IS-159 until we enter into a collaborative arrangement.

PRODUCT ACQUISITION STRATEGY

     We plan to continue to acquire, develop and commercialize late-stage product candidates or approved products that make a clinical difference to patients managed by focused groups of medical decision-makers. Our strategy is to acquire late-stage development product candidates with an anticipated time to market of four years or less and existing clinical data which provides reasonable evidence of safety and efficacy. In addition, we aim to acquire approved products that can be marketed by our commercial organization. In making our acquisition decisions we attempt to select products that meet these criteria and achieve high investment returns by:

     - understanding the market opportunity for initially-targeted uses of the drug;

     - assessing the investment and development programs that will be necessary to achieve a marketable product profile in these initial uses; and

     - attempting to structure the design of our development programs to obtain critical information relating to the clinical and economic performance of the product early in the development process, so that we can make key development decisions.

     As of May 15, 2001, we have implemented this strategy with Angiomax, CTV-05 and IS-159.

     We intend to acquire products and product candidates with possible uses and markets beyond those on which our initial investment program will be focused. We plan to acquire other products that will enhance the acute hospital product franchise we are building around Angiomax. We are also seeking other specialty anti-infective products and product candidates that will fit into the franchise we expect to build around CTV-05.

     We have assembled a management team with significant experience in drug development and in drug product launches and commercialization.

MANUFACTURING

     We do not intend to build or operate manufacturing facilities but instead intend to enter into contracts for manufacturing development and/or commercial supply.

  Angiomax

     All Angiomax bulk drug substance used in non-clinical and clinical work performed to date has been produced by UCB Bioproducts by means of a chemical synthesis process. We have ordered, and for the foreseeable future will order, Angiomax bulk drug substance from UCB Bioproducts under the validated manufacturing process. Using this process, UCB Bioproducts has successfully completed the manufacture of bulk drug substance to meet anticipated commercial supply requirements in 2001.

     Together with UCB Bioproducts, we have developed a second generation chemical synthesis process to improve the economics of the manufacturing of Angiomax bulk drug substance. This process, which must be approved by the FDA before it can be used, is known as the Chemilog process and involves limited changes to the early manufacturing steps of our current process in order to improve process economics. We expect the Chemilog process to produce material that is chemically equivalent to that produced using the current process. UCB Bioproducts has completed initial development of the process and is currently manufacturing validation batches.

     We have entered into a commercial development and supply agreement with UCB Bioproducts for production of Angiomax bulk drug substance utilizing the Chemilog process. Under terms of the agreement, UCB Bioproducts will prepare and file the necessary drug master file for regulatory approval of the Chemilog process. If the Chemilog process is successfully developed and regulatory approval is obtained, we expect this process will result in a reduced cost of manufacturing.

     We have developed reproducible analytical methods and processes for the manufacture of Angiomax drug product by Ben Venue Laboratories. Ben Venue Laboratories has carried out all of our Angiomax fill-finish activities and has released product for clinical trials and commercial sale.

  CTV-05

     As of May 15, 2001, GyneLogix had manufactured all CTV-05 material used in clinical trials. In order to scale up production to produce sufficient materials for later phase clinical trials, we have entered into a manufacturing arrangement with The Dow Chemical Company. We are currently in the process of transferring the CTV-05 manufacturing technology to Dow.

STRATEGIC RELATIONSHIPS

     In order to develop and commercialize our products, we leverage our resources by utilizing contract product development, manufacturing and sales companies.

  UCB Bioproducts

     In December 1999, we entered into a commercial development and supply agreement with UCB Bioproducts for the development and supply of Angiomax bulk drug substance. Under the terms of the agreement, UCB Bioproducts is also responsible for developing the Chemilog process in coordination with us and obtaining regulatory approval for use of the process. We have agreed to partially fund UCB Bioproducts' development activities. This funding is due upon the completion by UCB Bioproducts of development milestones. If UCB Bioproducts successfully completes each of these development milestones, we anticipate that total development funding paid by us will equal approximately $9.1 million. Of this $9.1 million, $7.7 million will be paid to UCB Bioproducts for validation batches of Angiomax manufactured using the Chemilog process, which we may use for commercial sale following regulatory approval of the Chemilog process. In addition, following successful development and regulatory approval of the Chemilog process, we have agreed to purchase Angiomax bulk drug substance exclusively from UCB Bioproducts at agreed upon prices for a period of seven years from the date of the first commercial sale of Angiomax produced under the Chemilog process. Following the expiration of the agreement, or if we terminate the agreement prior to its expiration, UCB Bioproducts will transfer the development technology to us. If we engage a third party to manufacture Angiomax for us using this technology, we will be obligated to pay UCB Bioproducts a royalty based on the amount paid by us to the third-party manufacturer.

  PharmaBio/Quintiles

     In August 1996, we entered into a strategic alliance with PharmaBio Development, Inc., a wholly owned subsidiary of Quintiles Transnational Corp. Under the terms of the strategic alliance agreement, PharmaBio and any of its affiliates who work on our projects will, at no cost to us, review and evaluate, jointly with us, development programs we design related to potential or actual product acquisitions. The purpose of this collaboration is to optimize the duration, cost, specifications and quality aspects of such programs. PharmaBio and its affiliates have also agreed to perform certain other services with respect to our products, including clinical and non-clinical development services, project management, project implementation, pharmacoeconomic services, regulatory affairs and post-marketing surveillance services and statistical, statistical programming, data processing and data management services. We have agreed to pay PharmaBio its standard fee for these other services, with certain exceptions for exceptional performance by PharmaBio. For more information regarding this alliance, please see "Transactions with Executive Officers, Directors and Five Percent Stockholders."

  Innovex

     In January 1997, we entered into a consulting agreement with Innovex, Inc., a subsidiary of Quintiles, which was subsequently superseded by a consulting agreement we executed with Innovex in December 1998. Pursuant to the terms of these agreements, Innovex has provided us with consulting services with respect to pharmaceutical marketing and sales.

     In December 2000, we signed a master services agreement and a work order with Innovex to promote Angiomax. Under the agreement and work order, Innovex will provide a sales force of up to 52 sales representatives, a sales territory management system and operational support for the launch of Angiomax. Under the terms of the agreement and work order, we have paid Innovex a total of approximately $3.0 million for its services through April 30, 2001.

COMPETITION

     The development and commercialization of new drugs is competitive and we will face competition from major pharmaceutical companies, specialty pharmaceutical companies and biotechnology companies worldwide. Our competitors may develop products or other novel technologies that are more effective, safer or less costly than any that have been or are being developed by us, or may obtain FDA approval for their products more rapidly than we may obtain approval for ours.

     Due to the incidence and severity of cardiovascular diseases, the market for anticoagulant therapies is large and competition is intense and growing. We are developing Angiomax as an anticoagulant therapy for the treatment of ischemic heart disease. There are a number of anticoagulant therapies currently on the market, awaiting regulatory approval or in development.

     In general, anticoagulant drugs may be classified in three groups: drugs that directly or indirectly target and inhibit thrombin or its formation, drugs that target and inhibit platelets activation and aggregation and drugs that break down fibrin. Indirect thrombin inhibitors include heparin and low molecular weight heparins such as Lovenox, Fragmin and pentasaccharide. Direct thrombin inhibitors include Angiomax, Argatroban,

Melagatran and hirudins such as Refludan. Platelet inhibitors include aspirin, Ticlid Plavix. GP IIb/IIIa inhibitors include ReoPro, Integrilin and Aggrastat. Fibrinolytics include Streptase, Activase, Retevase and TNKase.

     Because each group of anticoagulants acts on different clotting factors, we believe that there will be continued clinical work to determine the best combination of drugs for clinical use. We plan to position Angiomax as an alternative to heparin as baseline anticoagulation therapy for use in patients with ischemic heart disease. We expect Angiomax to be used with aspirin alone or in conjunction with other fibrinolytic drugs or platelet inhibitors. We will compete with indirect and direct thrombin inhibitors on the basis of efficacy and safety, ease of administration and economic value. Heparin's widespread use and low cost to hospitals will provide a selling challenge.

     We do not plan to position Angiomax as a direct competitor to platelet inhibitors such as ReoPro from Centocor, Inc. and Eli Lilly and Company, Aggrastat from Merck, Inc. or Integrilin from Cor Therapeutics, Inc. and Schering-Plough Corporation. Similarly, we do not plan to position Angiomax as a competitor to fibrinolytic drugs such as Streptase from Aventis S.A., Retevase from Centocor, Inc., and Activase and TNKase from Genentech Inc. Platelet inhibitors and fibrinolytic drugs may, however, compete with Angiomax for the use of hospital financial resources. Many U.S. hospitals receive a fixed reimbursement amount per procedure for the angioplasties and other treatment therapies they perform.

     Because this amount is not based on the actual expenses the hospital incurs, U.S. hospitals may be forced to use either Angiomax or a platelet inhibitor or fibrinolytic drugs but not both.

     The acquisition or licensing of pharmaceutical products is a competitive area, and a number of more established companies, which have acknowledged strategies to license or acquire products, may have competitive advantages as may other emerging companies taking similar or different approaches to product acquisition. In addition, a number of established research-based pharmaceutical and biotechnology companies may have acquired products in late stages of development to augment their internal product lines. These established companies may have a competitive advantage over us due to their size, cash flows and institutional experience.

     Many of our competitors will have substantially greater financial, technical and human resources than we have. Additional mergers and acquisitions in the pharmaceutical industry may result in even more resources being concentrated in our competitors. Competition may increase further as a result of advances made in the commercial applicability of technologies and greater availability of capital for investment in these fields. Our success will be based in part on our ability to build and actively manage a portfolio of drugs that addresses unmet medical needs and create value in patient therapy.

PATENTS, PROPRIETARY RIGHTS AND LICENSES

     Our success will depend in part on our ability to protect the products we acquire or license by obtaining and maintaining patent protection both in the United States and in other countries. We also rely upon trade secrets, know-how, continuing technological innovations and licensing opportunities to develop and maintain our competitive position. We plan to prosecute and defend any patents or patent applications we acquire or license, as well as any proprietary technology.

     We have exclusively licensed from Biogen patents and applications for patents covering Angiomax and Angiomax analogs and other novel anticoagulants as compositions of matter, and processes for using Angiomax and Angiomax analogs and other novel anticoagulants. We have exclusively licensed from GyneLogix a patent and patent applications covering formulations and uses of the biotherapeutic agent CTV-05 for the treatment of urogenital and reproductive health. We have also exclusively licensed from Immunotech a patent and patent applications covering the pharmaceutical IS-159 and its use for the treatment of acute migraine headache. In each case, we are responsible for prosecuting and maintaining such patents and patent applications. In all, as of May 15, 2001, we exclusively licensed 10 issued United States patents and a broadly filed portfolio of corresponding foreign patents and patent applications. We have not yet

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

filed any independent patent applications. The U.S. patents licensed by us expire at various dates ranging from March 2010 to April 2017.

     The patent positions of pharmaceutical and biotechnology firms like us are generally uncertain and involve complex legal, scientific and factual questions. In addition, the coverage claimed in a patent application can be significantly reduced before the patent is issued. Consequently, we do not know whether any of the applications we acquire or license will result in the issuance of patents or, if any patents are issued, whether they will provide significant proprietary protection or will be challenged, circumvented or invalidated. Because patent applications in the United States are maintained in secrecy until patents issue, and since publication of discoveries in the scientific or patent literature often lags behind actual discoveries, we cannot be certain of the priority of inventions covered by pending patent applications. Moreover, we may have to participate in interference proceedings declared by the United States Patent and Trademark Office to determine priority of invention, or in opposition proceedings in a foreign patent office, either of which could result in substantial cost to us, even if the eventual outcome is favorable to us. There can be no assurance that the patents, if issued, would be held valid by a court of competent jurisdiction. An adverse outcome could subject us to significant liabilities to third parties, require disputed rights to be licensed from third parties or require us to cease using such technology.

     The development of anticoagulants is intensely competitive. A number of pharmaceutical companies, biotechnology companies, universities and research institutions have filed patent applications or received patents in this field. Some of these applications are competitive with applications we have acquired or licensed, or conflict in certain respects with claims made under such applications. Such conflict could result in a significant reduction of the coverage of the patents we have acquired or licensed, if issued, which would have a material adverse effect on our business, financial condition and results of operations. In addition, if patents are issued to other companies that contain competitive or conflicting claims and such claims are ultimately determined to be valid, no assurance can be given that we would be able to obtain licenses to these patents at a reasonable cost, or develop or obtain alternative technology.

     We also rely on trade secret protection for our confidential and proprietary information. No assurance can be given that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets or disclose such technology, or that we can meaningfully protect our trade secrets.

     It is our policy to require our employees, consultants, outside scientific collaborators, sponsored researchers and other advisors to execute confidentiality agreements upon the commencement of employment or consulting relationships with us. These agreements provide that all confidential information developed or made known to the individual during the course of the individual's relationship with us is to be kept confidential and not disclosed to third parties except in specific circumstances. In the case of employees, the agreements provide that all inventions conceived by the individual shall be our exclusive property. There can be no assurance, however, that these agreements will provide meaningful protection or adequate remedies for the our trade secrets in the event of unauthorized use or disclosure of such information.

LICENSE AGREEMENTS

  Biogen, Inc.

     In March 1997, we entered into an agreement with Biogen for the license of the anticoagulant pharmaceutical bivalirudin, which we have developed as Angiomax. Under the terms of the agreement, we acquired exclusive worldwide rights to the technology, patents, trademarks, inventories and know-how related to Angiomax. In exchange for the license, we paid $2.0 million on the closing date and are obligated to pay up to an additional $8.0 million upon reaching certain Angiomax sales milestones, including the first commercial sales of Angiomax for the treatment of AMI in the United States and Europe. In addition, we are obligated to pay royalties on future sales of Angiomax and on any sublicense royalties earned until the later of (1) 12 years after the date of the first commercial sale of the product in a country or (2) the date in which the product or its manufacture, use or sale is no longer covered by a valid claim of the licensed patent rights in such country. The agreement also stipulates that we use commercially reasonable efforts to meet certain milestones related

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

to the development and commercialization of Angiomax, including expending at least $20.0 million for certain development and commercialization activities, which we met in 1998. The licenses and rights under the agreement remain in force until our obligation to pay royalties ceases. Either party may terminate the agreement for material breach, and we may terminate the agreement for any reason upon 90 days prior written notice.

  GyneLogix, Inc.

     In August 1999, we entered into an agreement with GyneLogix for the license of the biotherapeutic agent CTV-05, a strain of human lactobacillus currently under clinical investigation for applications in the areas of urogenital and reproductive health. Under the terms of the agreement, we acquired exclusive worldwide rights to the patents and know-how related to CTV-05. In exchange for the license, we have paid GyneLogix $400,000 and are obligated to pay up to an additional $100,000 upon reaching certain development and regulatory milestones and to fund agreed-upon operational costs of GyneLogix related to the development of CTV-05 on a monthly basis subject to a limitation of $50,000 per month. In addition, we are obligated to pay royalties on future sales of CTV-05 and on any sublicense royalties earned until the date on which the product is no longer covered by a valid claim of the licensed patent rights in a country. The agreement also stipulates that we must use commercially reasonable efforts in pursuing the development, commercialization and marketing of CTV-05 to maintain the license. The licenses and rights under the agreement remain in force until our obligation to pay royalties ceases. Either party may terminate the agreement for material breach, and we may terminate the agreement for any reason upon 60 days prior written notice.

  Immunotech S.A.

     In July 1998, we entered into an agreement with Immunotech for the license of the pharmaceutical IS-159 for the treatment of acute migraine headache. Under the terms of the agreement, we acquired exclusive worldwide rights to the patents and know-how related to IS-159. In exchange for the license, we paid $1.0 million on the closing date and are obligated to pay up to an additional $4.5 million upon reaching certain development and regulatory milestones. In addition, we are obligated to pay royalties on future sales of IS-159 and on any sublicense royalties earned until the date on which the product is no longer covered by a valid claim of the licensed patent rights in a country. The agreement also stipulates that we must use commercially reasonable efforts in pursuing the development, commercialization and marketing of IS-159 and meet certain development and regulatory milestones to maintain the license. The licenses and rights under the agreement remain in force until our obligation to pay royalties ceases. Either party may terminate the agreement for material breach, and we may terminate the agreement for any reason upon 60 days prior written notice.

GOVERNMENT REGULATION

     Government authorities in the United States and other countries extensively regulate, among other things, the research, development, testing, manufacture, labeling, promotion, advertising, distribution, and marketing of our products. In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act, and, in the case of biologics, also under the Public Health Service Act, and implementing regulations. Failure to comply with the applicable U.S. requirements may subject us to administrative or judicial sanctions, such as the FDA refusal to approve pending applications, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, and/or criminal prosecution.

     The steps required before a drug may be marketed in the United States include:

     - pre-clinical laboratory tests, animal studies and formulation studies;

     - submission to the FDA of an investigational new drug exemption, or IND, for human clinical testing, which must become effective before human clinical trials may begin;

     - adequate and well-controlled clinical trials to establish the safety and efficacy of the drug for each indication;

     - submission to the FDA of a new drug application, or NDA, or biologics license application, or BLA;


     - satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the drug is produced to assess compliance with cGMP; and

     - FDA review and approval of the NDA or BLA.

     Pre-clinical tests include laboratory evaluations of product chemistry, toxicity, and formulation, as well as animal studies. The results of the pre-clinical tests, together with manufacturing information and analytical data, are submitted to the FDA as part of an IND, which must become effective before human clinical trials may begin. An IND will automatically become effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions about issues such as the conduct of the trials as outlined in the IND. In such a case, the IND sponsor and the FDA must resolve any outstanding FDA concerns or questions before clinical trials can proceed. Submission of an IND may not result in the FDA allowing clinical trials to commence.

     Clinical trials involve the administration of the investigational drug to human subjects under the supervision of qualified investigators. Clinical trials are conducted under protocols detailing the objectives of the study, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated. Each protocol must be submitted to the FDA as part of the investigational new drug exemption.

     Clinical trials typically are conducted in three sequential Phases, but the phases may overlap or be combined. Each trial must be reviewed and approved by an independent Institutional Review Board before it can begin. Phase 1 usually involves the initial introduction of the investigational drug into people to evaluate its safety, dosage tolerance, phamacodynamics, and, if possible, to gain an early indication of its effectiveness. Phase 2 usually involves trials in a limited patient population to:

     - evaluate dosage tolerance and appropriate dosage;

     - identify possible adverse effects and safety risks; and

     - evaluate preliminarily the efficacy of the drug for specific indications.

     Phase 3 trials usually further evaluate clinical efficacy and test further for safety by using the drug in its final form in an expanded patient population. We cannot guarantee that Phase 1, Phase 2 or Phase 3 testing will be completed successfully within any specified period of time, if at all. Furthermore, we or the FDA may suspend clinical trials at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk.

     Assuming successful completion of the required clinical testing, the results of the preclinical studies and of the clinical studies, together with other detailed information, including information on the manufacture and composition of the drug, are submitted to the FDA in the form of an NDA or BLA requesting approval to market the product for one or more indications. Before approving an application, the FDA usually will inspect the facility or the facilities at which the drug is manufactured, and will not approve the product unless cGMP compliance is satisfactory. If the FDA determines the application and the manufacturing facilities are acceptable, the FDA will issue an approval letter. If the FDA determines the application or manufacturing facilities are not acceptable, the FDA will outline the deficiencies in the submission and often will request additional testing or information. Notwithstanding the submission of any requested additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval. The testing and approval process requires substantial time, effort, and financial resources, and we cannot be sure that any approval will be granted on a timely basis, if at all. After approval, certain changes to the approved product, such as adding new indications, manufacturing changes, or additional labeling claims are subject to further FDA review and approval.

     In December 2000, we received marketing approval from the FDA for Angiomax for use as an anticoagulant in combination with aspirin in patients with unstable angina undergoing coronary balloon angioplasty.

     After regulatory approval of a product is obtained, we are required to comply with a number of post-approval requirements. For example, as a condition of approval of an application, the FDA may require postmarketing testing and surveillance to monitor the drug's safety or efficacy. In the case of Angiomax, the FDA has required us to complete an ongoing 50 patient trial in which we are treating patients with HIT/ HITTS who need coronary balloon angioplasty.

     In addition, holders of an approved NDA or BLA are required to report certain adverse reactions and production problems, if any, to the FDA, and to comply with certain requirements concerning advertising and promotional labeling for their products. Also, quality control and manufacturing procedures must continue to conform to cGMP after approval, and the FDA periodically inspects manufacturing facilities to assess compliance with cGMP. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain compliance with current good manufacturing practices and other aspects of regulatory compliance.

     We use and will continue to use third-party manufacturers to produce our products in clinical and commercial quantities, and we cannot be sure that future FDA inspections will not identify compliance issues at our facilities or at the facilities of our contract manufacturers that may disrupt production or distribution, or require substantial resources to correct. In addition, discovery of problems with a product may result in restrictions on a product, manufacturer, or holder of an approved NDA or BLA, including withdrawal of the product from the market. Also, new government requirements may be established that could delay or prevent regulatory approval of our products under development.

FACILITIES

     As of May 15, 2001, we leased approximately 9,000 square feet of office space in Cambridge, Massachusetts and approximately 6,660 square feet of office space in Parsippany, New Jersey. We believe our current facilities will be sufficient to meet our needs for the foreseeable future, but that additional space will be available on commercially reasonable terms to meet space requirements if they arise. We also have offices in Oxford, United Kingdom and Parnell, Auckland, New Zealand.

LEGAL PROCEEDINGS

     From time to time we have been and expect to continue to be subject to legal proceedings and claims in the ordinary course of business. As of May 15, 2001, we were not a party to any material legal proceeding.

EMPLOYEES

     We believe that our success will depend greatly on our ability to identify, attract and retain capable employees. We have assembled a management team with significant experience in drug development and commercialization.


     As of May 15, 2001, we employed 75 persons, of whom 12 hold M.D. and/or Ph.D. degrees and 15 hold other advanced degrees. Our employees are not represented by any collective bargaining unit, and we believe our relations with our employees are good.


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

                                   MANAGEMENT

EXECUTIVE OFFICERS, KEY EMPLOYEES AND DIRECTORS


     Our executive officers, key employees and directors, and their respective ages and positions as of June 18, 2001, are set forth below:



NAME                                              AGE                      POSITION
----                                              ---                      --------
Clive A. Meanwell, M.D., Ph.D.*.................  44     Chief Executive Officer, President and
                                                         Director
Peyton J. Marshall, Ph.D.*......................  46     Senior Vice President and Chief Financial
                                                         Officer
Glenn P. Sblendorio, M.B.A.*....................  45     Senior Vice President
David M. Stack*.................................  50     Senior Vice President
John M. Nystrom, Ph.D.*.........................  56     Vice President and Chief Technical Officer
Gary Dickinson..................................  49     Vice President
David C. Mitchell...............................  47     Vice President
Frederick K. Paster, M.Sc., M.B.A. .............  36     Vice President
Thomas P. Quinn*................................  42     Vice President
John D. Richards, D.Phil.*......................  44     Vice President
Fred M. Ryan, M.B.A. ...........................  49     Vice President
Hans-Peter Teuber, Ph.D.........................  43     Vice President
John W. Villiger, Ph.D.*........................  46     Vice President
Leonard Bell, M.D. .............................  43     Director
Dennis B. Gillings, Ph.D. ......................  57     Director
Stewart J. Hen, M.B.A., M.S. ...................  34     Director
M. Fazle Husain, M.B.A.(1)......................  37     Director
T. Scott Johnson, M.D.(1).......................  53     Director
Armin M. Kessler, Dh.c.(1)(2)...................  63     Director
Nicholas J. Lowcock, M.B.A.(2)..................  36     Director
James E. Thomas, M.Sc.(2).......................  40     Director


---------------
 *  Executive Officer

(1) Member of Audit Committee

(2) Member of the Compensation Committee

     Set forth below is certain information regarding the business experience during the past five years for each of the above-named persons.

     Clive A. Meanwell, M.D., Ph.D. has been our Chief Executive Officer and President and a director since the inception of our company in July 1996. From 1995 to 1996, Dr. Meanwell was a Partner and Managing Director at MPM Capital L.P., a venture capital firm. From 1986 to 1995, Dr. Meanwell held various positions at Hoffmann-La Roche, Inc., a pharmaceutical company, including Senior Vice President, from 1992 to 1995, Vice President from 1991 to 1992 and Director of Product Development from 1986 to 1991. Dr. Meanwell was also a member of Hoffmann-La Roche's pharmaceutical division operating board, its research and development board and its portfolio management committee. During his tenure as Director of Product Development, Dr. Meanwell had responsibility at Hoffmann-La Roche for the development and launch of Neupogen. During his tenure as Vice President, Worldwide Drug Regulatory Affairs, he had management responsibility for the regulatory approval of eight new products and nine significant line extensions of products. Dr. Meanwell also led an initiative at Hoffmann-La Roche to reengineer the drug development process with the goal of cutting the time and cost of drug development. Dr. Meanwell received his M.D. and Ph.D. from the University of Birmingham, United Kingdom.

     Peyton J. Marshall, Ph.D. has been a Senior Vice President since January 2000 and our Chief Financial Officer since joining us in October 1997. From 1995 to October 1997, Dr. Marshall was based in London as a

Managing Director and head of European Corporate Financing and Risk Management Origination at Union Bank of Switzerland, an investment banking firm. From 1986 to 1995, Dr. Marshall held various investment banking positions at Goldman Sachs and Company, an investment banking firm, including head of European product development from 1987 to 1993 and Executive Director, Derivatives Origination from 1993 to 1995. From 1981 to 1986, Dr. Marshall held several product development positions at The First Boston Corporation, an investment banking firm, and was an Assistant Professor of Economics at Vanderbilt University. Dr. Marshall received his Ph.D. in economics from the Massachusetts Institute of Technology.

     Glenn P. Sblendorio, M.B.A. has been a Senior Vice President since July 2000, with primary responsibility for business development. From 1998 to July 2000, Mr. Sblendorio was the Chief Executive Officer and Managing Director of MPM Capital Advisors, LLC, an investment bank specializing in healthcare related transactions. From 1997 to 1998, Mr. Sblendorio served as Managing Director at Millennium Venture Management, LLC, a strategic consulting firm. From 1996 to 1997, Mr. Sblendorio was the Executive Vice President, Chief Financial Officer and Treasurer at PlayNet Technologies, a publicly traded internet company that develops entertainment systems. From 1993 to 1996, Mr. Sblendorio was the Senior Vice President and Chief Financial Officer for Sony Interactive Entertainment Inc. From 1981 to 1993, Mr. Sblendorio held several positions at Hoffmann-La Roche, Inc., including Vice President of Finance & Administration for Roche Molecular Systems and Controller Europe for the Amgen/Roche venture. Mr. Sblendorio received his B.A. in accounting from Pace University and his M.B.A. from Fairleigh Dickinson University. Mr. Sblendorio is also a CPA.

     David M. Stack has been a Senior Vice President since April 2000. Under Mr. Stack's employment agreement with us, Mr. Stack has agreed to devote at least 24 hours per week to our business. Since January 2000, Mr. Stack has also served as President and General Partner of Stack Pharmaceuticals, Inc., a commercialization, marketing and strategy consulting firm serving pharmaceutical companies, and as a Senior Advisor to the Chief Executive Officer of Innovex Inc., a contract pharmaceutical organization. Mr. Stack served as President and General Manager of Innovex Inc. from May 1995 to December 1999. From April 1993 to May 1995, Mr. Stack served as Vice President, Business Development and Marketing at Immunomedics, Inc., a biotechnology company specializing in monoclonal antibodies in diagnostics and therapeutics. From September 1981 to March 1993, Mr. Stack was employed by Roche Laboratories, a division of Hoffmann-La Roche, where he was the Rocephin Product Director from June 1989 to December 1992 and Director, Business Development and Planning, Infectious Disease, Oncology and Virology from May 1992 to March 1993. Mr. Stack currently serves as director of Bio Imaging Laboratories, Inc. Mr. Stack received his B.S. in biology from Siena College and his B.S. in pharmacy from Albany College of Pharmacy.

     John M. Nystrom, Ph.D. has been a Vice President since October 1998 and our Chief Technical Officer since December 1999. From July 1979 to October 1998, Dr. Nystrom was employed by the Arthur D. Little, an international technology and management consulting firm. During his 19 years with the firm he held numerous positions consulting to the fine chemical, biotechnology and pharmaceutical industries. In 1994 he was elected a Vice President of the firm, and his last position was that of Vice President and Director. Dr. Nystrom currently serves as a director of Cangene Corp. Dr. Nystrom received his B.S. and Ph.D. in chemical engineering from the University of Rhode Island.

     Gary Dickinson has been a Vice President since May 2001 with a focus on human resources activities. From April 2000 to May 2001, Mr. Dickinson was the Vice President of Human Resources and Communications at Elementis Specialties, a specialty chemicals manufacturing firm. From 1985 to March 2000, Mr. Dickinson held several senior human resources positions at Bristol-Myers Squibb Company, including Director of Human Resources for the International Medicines Group, Asia, Middle East and Africa and Director of Human Resources for Bristol-Myers Squibb Consumer Group for Europe, Middle East and Africa. Mr. Dickinson holds a B.A. from the University of Sheffield, England.

     David C. Mitchell has been a Vice President since December 2000 with a focus on information technology and information systems. His responsibilities include planning and implementing worldwide information systems. From February 1999 to December 2000, Mr. Mitchell was a Vice President of

Information Technology for Innovex Americas. From July 1997 to February 1999, Mr. Mitchell was Director of Information Technology at NBC. Prior to joining NBC, Mr. Mitchell served as the Director of Programming and Technology at Walt Disney Pictures and Television for twelve years. Mr. Mitchell received his Bachelor of Music from Arizona State University.

     Frederick K. Paster, M.Sc., M.B.A. has been a Vice President since September 1999, with a focus on worldwide product partnering, product development strategy and market/pricing analysis. Mr. Paster is also involved in new product acquisitions and corporate partnerships. From 1994 until he joined us in September 1998, Mr. Paster was a Manager with The Boston Consulting Group, a management consulting firm. From 1990 to 1992, Mr. Paster was located in Germany and Belgium as European Programs Manager for ESI, a computer software and services firm. Mr. Paster received his B.S. and M.Sc. degrees in engineering from the Massachusetts Institute of Technology and received his M.B.A. from the Harvard Business School.

     Thomas P. Quinn has been a Vice President since April 2000, with a focus on the launch of Angiomax, business development and product in-licensing. Mr. Quinn has served as a Partner of Stack Pharmaceuticals, Inc. since January 2000 and served as the Vice President of Marketing of Stack Pharmaceuticals, Inc. from January 2000 through May 2000. From November 1997 to January 2000, Mr. Quinn was Senior Vice President, Business Development at Innovex. From January 1996 to July 1997, Mr. Quinn was employed by the Strategic Planning/New Business Development Department of Bristol-Myers Squibb Inc., a pharmaceutical company, where his responsibilities included domestic and global portfolio management and franchise development. From April 1992 to December 1995, Mr. Quinn was involved in the commercial start-up of the U.S. Therapeutics Division of Boehringer Mannheim Corporation, a pharmaceutical company. Mr. Quinn received his B.S. degree from Duquesne University.

     John D. Richards, D.Phil. joined us in October 1997 and has been a Vice President since 1999, with a focus on product manufacturing and quality. From 1993 until he joined us in October 1997, Dr. Richards was Director of Process Development and Manufacturing at Immulogic Pharmaceutical Corporation, a pharmaceutical company. From 1989 to 1993, Dr. Richards was a Technical Manager at Zeneca PLC, a pharmaceutical company, where he developed and implemented processes for the manufacture of peptides as pharmaceutical active intermediates. In 1986, Dr. Richards helped establish Cambridge Research Biochemicals, a manufacturer of peptide-based products for pharmaceutical and academic customers. Dr. Richards received his M.A. and D.Phil. in organic chemistry from the University of Oxford, United Kingdom, and has carried out post-doctoral research work at the Medical Research Councils Laboratory of Molecular Biology in Cambridge, United Kingdom.

     Fred M. Ryan, M.B.A. has been a Vice President since April 2000, with a focus on corporate strategic development, new product acquisitions and Angiomax commercial development. Under Mr. Ryan's employment agreement with us, Mr. Ryan has agreed to devote at least 24 hours per week to our business. Since April 2000, Mr. Ryan has also served as a Partner and the Vice President of Business Development of Stack Pharmaceuticals, Inc. From July 1991 to April 2000, he held senior management positions with Novartis Pharmaceuticals, Inc. in the United States in both the Consumer Pharmaceuticals and Prescription Pharmaceuticals businesses in the areas of Finance, Strategic Planning, Business Development and Marketing, serving from 1998 to April 2000 as Executive Director Mature Products responsible for managing sales and marketing activities for a portfolio of products having annual sales in excess of $500 million. From 1989 to 1991, he served as Assistant Controller for Alusuisse-Lonza in the United States. From 1985 to 1988, he served as Senior Financial Manager for Ciba Consumer Pharmaceuticals (Ciba). He received his B.S. and B.A. degrees from Bryant College and his M.B.A. from Fairleigh Dickinson University.


     Hans-Peter Teuber, Ph.D. has been a Vice President since May 2001, with a focus on product development. From 1983 to 2001, Dr. Teuber held various positions at Hoffman-La Roche, a pharmaceutical company, most recently as Vice President, Life Cycle Leader & Nutley Site Head Strategic Marketing. From 1993-2001, he led the global development and commercialization of Xeloda(TM), a product for the treatment of metastatic breast and colorectal cancer, which was successfully launched in over 70 countries. Dr. Teuber received his undergraduate degree in Pharmacy from The University of Regensburg in Germany and his Ph.D. in Pharmacy from The University of Basle in Switzerland.

     John W. Villiger, Ph.D. has been a Vice President since March 1997, with a focus on cardiovascular product development. From December 1986 until he joined us in March 1997, Dr. Villiger held various positions in product development at Hoffmann-La Roche, including Head of Global Project Management from 1995 to 1996 and International Project Director from 1991 to 1995. As Head of Global Project Management, Dr. Villiger was responsible for overseeing the development of Hoffmann-LaRoche's pharmaceutical portfolio, with management responsibility for over 50 development programs. As International Project Director, Dr. Villiger was responsible for the global development of Tolcapone also known as tasmar. Dr. Villiger received his Ph.D. in neuropharmacology from the University of Otago.

     Leonard Bell, M.D. has been a director since May 2000. Since January 1992, Dr. Bell has served as the President and Chief Executive Officer, Secretary and Treasurer of Alexion Pharmaceuticals, Inc., a pharmaceutical company. From 1991 to 1992, Dr. Bell was an Assistant Professor of Medicine and Pathology and co-Director of the Program in Vascular Biology at the Yale University School of Medicine. From 1990 to 1992, Dr. Bell was an attending physician at the Yale-New Haven Hospital and an Assistant Professor in the Department of Internal Medicine at the Yale University School of Medicine. Dr. Bell was the recipient of the Physician Scientist Award from the National Institutes of Health and Grant-in-Aid from the American Heart Association as well as various honors and awards from academic and professional organizations. Dr. Bell is the recipient of various honors and awards from academic and professional organizations and his work has resulted in more than 45 scientific publications, invited presentations and patent applications. Dr. Bell is an invited Member of the State of Connecticut Governor's Council on Economic Competitiveness and Technology and a director of Connecticut United For Research Excellence, Inc. He also served as a director of the Biotechnology Research and Development Corporation from 1993 to 1997. Dr. Bell received his A.B. from Brown University and M.D. from the Yale University School of Medicine. Dr. Bell is currently an Adjunct Assistant Professor of Medicine and Pathology at the Yale University School of Medicine. Dr. Bell also serves as a director of Alexion Pharmaceuticals, Inc.

     Dennis B. Gillings, Ph.D. has been a director since September 1996. Dr. Gillings has served as Chairman of Quintiles Transnational Corp., since its founding by him in 1982. From 1982 to March 2000, Dr. Gillings also served as Chief Executive Officer of Quintiles. Quintiles provides integrated product development, commercial development and other services to the pharmaceutical, biotechnology, medical device and healthcare industries. From 1972 to 1988, Dr. Gillings was a Professor of Biostatistics at the University of North Carolina at Chapel Hill. Dr. Gillings serves as a director of WebMD Corporation and Triangle Pharmaceuticals, Inc. Dr. Gillings received his diploma in mathematical statistics from Cambridge University and his Ph.D. in mathematics from the University of Exeter, United Kingdom.

     Stewart J. Hen, M.B.A., M.S. has been a director since February 2001. Since May 2000, Mr. Hen has been a Vice President of Warburg Pincus LLC. Mr. Hen focuses on investments in the emerging life sciences area, including biotechnology, specialty pharmaceuticals, drug delivery and diagnostics. From 1996 to May 2000, Mr. Hen was a consultant at McKinsey & Company, where he advised pharmaceutical and biotechnology companies on a range of strategic management issues. Mr. Hen served at Merck & Company from 1991 to 1994 in both research and development and manufacturing positions. Mr. Hen received an M.B.A. from The Wharton School, an M.S. in biochemical engineering from Massachusetts Institute of Technology and a B.S. in chemical engineering from the University of Delaware.


     M. Fazle Husain, M.B.A. has been a director since September 1998. Mr. Husain has been affiliated with Morgan Stanley Venture Partners since 1991 and is currently a General Partner of Morgan Stanley Venture Partners III, L.P., a private partnership affiliated with Morgan Stanley. Mr. Husain focuses primarily on investments in the health care industry, including health care services, medical technology and health care information technology. He currently serves on the board of directors of Allscripts, Inc., Healthstream, Inc. and Cardiac Pathways Corporation. Mr. Husain received his Sc.B. degree in chemical engineering from Brown University and his M.B.A. from the Harvard Graduate School of Business Administration.


     T. Scott Johnson, M.D. has been a director since September 1996. In July 1999, Dr. Johnson founded JSB Partners, L.P., an investment bank focusing on mergers and acquisitions, private financings and corporate alliances within the health care sector. From July 1991 to June 1999, Dr. Johnson served as a founder and managing director of MPM Capital, L.P. Dr. Johnson held academic positions at the Harvard Medical School from 1978 to 1996 and was actively involved in both basic science and clinical research at the Beth Israel Hospital and the Brigham and Women's Hospital. Dr. Johnson received both his B.A. and M.D. from the University of Alabama.

     Armin M. Kessler, Dh.c. has been a director since October 1998. Dr. Kessler joined us after a 35-year career in the pharmaceutical industry, which included senior management positions at Sandoz Pharma Ltd., Basel, United States and Japan (now Novartis Pharma A.G.) and, most recently, at Hoffmann-La Roche, Basel where he was Chief Operating Officer and Head of the Pharmaceutical Division until 1995. Dr. Kessler has served as a director of Hoffmann-La Roche, Syntex Corporation and Genentech, Inc., and Dr. Kessler currently serves as a director of Neutherapeutics, Inc., a biopharmaceutical company. Dr. Kessler received his degrees in physics and chemistry from the University of Pretoria, his degree in chemical engineering from the University of Cape Town, his law degree from Seton Hall and his honorary doctorate in business administration from the University of Pretoria.

     Nicholas J. Lowcock, M.B.A. has been a director since December 2000. He previously served as a director of the Company from September 1996 until December 1998. Mr. Lowcock has been with Warburg Pincus LLC, a venture capital firm, since 1994. Prior to joining Warburg, Pincus he was with the Boston Consulting Group and previously worked in the pharmaceutical industry in the United Kingdom. Mr. Lowcock serves as a director of Eurand Pharmaceutical Holdings, B.V., Leciva Pharmaceutical Holdings B.V., Craegmoor Healthcare Ltd., PharmaIdea B.V. and Aspect Educational Holdings Ltd. Mr. Lowcock is also a director of Project Hope U.K., a charity devoted to improving healthcare in developing nations. Mr. Lowcock received an M.B.A. from the Wharton School of the University of Pennsylvania and a B.A. in Experimental Psychology from Oxford University.

     James E. Thomas, M.Sc. has been a director since September 1996. Since March 2001, Mr. Thomas has served as Managing Director of Thomas, McNerney & Partners, LLC, a healthcare private equity investment fund. From 1989 to May 2000, Mr. Thomas served as Managing Director of E.M. Warburg, Pincus & Co., LLC, a venture capital firm. From 1984 to 1989, Mr. Thomas was a Vice President at Goldman Sachs International, an investment banking firm, in London. Mr. Thomas currently serves as a director of Transkaryotic Therapies, Inc. Mr. Thomas received his B.Sc. in finance and economics from the Wharton School at the University of Pennsylvania and his M.Sc. in economics from the London School of Economics.

BOARD COMPOSITION


     We currently have nine directors. Pursuant to the terms of a stockholders' voting agreement that we entered with certain of our stockholders in connection with the sale of shares of preferred stock prior to our initial public offering, Messrs. Bell, Gillings, Hen, Husain, Johnson, Lowcock and Thomas were elected to our board of directors. This agreement terminated by its terms upon the completion of our initial public offering. However, so long as any of the investors who were party to that agreement, excluding Biotech Growth, S.A., own 20% percent of our outstanding common stock, they will be entitled to nominate two individuals to serve as directors, and so long as they own 10% of our outstanding common stock, they will be able to nominate one individual to serve as a director. Warburg, Pincus is entitled to nominate two individuals to serve as directors, and Messrs. Lowcock and Hen serve on our board of directors as representatives of Warburg, Pincus.


     Our board of directors is divided into three classes, each of whose members serve for a staggered three-year term. The division of the three classes, the directors and their respective election dates are as follows:


     - the class 1 directors are Drs. Gillings and Johnson, and Mr. Hen, and their term will expire at the annual meeting of stockholders to be held in 2004;


     - the class 2 directors are Dr. Meanwell and Messrs. Lowcock and Husain, and their term will expire at the annual meeting of stockholders to be held in 2002; and


     - the class 3 directors are Drs. Kessler and Bell, and Mr. Thomas, and their term will expire at the annual meeting of stockholders to be held in 2003.

     At each annual meeting of stockholders, the successors to directors whose terms are to expire will be elected to serve from the time of election and qualification until the third annual meeting following their election. The authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of the board of directors may have the effect of delaying or preventing changes in control or management of our company.

BOARD COMMITTEES


     Audit Committee. Our audit committee reviews our internal accounting procedures and consults with, and reviews the services provided by, our independent public accountants. As of June 18, 2001, the members of our audit committee were Drs. Kessler and Johnson, and Mr. Husain.



     Compensation Committee. Our compensation committee reviews and recommends to the board the compensation and benefits of all of our officers and reviews general policies relating to the compensation and benefits of our employees. The compensation committee also administers the issuance of stock options and other awards under our stock plans. As of June 18, 2001, the members of the compensation committee were Dr. Kessler and Messrs. Lowcock and Thomas.


DIRECTOR COMPENSATION

     Generally, our non-employee directors receive $2,500 from us for each meeting of the board of directors which they attend in person and $500 for each meeting in which they participate by telephone. The chairmen of our audit and compensation committees receive $1,000 from us for each committee meeting he or she attends in person and $500 for each committee meeting in which he or she participates by telephone. Directors are reimbursed for expenses in connection with their attendance at board meetings.


     In addition, non-employee directors may receive stock options and other equity awards under our 1998 stock incentive plan and our 2000 outside director stock option plan. In 1998, we granted Dr. Kessler an option under our 1998 stock incentive plan to purchase 14,600 shares of common stock at an exercise price of $1.23 per share. In May 2000, we granted each of Dr. Bell and Mr. Thomas an option under our 1998 stock incentive plan to purchase 14,600 shares of common stock at an exercise price of $4.79 per share. In December 2000, we granted Mr. Lowcock an option under our 2000 outside director stock option plan to purchase 20,000 shares of common stock at an exercise price of $26.00 per share. In February 2001, we granted Mr. Hen an option under our 2000 outside director stock option plan to purchase 20,000 shares of common stock at an exercise price of $14.875 per share. On May 31, 2001, we granted each of Drs. Bell, Gillings, Johnson and Kessler, and Messrs. Hen, Husain, Lowcock and Thomas an option under our 2000 outside director stock option plan to purchase 7,500 shares of our common stock at an exercise price of $13.80 per share. These options vest in 48 equal monthly installments commencing one month after the date of grant.


  2000 Outside Director Stock Option Plan


     Our 2000 outside director stock option plan was adopted by our board of directors on May 15, 2000. Under the plan, our non-employee directors will be eligible to receive non-statutory options to purchase shares of our common stock. A total of 250,000 shares of our common stock may be issued upon the exercise of options granted under the 2000 outside director stock option plan. Following our annual meeting of stockholders on May 31, 2001, options to purchase 100,000 shares of our common stock were outstanding under the 2000 outside director stock option plan.


     Under the terms of the director stock option plan, each non-employee director will be granted an option to purchase 20,000 shares of our common stock on the date of his or her initial election to the board of directors. In addition, each non-employee director will receive an option to purchase 7,500 shares of our common stock on the date of each annual meeting of our stockholders commencing with the 2001 annual meeting of stockholders, other than a director who was initially elected to the board of directors at any such annual meeting. All options granted under the plan vest in 48 equal monthly installments commencing one month after the date of grant. The exercise price per share of all options will equal the fair market value per share of our common stock on the option grant date. Each grant under the director stock option plan will have a maximum term of ten years, subject to earlier termination following the optionee's cessation of service.

CARDIOLOGY ADVISORY BOARD

     We have established a cardiology advisory board to guide and counsel us on all aspects of interventional cardiology practice. The entire cardiology advisory board meets twice a year, and we contact individual members as needed. Members of this board provide input on product research and development strategy, education and publication plans. We do not employ any of the members of the cardiology advisory board, and members may have other consulting or advisory contracts. Accordingly, members devote only a small portion of their time to us. In addition to the cardiology advisory board, we have consulting relationships with a number of scientific and medical experts who advise us on a project-specific basis. The members of the cardiology advisory board are:

NAME                                    AFFILIATION                         TITLE
----                                    -----------                         -----
Eric J. Topol, M.D., Chair...  The Cleveland Clinic             Chairman and Professor,
                               Foundation                       Department of Cardiology
Eric R. Bates, M.D...........  University of Michigan           Professor, Internal Medicine
                               Medical Center
John A. Bittl, M.D...........  Ocala Heart Institute            Interventional Cardiologist
Robert M. Califf, M.D........  Duke University Clinical         Associate Vice Chancellor,
                               Research Institute               Clinical Research, Professor
                                                                of Medicine, CEO
Frederick Feit, M.D..........  New York University Medical      Director, Cardiac
                               Center/Tisch Hospital            Catheterization Laboratory
Bernard J. Gersh, M.B.,
  Ch.B., D. Phil. ...........  Mayo Clinic                      Professor of Medicine
Neal S. Kleiman, M.D.........  The Methodist Hospital           Assistant Director, Cardiac
                                                                Catheterization Laboratories
A. Michael Lincoff, M.D......  The Cleveland Clinic             Director, Experimental
                               Foundation                       Interventional Laboratory
Jeffrey J. Popma, M.D........  Cardiology Research              Executive Director
                               Foundation
Jeffrey I. Weitz, M.D........  McMaster University, Canada      Professor of Medicine and
                                                                Director, Experimental
                                                                Thrombosis and
                                                                Atherosclerosis Group
Harvey White, D.Sc...........  Green Lane Hospital, New         Director of Cardiovascular
                               Zealand                          Research and Coronary Care

EXECUTIVE COMPENSATION

     The following table presents summary information for the years ended December 31, 1999 and 2000, regarding the compensation of each of our most highly compensated executive officers.

  Summary Compensation Table

                                                                                    LONG-TERM
                                                                                   COMPENSATION
                                                                                   ------------
                                                                                      AWARDS
                                                                                   ------------
                                                            ANNUAL COMPENSATION     SECURITIES
                                                            -------------------     UNDERLYING
NAME AND POSITION                                   YEAR     SALARY      BONUS       OPTIONS
-----------------                                   ----    --------    -------    ------------
Clive A. Meanwell, M.D., Ph.D.....................  2000    $250,000    $85,000      424,781
  President and Chief Executive Officer             1999    $200,000         --           --
Peyton J. Marshall, Ph.D..........................  2000    $200,000    $70,000      271,446
  Senior Vice President and Chief Financial
     Officer                                        1999    $150,000         --           --
John W. Villiger, Ph.D............................  2000    $195,000    $60,000      188,591
  Vice President                                    1999    $195,000         --           --
John M. Nystrom, Ph.D.............................  2000    $165,000    $50,000      121,101
  Vice President and Chief Technical Officer        1999    $165,000         --           --
John D. Richards, D. Phil. .......................  2000    $143,654    $42,100       51,591
  Vice President                                    1999    $130,000         --           --

  Option Grants in 2000

     The following table summarizes information regarding options granted to each of the individuals listed in the summary compensation table as of December 31, 2000.

     Amounts in the following table represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. The 0%, 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by the rules of the Securities and Exchange Commission and do not represent an estimate or projection of our future common stock prices. These amounts represent certain assumed rates of appreciation in the value of our common stock from the fair market value on the date of grant. Actual gains, if any, on stock option exercises are dependent on the future performance of the common stock and overall stock market conditions. The amounts reflected in the following table may not necessarily be achieved.

                                                 INDIVIDUAL GRANTS(1)
                             -------------------------------------------------------------
                                          PERCENT OF                                          POTENTIAL REALIZABLE VALUE AT ASSUMED
                             NUMBER OF     OPTIONS                                                 ANNUAL RATES OF STOCK PRICE
                             SECURITIES   GRANTED TO   EXERCISE     MARKET                        APPRECIATION FOR OPTION TERM
                              OPTIONS     EMPLOYEES    PRICE PER   PRICE PER    EXPIRATION   ---------------------------------------
NAME                          GRANTED      IN 2000       SHARE       SHARE         DATE          0%            5%            10%
----                         ----------   ----------   ---------   ---------    ----------   -----------   -----------   -----------
Clive A. Meanwell, M.D.,
  Ph.D.....................    70,445(2)      .3%       $ 1.23      $ 7.00(3)     1/11/10    $  406,265    $  716,382    $1,192,163
                                2,336(4)     0.1%       $ 1.23      $11.20(3)      3/1/10    $   23,283    $   39,737    $   64,981
                              292,000(5)     9.5%       $ 4.79      $12.60(3)     5/15/10    $2,279,200    $4,593,029    $8,142,897
                               30,000(5)       0%       $26.00      $26.00       12/12/10            --    $  490,538    $1,243,119
                               30,000(5)       0%       $24.25      $24.25       12/15/10            --    $  457,521    $1,159,448
Peyton J. Marshall,
  Ph.D.....................    34,310(2)     1.1%       $ 1.23      $ 7.00(3)     1/11/10    $  197,870    $  348,912    $  580,639
                                2,336(4)     0.1%       $ 1.23      $11.20(3)      3/1/10    $   23,283    $   39,737    $   64,981
                              189,800(5)     6.2%       $ 4.79      $12.60(3)     5/15/10    $1,481,480    $2,985,469    $5,292,883
                               22,500(5)     0.7%       $26.00      $26.00       12/12/10            --    $  367,903    $  932,339
                               22,500(5)     0.7%       $24.25      $24.25       12/15/10            --    $  343,141    $  869,586
John W. Villiger, Ph.D.....    31,755(2)     1.0%       $ 1.23      $ 7.00(3)     1/11/10    $  183,135    $  322,929    $  537,400
                                2,336(4)     0.1%       $ 1.23      $11.20(3)      3/1/10    $   23,283    $   39,737    $   64,981
                              109,500(5)     3.6%       $ 4.79      $14.00(3)      6/6/10    $1,008,000    $1,972,095    $3,451,207
                               22,500(5)     0.7%       $26.00      $26.00       12/12/10            --    $  367,903    $  932,339
                               22,500(5)     0.7%       $24.25      $24.25       12/15/10            --    $  343,141    $  869,586
John M. Nystrom, Ph.D......    40,515(2)     1.3%       $ 1.23      $ 7.00(3)     1/11/10    $  233,655    $  412,013    $  685,648
                                2,336(4)     0.1%       $ 1.23      $11.20(3)      3/1/10    $   23,283    $   39,737    $   64,981
                               18,250(5)     0.6%       $ 3.08      $12.60(3)     3/23/10    $  173,700    $  318,314    $  540,181
                               30,000(5)     1.0%       $26.00      $26.00       12/12/10            --    $  490,538    $1,243,119
                               30,000(5)     1.0%       $24.25      $24.25       12/15/10            --    $  457,521    $1,159,448
John D. Richards, D.
  Phil.....................    14,783(2)     0.5%       $ 1.23      $ 7.00(3)     1/11/10    $   85,250    $  150,324    $  250,161
                                7,008(4)     0.2%       $ 1.23      $11.20(3)      3/1/10    $   69,850    $  119,211    $  194,942
                               14,600(5)     0.5%       $ 3.08      $12.60(3)     3/23/10    $  138,960    $  254,651    $  432,145
                                7,600(5)     0.2%       $26.00      $26.00       12/12/10            --    $  124,270    $  314,924
                                7,600(5)     0.2%       $24.25      $24.25       12/15/10            --    $  115,905    $  293,727

---------------
(1) Our 1998 stock incentive plan provides that stock options which are otherwise unvested may be exercised for restricted stock which is subject to vesting and a repurchase option.

(2) Eighty percent of the shares underlying the option will vest in 48 equal monthly installments ending January 11, 2004. Twenty percent of the shares underlying the option vested upon FDA approval of Angiomax.

(3) For all options granted prior to our initial public offering in August 2000, the market price per share was determined based on the estimated initial public offering price of our common stock as used to determine compensation expense as required by the SEC.

(4) Two-thirds of the shares underlying the option vested upon FDA approval of Angiomax. One-third of the shares underlying the option will vest six months following FDA approval of Angiomax.

(5) The option will vest in 48 equal monthly installments commencing one month following the date of grant.

  Option Values at December 31, 2000

     The following table presents the number and value of securities underlying unexercised options that are held by each of the individuals listed in the summary compensation table as of December 31, 2000. No shares were acquired upon the exercise of stock options by these individuals during the year ended December 31, 2000.

     Amounts shown under the column "Value of Unexercised In-the-Money Options at December 31, 2000" are based on the closing sale price on December 29, 2000 of $20.50 per share, without taking into account any taxes that may be payable in connection with the transaction, multiplied by the number of shares underlying the option, less the exercise price payable for these shares.

                                                                   NUMBER OF
                                                             SECURITIES UNDERLYING           VALUE OF UNEXERCISED
                                                              UNEXERCISED OPTIONS            IN-THE-MONEY OPTIONS
                                   SHARES                    AT DECEMBER 31, 2000            AT DECEMBER 31, 2000
                                  ACQUIRED      VALUE     ---------------------------   ------------------------------
NAME                             ON EXERCISE   REALIZED   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE(1)
----                             -----------   --------   -----------   -------------   -----------   ----------------
Clive A. Meanwell, M.D.,
  Ph.D.........................        --            --     96,145         369,516      $1,709,272       $5,078,649
Peyton J. Marshall, Ph.D.......        --            --     51,878         238,548      $  900,957       $3,151,696
John W. Villiger, Ph.D.........    61,648      $793,068     13,687         140,813      $  214,961       $1,504,789
John M. Nystrom, Ph.D..........    29,200      $347,670     32,826         135,725      $  633,136       $1,450,830
John D. Richards, D. Phil......        --            --     15,812          41,253      $  299,590       $  480,028

---------------
(1) Our 1998 stock incentive plan provides that stock options which are otherwise unvested may be exercised for restricted stock which is subject to vesting and a repurchase option.

EMPLOYMENT AGREEMENTS

     Dr. Meanwell serves as our President and Chief Executive Officer pursuant to the terms of an employment agreement dated September 5, 1996. This agreement renews automatically on a yearly basis unless either party provides written notice of non-renewal. Pursuant to the terms of the agreement, Dr. Meanwell's annual compensation is determined by the board of directors. If Dr. Meanwell terminates his employment for good reason, as defined in the agreement, or if we elect to voluntarily terminate his employment, Dr. Meanwell will be entitled to three months salary and the same health, disability and other benefits as were provided during his employment for a period of three months after the date of his termination. Dr. Meanwell has agreed not to compete with us during the term of his employment and for a period of one year after his termination.

     Dr. Marshall serves as our Chief Financial Officer pursuant to the terms of an employment agreement dated October 20, 1997. This agreement renews automatically on a yearly basis unless either party provides written notice of non-renewal. Pursuant to the terms of the agreement, Dr. Marshall's annual compensation is determined by the board of directors. If Dr. Marshall terminates his employment for good reason, as defined in the agreement, or if we elect to voluntarily terminate his employment, Dr. Marshall will be entitled to three months salary and the same health, disability and other benefits as were provided during his employment for a period of three months after the date of his termination. Dr. Marshall has agreed not to compete with us during the term of his employment and for a period of one year after his termination.

     Dr. Villiger serves as one of our vice presidents pursuant to the terms of an employment agreement dated March 10, 1997. This agreement renews automatically on a yearly basis unless either party provides written notice of non-renewal. Pursuant to the terms of the agreement, Dr. Villiger's annual compensation is determined by the board of directors. If Dr. Villiger terminates his employment for good reason, as defined in the agreement, or if we elect to voluntarily terminate his employment, Dr. Villiger will be entitled to three months salary and the same health, disability and other benefits as were provided during his employment for a period of three months after the date of his termination. Dr. Villiger has agreed not to compete with us during the term of his employment and for a period of one year after his termination.

     Dr. Nystrom serves as our Chief Technical Officer pursuant to the terms of an employment agreement dated September 29, 1998. This agreement renews automatically on a yearly basis unless either party provides written notice of non-renewal. Pursuant to the terms of the agreement, Dr. Nystrom's annual compensation is determined by the board of directors. If Dr. Nystrom terminates his employment for good reason, as defined in the agreement, Dr. Nystrom will be entitled to up to six months salary and the same health, disability and other benefits as were provided during his employment for a period of six months after the date of his termination. If we elect to voluntarily terminate his employment, Dr. Nystrom will be entitled to up to three months salary and the same health, disability and other benefits as were provided during his employment for a period of three months after the date of his termination. Dr. Nystrom has agreed not to compete with us during the term of his employment and for a period of one year after his termination.

     Dr. Richards serves as one of our vice presidents pursuant to the terms of an employment agreement dated October 16, 1997. This agreement renews automatically on a yearly basis unless either party provides written notice of non-renewal. Pursuant to the terms of the agreement, Dr. Richards' annual compensation is determined by the board of directors. If Dr. Richards terminates his employment for good reason, as defined in the agreement, or if we elect to voluntarily terminate his employment, Dr. Richards will be entitled to three months salary and the same health, disability and other benefits as were provided during his employment for a period of three months after the date of his termination. Dr. Richards has agreed not to compete with us during the term of his employment and for a period of one year after his termination.

EMPLOYEE BENEFIT PLANS

  1998 Stock Incentive Plan

     We adopted our 1998 stock incentive plan in April 1998 and have reserved 4,368,259 shares of our common stock for issuance under the 1998 plan. As of May 15, 2001, options to purchase 3,457,581 shares of our common stock were outstanding and 318,128 shares of common stock have been issued upon the exercise of stock options.

     Our 1998 plan provides for the grant of incentive stock options, nonstatutory stock options, restricted stock and other stock-based awards. Our officers, employees, directors, consultants and advisors, and those of our subsidiaries, are eligible to receive awards under the 1998 plan, however, incentive stock options may only be granted to our employees.

     Our board of directors administers the 1998 plan, although it may delegate its authority to one or more of its committees and, in limited circumstances, to one or more of our executive officers. Our board of directors has authorized the compensation committee to administer the plan, including the granting of options to our executive officers. In accordance with the provisions of the 1998 plan, our compensation committee selects the recipients of awards and determines the:

     - number of shares of common stock covered by options and the dates upon which such options become exercisable;

     - exercise price of options;

     - duration of options; and

     - number of shares of common stock subject to any restricted stock or other stock-based awards and the terms and conditions of such awards, including the conditions for repurchase, issue price and repurchase price.

     In the event of a merger or other acquisition event, our board of directors must provide for all outstanding awards under the 1998 plan to be assumed or substituted for by the acquiror. If the acquiror does not assume or substitute for outstanding awards, our board of directors may provide that all unexercised options will become exercisable in full prior to the completion of the event and that these options will terminate upon completion of the event if not previously exercised. If our stockholders will receive cash in the acquisition event, any options that would become exercisable will be converted into cash. If any of these events constitutes a change in control, the assumed or substituted options will be immediately exercisable in full if the holder of the options is terminated by the acquiror within one year of the change in control.

     No award may be granted under the 1998 plan after April 13, 2008 but the vesting and effectiveness of awards granted before April 13, 2008 may extend beyond those dates. Our board of directors may at any time amend, suspend or terminate the 1998 plan except that no award granted after an amendment of the plan and designated as subject to Section 162(m) of the Internal Revenue Code by our board of directors shall become exercisable, realizable or vested, to the extent such amendment was required to grant such award, unless and until such amendment is approved by our stockholders.

  2000 Employee Stock Purchase Plan

     Our 2000 Employee Stock Purchase Plan was adopted by our board of directors on May 15, 2000. The purchase plan became effective upon the completion of our initial public offering. The purchase plan authorizes the issuance of up to a total of 255,500 shares of our common stock to participating employees.

     All of our employees, including our directors who are employees and all employees of any participating subsidiaries, whose customary employment is for more than five months in any calendar year, are eligible to participate in the purchase plan. Employees who would, immediately after an option grant, own 5% or more of the total combined voting power or value of our stock or the stock of any of our subsidiaries are not eligible to participate in the purchase plan. As of May 15, 2001, 24 of our employees participate in the purchase plan.

     Under the purchase plan, we make offerings to our employees to purchase stock beginning on dates established by our board of directors. Each offering commencement date begins a six-month period during which payroll deductions are made and held for the purchase of our common stock at the end of the purchase plan period. The first offering period under the purchase plan commenced on September 1, 2000 and ended on February 28, 2001, at which time we issued 6,662 shares to 21 participating employees. The second offering period began on March 1, 2001 and will end on August 31, 2001.

     On the first day of a designated payroll deduction period, or offering period, we will grant to each eligible employee who has elected to participate in the purchase plan an option to purchase shares of our common stock as follows: the employee may authorize between 1% and 10% of his or her base pay to be deducted by us during the offering period. On the last day of the offering period, the employee is deemed to have exercised the option, at the option exercise price, to the extent of accumulated payroll deductions. Under the terms of the purchase plan, the option exercise price is an amount equal to 85% of the closing price, as defined in the purchase plan, per share of our common stock on either the first day or the last day of the offering period, whichever is lower. In no event may an employee purchase in any one offering period a number of shares which exceeds the number of shares determined by dividing (a) the product of $2,083 and the number or fraction of months in the offering period by (b) the closing price of a share of our common stock on the commencement date of the offering period. Our board of directors may, in its discretion, choose an offering period of 12 months or less for each offering and may choose a different offering period for each offering.

     An employee who is not a participant on the last day of the offering period is not entitled to exercise any option, and the employee's accumulated payroll deductions will be refunded. An employee's rights under the purchase plan terminate upon voluntary withdrawal from the purchase plan at any time, or when the employee ceases employment for any reason, except that upon termination of employment because of death, the employee's beneficiary has certain rights to elect to exercise the option to purchase the shares that the accumulated payroll deductions in the employee's account would purchase at the date of death.

     Because participation in the purchase plan is voluntary, we cannot now determine the number of shares of our common stock to be purchased by any particular current executive officer, by all current executive officers as a group or by non-executive employees as a group.


  401(k) Plan


     Our employee savings and retirement plan is qualified under Section 401 of the Internal Revenue Code. Our employees may elect to reduce their current compensation by up to the statutorily prescribed annual limit and have the amount of such reduction contributed to the 401(k) plan. We may make matching or additional contributions to the 401(k) plan in amounts to be determined annually by our board of directors. We have not made any matching contributions or additional contributions to date.

CHANGE IN CONTROL ARRANGEMENTS

     The terms of restricted stock agreements between us and certain of our employees, as well as the option agreements evidencing the grant of options under the 1998 plan, provide that in the event that we consummate an acquisition, as defined in the agreements, and the employee or optionholder, within a period of one year after the acquisition:

          (1) is terminated without cause;

          (2) is terminated as the result of death, severe physical or mental disability; or

          (3) terminates his or her employment for good reason in accordance with the terms of the agreements,


the shares covered by such agreements shall vest in full.

              TRANSACTIONS WITH EXECUTIVE OFFICERS, DIRECTORS AND
                           FIVE PERCENT STOCKHOLDERS

     Since our incorporation in July 1996, we have engaged in the following transactions with our directors, officers and holders of more than five percent of our voting securities and affiliates of our directors, executive officers and five percent stockholders:

ISSUANCE OF SERIES A PREFERRED STOCK

     In September 1996, we issued 4,675 units, each unit consisting of one share of our series A preferred stock and 365 shares of our common stock, at price per unit of $1,000 for a total purchase price of $4.7 million. Of the 4,675 units sold, 4,009 units were sold to the following directors, executive officers and five percent stockholders and their affiliates:

                                               SERIES A
NAME                                        PREFERRED STOCK    COMMON STOCK    PURCHASE PRICE
----                                        ---------------    ------------    --------------
Warburg, Pincus Venture Partners, L.P.....       2,000           730,000         $2,000,000
PharmaBio Development Inc.................       1,425           520,125          1,425,000
MPM Capital L.P...........................         250            91,250            250,000
Clive A. Meanwell.........................         167            60,955            167,000
T. Scott Johnson..........................         167            60,955            167,000

     In June and December 1997, we issued an aggregate of 34,456 units, each unit consisted of one share of our series A preferred stock and 208.571 shares of common stock, at price per unit of $1,000 for a total purchase price of $34.6 million. Of the 34,456 units sold, 32,670 units were sold to the following directors, executive officers and five percent stockholders and their affiliates:

                                               SERIES A
NAME                                        PREFERRED STOCK    COMMON STOCK    PURCHASE PRICE
----                                        ---------------    ------------    --------------
Biotech Growth S.A........................      15,000          3,128,571       $15,000,000
Warburg, Pincus Venture Partners, L.P.....      14,000          2,920,000        14,000,000
PharmaBio Development Inc.................       2,670            556,880         2,670,000
Clive A. Meanwell.........................         550            114,714           550,000
Peyton J. Marshall........................         350             73,000           350,000
John W. Villiger..........................         100             20,856           100,000

     In April 1997, we issued three promissory notes in the principal amounts of $1.2 million and $610,000 to Warburg, Pincus and Biotech Target, an affiliate of Biotech Growth, respectively. The outstanding principal amount of these notes was converted into units in the June 1997 financing.

EXCHANGE

     In August 1998, the holders of the units issued in 1996 and 1997 exchanged these units, as well as shares of our series A preferred stock issued as stock dividends in December 1997 and August 1998, into shares of our series I and II convertible preferred stock. Stockholders who purchased units in 1996 received shares of our series I convertible preferred stock and those who purchased units in 1997 received shares of series II convertible preferred stock. The following directors, executive officers and five percent stockholders and their affiliates received shares in the exchange:

                                                     SERIES I           SERIES II
NAME                                              PREFERRED STOCK    PREFERRED STOCK
----                                              ---------------    ---------------
Biotech Growth S.A. ............................            --          4,621,143
Warburg, Pincus Venture Partners, L.P. .........     1,071,000          4,283,143
PharmaBio Development Inc. .....................       764,500            818,286
Clive A. Meanwell...............................        87,500            165,143
MPM Capital L.P. ...............................       135,000                 --
Peyton J. Marshall..............................            --            104,000
T. Scott Johnson................................        90,000                 --
John W. Villiger................................            --             29,714

     All shares of series I and series II convertible preferred stock, including accrued dividends on such stock from August 1, 2000 through August 11, 2000, the date of the closing of our initial public offering, automatically converted into an aggregate of 10,932,334 shares of common stock upon the closing of our initial public offering.

ISSUANCE OF SERIES III CONVERTIBLE PREFERRED STOCK

     In August 1998, we issued an aggregate of 8,399,593 shares of series III preferred stock at a price per share of $4.32 for a total purchase price of $36.3 million. Of the 8,399,593 shares, 6,643,519 shares were sold to the following directors, executive officers and five percent stockholders and their affiliates:

                                                    SERIES III
NAME                                           CONVERTIBLE PREFERRED    PURCHASE PRICE
----                                           ---------------------    --------------
Warburg, Pincus Venture Partners, L.P. ......        2,546,296           $10,999,999
Morgan Stanley Venture Partners III, L.P. and
  its affiliated funds.......................        1,851,852             8,000,001
Alta Partners................................        1,736,112             7,500,004
Biotech Growth S.A. .........................          462,963             2,000,000
Clive A. Meanwell............................           23,148                99,999
Peyton J. Marshall...........................           23,148                99,999

     All shares of our series III convertible preferred stock, including accrued dividends on such stock from August 1, 2000 through August 11, 2000, the date of the closing of our initial public offering, automatically converted into an aggregate of 7,038,398 shares of our common stock upon the closing of our initial public offering.

1999 DIVIDEND

     In July 1999, we issued a stock dividend on all outstanding shares of series I convertible preferred stock, series II convertible preferred stock and series III convertible preferred stock. In connection with the dividend, we issued 172,005 shares of series I convertible preferred stock, 725,214 shares of series II convertible preferred stock and 571,510 shares of series III convertible preferred stock. The dividend covered the period from August 8, 1998 to July 31, 1999 with respect to series I and II convertible preferred stock and August 12, 1998 to July 31, 1999 with respect to the series III convertible preferred stock.

NOTE FINANCINGS

     In October 1999, we issued convertible promissory notes in the aggregate principal amount of $6.0 million. The notes bore interest at a rate of 8% per year and were redeemable on January 15, 2001. In connection with the issuance of the notes, we issued common stock purchase warrants to purchase an aggregate of 1,013,877 shares of common stock with an exercise price of $5.92 per share. The warrants must be exercised by October 19, 2004. The following directors, executive officers and five percent stockholders and their affiliates purchased notes and warrants:

                                                                    WARRANTS
                                                                  TO PURCHASE
NAME                                                  NOTES       COMMON STOCK
----                                                ----------    ------------
Warburg, Pincus Venture Partners, L.P. ...........  $2,750,000      464,699
Morgan Stanley Venture Partners III, L.P. and its
  affiliated funds................................     643,959      108,877
Alta Partners.....................................     604,048      102,072
PharmaBio Development Inc. .......................     551,103       93,126
Biotech Growth S.A. ..............................     500,000       84,490
Clive A. Meanwell.................................     150,000       25,347
Peyton J. Marshall................................      60,175       10,168
T. Scott Johnson..................................      31,357        5,295
John M. Nystrom...................................      20,000        3,379
John W. Villiger..................................      10,000        1,689

     In March 2000, we issued convertible promissory notes in the aggregate principal amount of $13.3 million. The notes bore interest at a rate of 8% per year and were redeemable on January 15, 2001. In connection with the issuance of the notes, we issued common stock purchase warrants to purchase an aggregate of 2,255,687 shares of common stock with an exercise price of $5.92 per share. The warrants must be exercised by March 2, 2005. The following directors, executive officers and five percent stockholders and their affiliates purchased notes and warrants:

                                                                    WARRANTS
                                                                  TO PURCHASE
NAME                                                  NOTES       COMMON STOCK
----                                                ----------    ------------
Warburg, Pincus Venture Partners, L.P. ...........  $4,800,000      811,111
Biotech Growth S.A. ..............................   3,500,000      591,435
Morgan Stanley Venture Partners III, L.P. and its
  affiliated funds................................   1,132,279      191,333
PharmaBio Development Inc. .......................   1,120,000      189,259
Alta Partners.....................................   1,100,000      185,879
Armin M. Kessler..................................     200,000       33,796
Clive A. Meanwell.................................     200,000       33,796
T. Scott Johnson..................................      50,000        8,449
Peyton J. Marshall................................      50,000        8,449
John M. Nystrom...................................      10,000        1,689
John W. Villiger..................................      10,000        1,689

     On May 17, 2000, the outstanding aggregate principal amount of the notes issued in October 1999 and March 2000, and accrued interest thereon, were converted into an aggregate of 4,535,366 shares of our series IV convertible preferred stock. The following directors, executive officers and five percent stockholders and their affiliates received 4,100,748 shares of our series IV preferred stock in the conversion:

                                                                     SERIES IV
NAME                                                  NOTES       PREFERRED STOCK
----                                                ----------    ---------------
Warburg, Pincus Venture Partners, L.P. ...........  $7,639,901       1,768,495
Biotech Growth S.A. ..............................   4,060,110         939,840
Morgan Stanley Venture Partners III, L.P. and its
  affiliated funds................................   1,797,789         416,153
Alta Partners.....................................   1,724,556         399,201
PharmaBio Development Inc.........................   1,691,752         391,609
Clive A. Meanwell.................................     353,874          81,915
Armin M. Kessler..................................     203,332          47,067
Peyton J. Marshall................................     111,225          25,746
T. Scott Johnson..................................      82,283          19,047
John M. Nystrom...................................      30,239           6,999
John W. Villiger..................................      20,203           4,676

ISSUANCE OF SERIES IV CONVERTIBLE PREFERRED STOCK

     In May 2000, we issued an aggregate of 1,411,000 shares of our series IV convertible preferred stock at a price per share of $4.32 for a total purchase price of $6.1 million. Of the 1,411,000 shares, 1,275,000 shares were sold to the following directors, executive officers and five percent stockholders and their affiliates:

                                                       SERIES IV
                                                       PREFERRED
NAME                                                     STOCK      PURCHASE PRICE
----                                                   ---------    --------------
Warburg, Pincus Venture Partners, L.P. ..............   555,000       $2,397,600
Biotech Growth S.A. .................................   345,000        1,490,400
Morgan Stanley Venture Partners III, L.P. and its
  affiliated funds...................................   130,000          561,600
Alta Partners........................................   130,000          561,600
PharmaBio Development Inc. ..........................   115,000          496,800

     All shares of our series IV convertible preferred stock, including the shares issued upon the conversion of the notes, including accrued dividends on such stock from August 1, 2000 through August 11, 2000, the date of the closing of our initial public offering, automatically converted into an aggregate of 4,411,003 shares of common stock upon the consummation of our initial public offering.

2000 DIVIDEND

     In July 2000, we issued a stock dividend on all outstanding shares of series I convertible preferred stock, series II convertible preferred stock, series III convertible preferred stock and series IV convertible preferred stock. In connection with the dividend we issued 187,458 shares of series I convertible preferred stock, 790,358 shares of series II convertible preferred stock, 629,530 shares series III convertible preferred stock and 84,394 shares of series IV convertible preferred stock. The dividend covered the period from August 1, 1999 to July 31, 2000 with respect to the series I, II and III convertible preferred stock and May 17, 2000 to July 31, 2000 with respect to the series IV convertible preferred stock.

MAY 2001 PRIVATE PLACEMENT

     In May 2001, we sold the 4,000,000 shares of our common stock covered by this prospectus at a price per share of $11.00 for a total purchase price of $44.0 million. Of the 4,000,000 shares, 1,720,000 shares were sold to the following directors, executive officers and five percent stockholders and their affiliates:

NAME                                               COMMON STOCK    PURCHASE PRICE
----                                               ------------    --------------
Warburg, Pincus Venture Partners, L.P............   1,050,000       $11,550,000
Alta Partners....................................     450,000         4,950,000
PharmaBio Development Inc........................     200,000         2,200,000
Clive A. Meanwell................................      10,000           110,000
T. Scott Johnson.................................       5,000            55,000
Glenn P. Sblendorio..............................       5,000            55,000

CERTAIN RELATIONSHIPS

  PharmaBio/Quintiles


     In August 1996, we entered into a strategic alliance with PharmaBio Development, Inc., a wholly owned subsidiary of Quintiles Transnational Corp. Under the terms of the strategic alliance agreement, PharmaBio and any of its affiliates who work on our projects will, at no cost to us, review and evaluate, jointly with us, development programs we design related to potential or actual product acquisitions. The purpose of this collaboration is to optimize the duration, cost, specifications and quality aspects of such programs. PharmaBio and its affiliates have also agreed to perform other services with respect to our products, including clinical and non-clinical development services, project management, project implementation, pharmacoeconomic services, regulatory affairs and post-marketing surveillance services and statistical, statistical programming, data processing and data management services pursuant to work orders agreed to by us and PharmaBio from time to time. Through April 30, 2001, we had entered into approximately 40 work orders with PharmaBio and had paid PharmaBio a total of $11.9 million. As of April 30, 2001, we had outstanding obligations to PharmaBio of an additional $630,000 under outstanding work orders.



     In addition, under the strategic alliance agreement, if PharmaBio and its affiliates exceed performance milestones agreed upon prior to the initiation of services under any work order, we will pay certain bonuses (not to exceed 10% of the net revenues PharmaBio and its affiliates received for such services) which, at the option of PharmaBio, may be paid in shares of our common stock. As of May 31, 2001, performance milestones had been requested and agreed upon for one work order out of the work orders completed or outstanding, and no such agreed upon milestones remained outstanding.


  Innovex


     In January 1997, we entered into a consulting agreement with Innovex, Inc., a subsidiary of Quintiles, which was subsequently superseded by a consulting agreement we executed with Innovex in December 1998. Pursuant to the terms of these agreements, Innovex has provided us with consulting services with respect to pharmaceutical marketing and sales. Since December 1997, we have also entered into various clinical services agreements with Innovex pursuant to which Innovex has provided project management, clinical monitoring, site management, medical monitoring, regulatory affairs, data management and quality assurance services with respect to clinical trials of Angiomax. As of April 30, 2001, none of the clinical services agreements was outstanding. Through April 30, 2001, we had paid Innovex $1.8 million under all of these agreements.


     In July 2000, we signed a letter of intent with Innovex to enter into a sales agreement under which Innovex would provide sales and marketing services in connection with Angiomax. Although the letter of intent contemplated the negotiation and execution of a binding sales agreement and could be terminated at any time by either party if no binding sales agreement was reached, we agreed in the letter of intent that Innovex would begin performing its services immediately. These services included recruiting and training up to 52 sales representatives and engaging in other agreed-upon activities.

     In December 2000, we signed a master services agreement and a work order with Innovex under which Innovex agreed to provide contract sales, marketing and commercialization services relating to Angiomax. Under the master services agreement, Innovex may provide additional services unrelated to Angiomax pursuant to work orders entered into from time-to-time. Under the master services agreement and the Angiomax work order, Innovex will provide the Angiomax sales force, a sales territory management system and operational support for the launch of Angiomax. We will provide the marketing plan and marketing materials for the sales force and other sales and marketing support and direction for the sales force. For Innovex's services, we have agreed to pay a daily fee for each day worked by the members of the sales force. We will reimburse Innovex for expenses incurred in providing the services and for the incentive compensation paid to the sales force by Innovex. We have the right to terminate the work order and the master services agreement at any time upon 90 days written notice. We may hire members of the sales force, although we may incur additional fees to Innovex. Through April 30, 2001, we had paid Innovex $3.0 million for its services under the letter of intent and master services agreement and work order.

  Stack Pharmaceuticals


     In April 2000, we entered into an agreement with Stack Pharmaceuticals, Inc., which is an entity controlled by David Stack, one of our senior vice presidents. Pursuant to the terms of this agreement, Stack Pharmaceuticals will perform infrastructure services for us, such as providing office facilities, equipment and supplies for our employees based in New Jersey, and such consulting, advisory and related services for us as we may agree from time to time. For the infrastructure services, we have agreed to pay Stack Pharmaceuticals a services fee of $20,100 per month. The fees for any additional services to be provided to us will be agreed upon with Stack Pharmaceuticals prior to the delivery of such services. Either party may terminate the agreement upon 90 days prior written notice. From January 2000 through March 2000, Stack Pharmaceuticals provided us with consulting services under a consulting agreement which expired on March 31, 2000. Through April 30, 2001, we had paid Stack Pharmaceuticals a total of $502,000 under these agreements.

                             PRINCIPAL STOCKHOLDERS

     The following table presents information regarding the beneficial ownership of our common stock as of May 16, 2001 by:

     - each of the individuals listed in the "Summary Compensation Table" above;


     - each of our current directors;


     - each person, or group of affiliated persons, who is known by us to beneficially own five percent or more of our common stock; and

     - all current directors and executive officers as a group.

     Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to shares. Shares of common stock issuable upon exercise of warrants and/or stock options that are exercisable within 60 days after May 16, 2001 are deemed outstanding for computing the percentage ownership of the person holding the warrants and/or options but are not deemed outstanding for computing the percentage ownership of any other person. Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law. The inclusion of any shares in this table does not constitute an admission of beneficial ownership for the person named below. Unless otherwise indicated in the footnotes, the address of each of the individuals named below is: c/o The Medicines Company, One Cambridge Center, Cambridge, Massachusetts 02142.


                                                                     BENEFICIAL OWNERSHIP
                                                      ---------------------------------------------------
                                                                           SHARES
                                                                         UNDERLYING
                                                                       OPTIONS AND/OR
                                                         SHARES           WARRANTS
                                                      BENEFICIALLY       EXERCISABLE         PERCENTAGE
                                                        OWNED AT       WITHIN 60 DAYS       BENEFICIALLY
                                                        MAY 16,       PRIOR TO JULY 15,        OWNED
                                                          2001              2001           AFTER OFFERING
                                                      ------------    -----------------    --------------
5% STOCKHOLDERS:
Warburg, Pincus Ventures, L.P.(1)...................    9,379,446         1,275,810               26.9%
Biotech Growth S.A.(2)..............................    5,204,837           675,925               16.8%
Alta Partners(3)....................................    2,293,474           287,951                6.1%
Morgan Stanley Venture Partners III, L.P. and its
  affiliated funds(4)...............................    1,952,777           300,210                6.5%
PharmaBio Development, Inc.(5)......................    1,896,245           282,385                5.7%
DIRECTORS AND NAMED EXECUTIVE OFFICERS:
Clive A. Meanwell...................................      548,693           221,580                2.2%
Peyton J. Marshall(6)...............................      271,420           112,285                1.1%
John W. Villiger(7).................................      209,465            39,596                  *
John M. Nystrom(8)..................................       36,925            65,611                  *
John D. Richards....................................       37,100            24,712                  *
Leonard Bell(9).....................................           --             4,258                  *
Dennis B. Gillings(10)..............................           --                --                 --
Stewart J. Hen(11)..................................           --             2,083                  *
M. Fazle Husain(12).................................           --                --                 --
T. Scott Johnson(13)................................       96,079            13,744                  *
Armin M. Kessler(14)................................       37,914            43,806                  *
Nicholas J. Lowcock(15).............................    9,379,446         1,278,726               26.9%
James E. Thomas(16).................................       10,000             4,258                  *
All directors and executive officers as a group (16
  persons)..........................................   10,633,042         1,970,139               31.7%


---------------
  *  Represents beneficial ownership of less than 1 percent.

 (1) Consists of shares with respect to which Warburg, Pincus Ventures, L.P., Warburg, Pincus & Co. and Warburg Pincus LLC share ownership and voting and dispositive power. Warburg, Pincus Ventures is managed by Warburg Pincus LLC. Lionel I. Pincus is the managing partner of Warburg, Pincus & Co.

     and the managing member of Warburg Pincus LLC and may be deemed to control both entities. The members of Warburg Pincus LLC are substantially the same as the partners of Warburg, Pincus & Co. The address of the Warburg, Pincus entities is 466 Lexington Avenue, New York, New York 10017. This information is based on a Schedule 13G filed by the Warburg, Pincus entities with the Commission on February 14, 2001.

 (2) Consists of shares owned directly by Biotech Growth S.A. with respect to which BB Biotech AG and Biotech Growth S.A. share voting and dispositive power. Biotech Growth S.A. is a wholly owned subsidiary of BB Biotech AG. The address of Biotech Growth S.A. is Calle 53, Urbanizacion Obarrio, Torre Swiss Bank, Piso 16, Panama City, Zona 1, Republic of Panama. This information is based on a Schedule 13G filed by BB Biotech AG on behalf of Biotech Growth S.A. with the Commission on February 14, 2001.

 (3) Includes 1,425,594 shares and warrants to purchase 178,987 shares held by Alta BioPharma Partners, L.P., 814,149 shares and warrants to purchase 102,218 shares held by The Medicines Company Chase Partners (Alta Bio), LLC and 53,731 shares and warrants to purchase 6,746 shares held by Alta Embarcadero BioPharma Partners, LLC. Alta Partners provides investment advisory services to several venture capital funds, including Alta BioPharma Partners L.P., The Medicines Company Chase Partners (Alta Bio), LLC and Alta Embarcadero BioPharma Partners, LLC. The respective general partner and managing members of Alta BioPharma Partners, L.P., The Medicines Company Chase Partners (Alta Bio), LLC and Alta Embarcadero BioPharma Partners, LC exercise sole voting and investment power with respect to the shares owned by such funds. The principals of Alta Partners are members of Alta BioPharma Management, LLC (which is the general partner of Alta BioPharma Partners, L.P.), and Alta/Chase BioPharma Management, LLC (which is the managing member of The Medicines Company Chase Partners (Alta
     Bio), LLC) and Alta Embarcadero BioPharma Partners, LLC. As general partners and managing members of such entities, they may be deemed to share voting and investment powers for the shares held by the funds. The principals of Alta Partners disclaim beneficial ownership of all such shares held by the foregoing funds, except to the extent of their proportionate pecuniary interests therein. The address of Alta Partners is One Embarcadero Center, Suite 4050, San Francisco, California 94111.

 (4) Includes 1,713,322 shares and warrants to purchase 263,399 shares owned directly by Morgan Stanley Venture Partners III, L.P., 164,501 shares and warrants to purchase 25,288 shares owned directly by Morgan Stanley Venture Investors III, L.P. and 74,954 shares and warrants to purchase 11,523 shares owned directly by The Morgan Stanley Venture Partners Entrepreneur Fund, L.P. Morgan Stanley Venture Partners III, L.L.C. is the general partner of Morgan Stanley Venture Partners III, L.P., Morgan Stanley Venture Investors III, L.P. and The Morgan Stanley Venture Partners Entrepreneur Fund, L.P. (collectively, the "Funds"), and, as such, has the power to vote or direct the vote and to dispose or direct the disposition of all of the shares held by the Funds. Morgan Stanley Venture Capital III, Inc. is the institutional managing member of Morgan Stanley Venture Partners III, L.L.C., and, as such, shares, together with the remaining managing members, the power to direct the actions of Morgan Stanley Venture Partners III, L.L.C. Morgan Stanley Dean Witter & Co., as the sole stockholder of Morgan Stanley Venture Capital III, Inc., controls the actions of Morgan Stanley Venture Capital III, Inc. Therefore, Morgan Stanley Venture Capital III, L.L.C., Morgan Stanley Venture Capital III, Inc. and Morgan Stanley Dean Witter & Co. each may be deemed to have beneficial ownership of the shares held collectively by the Funds. The address of the Funds is 1221 Avenue of the Americas, New York, New York 10020. This information is based on a Schedule 13G filed by Morgan Stanley Dean Witter & Co., Morgan Stanley Venture Capital III, Inc., Morgan Stanley Venture Partners III, L.L.C. and the Funds with the Commission on January 26, 2001.

 (5) Includes 1,896,245 shares held by PharmaBio Development Inc., a wholly owned subsidiary of Quintiles Transnational Corp., and warrants to purchase 282,385 shares held by Quintiles Transnational Corp. The address of PharmaBio Development Inc. is c/o Quintiles Transnational Corp., 4709 Creekstone Drive, Suite 200, Durham, North Carolina 27703. This information is based on a Schedule 13G filed by

     Quintiles Transnational Corp. and PharmaBio Development Inc. with the Commission on February 14, 2001.

 (6) Includes 58,400 shares held in custody for the benefit of Dr. Marshall's minor children.

 (7) Includes 209,465 shares and warrants to purchase 3,378 shares held in trust for the benefit of the Villiger Family.

 (8) Includes 10,820 shares held by Dr. Nystrom's children. Dr. Nystrom disclaims beneficial ownership of these shares.

 (9) The address of Dr. Bell is c/o Alexion Pharmaceuticals, Inc., 25 Science Park, Suite 360, Box 15, New Haven, Connecticut 06511.

(10) Does not include 1,896,245 shares held by PharmaBio Development Inc. or warrants to purchase 282,385 shares held by Quintiles Transnational Corp., of which Dr. Gillings is the Chairman. Dr. Gillings disclaims beneficial ownership of these shares. The address of Dr. Gillings is c/o Quintiles Transactional Corp., 4709 Creekstone Drive, Suite 200, Durham, North Carolina 27703.

(11) The address of Mr. Hen is c/o Warburg, Pincus, 466 Lexington Avenue, New York, New York 10017.


(12) Does not include 1,952,777 shares or warrants to purchase 300,210 shares held by the Funds. Mr. Husain is a vice president of Morgan Stanley Venture Partners III, Inc., which is the institutional managing member of Morgan Stanley Venture Partners III, L.L.C., which is a general partner of each of the Funds. Mr. Husain disclaims beneficial ownership of these shares. The address of Mr. Husain is c/o Morgan Stanley Venture Partners III, Inc., 1221 Avenue of the Americas, New York, New York 10020.



(13) The address of Dr. Johnson is c/o JSB Partners, 6A Damonmill Square, Concord, Massachusetts 01742.



(14) Includes 3,000 shares held by Dr. Kessler's wife.



(15) Includes 9,379,446 shares and warrants to purchase 1,275,810 shares held by Warburg, Pincus Ventures, L.P. Mr. Lowcock is a Managing Director of Warburg Pincus LLC. All shares indicated as owned by Mr. Lowcock are included because of his affiliation with the Warburg, Pincus entities. The address of Mr. Lowcock is c/o Warburg, Pincus, Almack House, 28 King Street, St. James, London SW1Y 6QW. Mr. Lowcock disclaims beneficial ownership of all shares owned by the Warburg, Pincus entities.



(16) The address of Mr. Thomas is Woods End Road, New Canaan, Connecticut 06840.

                          DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock consists of 75,000,000 shares of common stock, $0.001 par value per share, and 5,000,000 shares of undesignated preferred stock, $1.00 par value per share.

     The following summary of our capital stock, and some of the provisions of our certificate of incorporation and other agreements to which we and our stockholders are parties, is not intended to be complete and is qualified by reference to our certificate of incorporation and any other agreements included as exhibits to or incorporated by reference into the registration statement of which this prospectus is a part. See "Where You Can Find More Information."

COMMON STOCK

     As of May 15, 2001, the day immediately prior to the private placement of the 4,000,000 shares of common stock covered by this prospectus, there were 30,404,826 shares of our common stock outstanding held by 127 stockholders of record.

     The holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of the stockholders and do not have any cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of our common stock are entitled to receive proportionally any dividends declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock.

     In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in all assets remaining after payment of all debts and other liabilities, subject to the prior rights of any outstanding preferred stock. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. All outstanding shares of our common stock are validly issued, fully paid and nonassessable. The shares to be issued by us in this offering will be, when issued and paid for, validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock that we may designate and issue in the future.

PREFERRED STOCK

     Under the terms of our certificate of incorporation, our board of directors is authorized to issue shares of preferred stock in one or more series without stockholder approval. The board has discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences of each series of preferred stock. There are currently no shares of preferred stock outstanding.

     The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could make it more difficult for a third party to acquire, or could discourage a third-party from acquiring, a majority of our outstanding voting stock.

WARRANTS


     As of May 15, 2001, we had outstanding common stock purchase warrants entitling their holders to purchase an aggregate of 3,269,564 shares of common stock at an exercise price of $5.92 per share. In October 1999, we issued warrants exercisable at any time prior to October 18, 2004 for 1,013,877 shares of our common stock in connection with the sale of 8% convertible promissory notes in the aggregate principal amount of $6.0 million. In March 2000, we issued warrants exercisable at any time prior to March 2, 2005 for 2,255,687 shares of our common stock in connection with the sale of 8% convertible promissory notes in the aggregate principal amount of $13.3 million.

ANTI-TAKEOVER PROVISIONS OF DELAWARE LAW AND CHARTER AND BY-LAW PROVISIONS

  Delaware Law

     We are subject to the provisions of Section 203 of the Delaware General Corporate Law. In general, the statute prohibits a publicly held Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder unless:

     - prior to the date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

     - upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding those shares owned by persons who are directors and also officers, and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held under the plan will be tendered in a tender or exchange offer; or

     - on or subsequent to the date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

     Section 203 defines "business combination" to include:

     - any merger or consolidation involving the corporation and the interested stockholder;

     - any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

     - in general, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; or

     - the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

     In general, Section 203 defines an interested stockholder as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

  Charter and By-law Provisions

     Our charter and our amended and restated by-laws provide for the division of our board of directors into three classes as nearly equal in size as possible with staggered three-year terms. See "Management -- Board Composition." Under our charter and by-laws, any vacancy on the board of directors, including a vacancy resulting from an enlargement of the board of directors, may only be filled by vote of a majority of the directors then in office. The classification of the board of directors and the limitation on and filling of vacancies could make it more difficult for a third party to acquire, or discourage a third party from acquiring, control of our company.

     Our charter and by-laws also provide that any action required or permitted to be taken by our stockholders at an annual or special meeting of stockholders may only be taken if it is properly brought before such meeting and may not be taken by written action in lieu of a meeting. Our by-laws further provide that special meetings of the stockholders may only be called by the chairman of our board of directors, our president or a majority of our board. In order for any matter to be considered "properly brought" before a meeting, a stockholder must comply with certain requirements regarding advance notice and provide us with certain information. These provisions could have the effect of delaying until the next stockholders meeting stockholder actions which are favored by the holders of a majority of our outstanding voting securities.

     The General Corporation Law of Delaware provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or by-laws, unless a corporation's certificate of incorporation or by-laws, as the case may be, requires a greater percentage. Our charter and our by-laws require the affirmative vote of holders of at least 50% of the votes which all the stockholders would be entitled to cast in any annual election of directors or class of directors to amend or repeal any of the provisions described in the prior two paragraphs.

     Our certificate of incorporation contains certain provisions permitted under the General Corporation Law of Delaware relating to the liability of directors. These provisions eliminate a director's liability for monetary damages for a breach of fiduciary duty, except in certain circumstances involving wrongful acts, such as the breach of a director's duty of loyalty or acts or omissions which involve intentional misconduct or a knowing violation of law. Further, our certificate of incorporation contains provisions to indemnify our directors and officers to the fullest extent permitted by the General Corporation Law of Delaware. We believe that these provisions will assist us in attracting and retaining qualified individuals to serve as directors.

TRANSFER AGENT AND REGISTRAR

     Mellon Investor Services, LLC serves as the transfer agent and registrar for our common stock.

NASDAQ NATIONAL MARKET LISTING

     Our shares of common stock are listed on the Nasdaq National Market under the symbol "MDCO".

                        SHARES ELIGIBLE FOR FUTURE SALE

     Following the closing of the private placement of the 4,000,000 shares of common stock covered by this prospectus on May 16, 2001, we had outstanding an aggregate of 34,406,826 shares of common stock and currently exercisable warrants to purchase 3,269,564 shares of common stock. Of those shares, the 6,900,000 shares sold in our initial public offering and all of the 4,000,000 shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless these shares are purchased by affiliates. Generally, the balance of the outstanding shares of common stock are "restricted securities." Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under the Securities Act.

     As of May 15, 2001, there were outstanding options to purchase 3,497,581 shares of common stock.

REGISTRATION RIGHTS

     Pursuant to a registration rights agreement dated August 12, 1998, as amended, the holders of approximately 18,572,874 shares of common stock and warrants exercisable for 3,269,564 shares of common stock are entitled to require us to register their shares under the Securities Act. Under this agreement, if we propose to register any of our securities under the Securities Act, either for our account or for the account of other security holders exercising registration rights, the holders are entitled to notice of the registration and to include their shares of common stock in the registration. Additionally, such holders may, on up to three occasions, require us to register their shares of common stock under the Securities Act, and we are required to use our best efforts to effect any such registration. We are responsible for paying the expense of any such registration. Further, such holders may require us to file nine additional registration statements on Form S-3 at our expense. These registration rights are subject to conditions and limitations, including
(i) the right of the underwriters of an offering to limit the number of shares included in such registration (ii) the right of the underwriters to lock-up the share's of such holders for a period of 120 days after the effective date of any registration statement filed by us and (iii) our right not to effect a requested registration within 180 days following an offering of our securities pursuant to a Form S-3. The parties to the registration rights agreement waived their rights to notice of, and to include their shares of common stock in, this registration.

     Pursuant to stock purchase agreements dated as of May 11, 2001, we granted registration rights with respect to 4,000,000 shares of our common stock sold in a private placement. This prospectus is a part of the registration statement filed with the SEC to register the resale of these shares. We are obligated to keep the registration statement effective until the earlier of (i) May 16, 2003,
(ii) the date on which the selling stockholders may sell all of the shares covered by this prospectus without restriction by the volume limitations of Rule 144(e) of the Securities Act, or (iii) such time as all of the shares covered by this prospectus have been sold pursuant to and in accordance with the registration statement.

                              PLAN OF DISTRIBUTION

     The shares covered by this prospectus may be offered and sold from time to time by the selling stockholders. The term "selling stockholders" includes donees, pledgees, transferees or other successors-in-interest selling shares received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other non-sale related transfer. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. Such sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and under terms then prevailing or at prices related to the then current market price or in negotiated transactions. The selling stockholders may sell their shares by one or more of, or a combination of, the following methods:

     - purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;

     - ordinary brokerage transactions and transactions in which the broker solicits purchasers;

     - block trades in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

     - an over-the-counter distribution in accordance with the rules of the Nasdaq National Market;

     - in privately negotiated transactions; and

     - in options transactions.

     In addition, any shares that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.

     To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In connection with distributions of the shares or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of the common stock in the course of hedging the positions they assume with selling stockholders. The selling stockholders may also sell the common stock short and redeliver the shares to close out such short positions. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). The selling stockholders may also pledge shares to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution, may effect sales of the pledged shares pursuant to this prospectus (as supplemented or amended to reflect such transaction).

     In effecting sales, broker-dealers or agents engaged by the selling stockholders may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the selling stockholders in amounts to be negotiated immediately prior to the sale.

     In offering the shares covered by this prospectus, the selling stockholders and any broker-dealers who execute sales for the selling stockholders may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. Any profits realized by the selling stockholders and the compensation of any broker-dealer may be deemed to be underwriting discounts and commissions.

     In order to comply with the securities laws of certain states, if applicable, the shares must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

     We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

     At the time a particular offer of shares is made, if required, a prospectus supplement will be distributed that will set forth the number of shares being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

     We have agreed to indemnify the selling stockholders against certain liabilities, including certain liabilities under the Securities Act.

     We have agreed with the selling stockholders to keep the Registration Statement of which this prospectus constitutes a part effective until the earlier of (i) May 16, 2003, (ii) the date on which the selling stockholders may sell all the shares covered by this prospectus without restriction by the volume limitations of Rule 144(e) of the Securities Act, or (iii) such time as all of the shares covered by this prospectus have been sold pursuant to and in accordance with the registration statement.

                                 LEGAL MATTERS


     Certain legal matters with respect to the validity of the shares of common stock offered hereby has been passed upon us by Hale and Dorr LLP, Boston, Massachusetts. As of May 16, 2001, partners of Hale and Dorr LLP beneficially owned an aggregate of 19,292 shares of our common stock and warrants exercisable for 1,554 additional shares of common stock.


                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements as of December 31, 1999 and 2000 and for each of the three years in the period ended December 31, 2000, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file reports, proxy statements and other documents with the SEC. You may read and copy any document we file at the SEC's public reference room at Judiciary Plaza Building, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You should call 1-800-SEC-0330 for more information on the public reference room. Our SEC filings are also available to you on the SEC's Internet site at http://www.sec.gov.

     This prospectus is part of a registration statement that we filed with the SEC. The registration statement contains more information than this prospectus regarding us and our common stock, including certain exhibits and schedules. You can obtain a copy of the registration statement from the SEC at the address listed above or from the SEC's Internet site.

                                  INDEX TO THE
                       CONSOLIDATED FINANCIAL STATEMENTS

THE MEDICINES COMPANY

                                                              PAGE
                                                              ----
Report of Independent Auditors..............................   F-2
Consolidated Balance Sheets as of December 31, 1999 and
  2000......................................................   F-3
Consolidated Statements of Operations for the years ended
  December 31, 1998, 1999 and 2000 and the period July 31,
  1996 (date of inception) to December 31, 2000.............   F-4
Consolidated Statements of Redeemable Preferred Stock and
  Stockholders' Equity/(Deficit) for the period July 31,
  1996 (date of inception) to December 31, 2000.............   F-5
Consolidated Statements of Cash Flows for the years ended
  December 31, 1998, 1999 and 2000 and the period July 31,
  1996 (date of inception) to December 31, 2000.............   F-7
Notes to Consolidated Financial Statements..................   F-8

Condensed Consolidated Balance Sheet as of March 31, 2001
  (unaudited)...............................................  F-25
Condensed Consolidated Statements of Operations for the
  three months ended March 31, 2000 and 2001 (unaudited)....  F-26
Condensed Consolidated Statements of Cash Flows for the
  three months ended March 31, 2000 and 2001 (unaudited)....  F-27
Notes to Condensed Consolidated Financial Statements
  (unaudited)...............................................  F-28

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholders
The Medicines Company

     We have audited the accompanying consolidated balance sheets of The Medicines Company (a company in the development stage) as of December 31, 1999 and 2000, and the related consolidated statements of operations, redeemable preferred stock and stockholders' equity/(deficit), and cash flows, for each of the three years in the period ending December 31, 2000, and for the period July 31, 1996 (date of inception) to December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Medicines Company at December 31, 1999 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2000, and for the period July 31, 1996 (date of inception) to December 31, 2000, in conformity with accounting principles generally accepted in the United States.

                                          /s/  ERNST & YOUNG LLP

Boston, Massachusetts
February 13, 2001, except
for the eighth paragraph
of Note 2, as to which
the date is February 20, 2001

                             THE MEDICINES COMPANY
                      (A COMPANY IN THE DEVELOPMENT STAGE)

                          CONSOLIDATED BALANCE SHEETS

                                                                      DECEMBER 31,
                                                              -----------------------------
                                                                  1999            2000
                                                              ------------    -------------
                           ASSETS
Current assets:
  Cash and cash equivalents.................................  $  6,643,266    $  36,802,356
  Marketable securities.....................................       539,274       42,522,729
  Accrued interest receivable...............................        55,225        1,392,928
                                                              ------------    -------------
                                                                 7,237,765       80,718,013
  Inventory.................................................            --        1,963,491
  Prepaid expenses and other current assets.................       154,967          465,650
                                                              ------------    -------------
          Total current assets..............................     7,392,732       83,147,154
Fixed assets, net...........................................       430,061          965,832
Other assets................................................       168,605          250,144
                                                              ------------    -------------
          Total assets......................................  $  7,991,398    $  84,363,130
                                                              ============    =============

       LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable..........................................  $  7,815,028    $   5,987,213
  Accrued expenses..........................................     3,680,293        9,136,934
                                                              ------------    -------------
          Total current liabilities.........................    11,495,321       15,124,147
Convertible notes...........................................     5,776,319               --
Commitments and contingencies
Redeemable Convertible Preferred Stock, $1 par value;
  31,550,000 and 5,000,000 shares authorized at December 31,
  1999 and 2000, respectively; shares issued and
  outstanding: 22,962,350 and none at December 31, 1999 and
  2000, respectively; at redemption value (Liquidation value of $86,167,821 and $0 at December 31, 1999 and 2000,
  respectively).............................................    85,277,413               --
Stockholders' equity/(deficit):
  Common stock, $.001 par value, 36,000,000 and 75,000,000
     shares authorized at December 31, 1999 and 2000,
     respectively; shares issued and outstanding: 833,400
     and 30,320,455 at December 31, 1999 and 2000,
     respectively...........................................           834           30,320
  Additional paid-in capital................................       339,144      279,126,337
  Deferred stock compensation...............................            --      (13,355,694)
  Deficit accumulated during the development stage..........   (94,925,028)    (196,560,034)
  Accumulated other comprehensive income (loss).............        27,395           (1,946)
                                                              ------------    -------------
          Total stockholders' equity (deficit)..............   (94,557,655)      69,238,983
                                                              ------------    -------------
          Total liabilities and stockholders' equity
            (deficit).......................................  $  7,991,398    $  84,363,130
                                                              ============    =============

                            See accompanying notes.

                             THE MEDICINES COMPANY
                      (A COMPANY IN THE DEVELOPMENT STAGE)

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                       PERIOD
                                                                                    JULY 31, 1996
                                            YEAR ENDED DECEMBER 31,                   (DATE OF
                                 ---------------------------------------------      INCEPTION) TO
                                     1998            1999            2000         DECEMBER 31, 2000
                                 ------------    ------------    -------------    -----------------
Operating expenses:
  Research and development.....  $ 24,004,606    $ 30,344,892    $  39,572,297      $ 110,793,397
  Selling, general and
     administrative............     6,248,265       5,008,387       15,033,585         29,411,917
                                 ------------    ------------    -------------      -------------
          Total operating
            expenses...........    30,252,871      35,353,279       54,605,882        140,205,314
                                 ------------    ------------    -------------      -------------
Loss from operations...........   (30,252,871)    (35,353,279)     (54,605,882)      (140,205,314)
Other income (expense):
  Interest income..............     1,302,073         837,839        2,704,126          5,593,904
  Interest expense.............            --        (197,455)     (19,390,414)       (19,617,104)
                                 ------------    ------------    -------------      -------------
Net loss.......................   (28,950,798)    (34,712,895)     (71,292,170)      (154,228,514)
Dividends and accretion to
  redemption value of
  redeemable preferred stock...    (3,958,903)     (5,893,016)     (30,342,988)       (42,331,520)
                                 ------------    ------------    -------------      -------------
Net loss attributable to common
  stockholders.................  $(32,909,701)   $(40,605,911)   $(101,635,158)     $(196,560,034)
                                 ============    ============    =============      =============
Basic and diluted net loss
  attributable to common
  stockholders per common
  share........................  $      (6.03)   $     (80.08)   $       (8.43)
Unaudited pro forma basic and
  diluted net loss attributable
  to common stockholders per
  common share.................  $         --    $      (1.94)   $       (2.10)
Shares used in computing net
  loss attributable to common
  stockholders per common
  share:
  Basic and diluted............     5,454,653         507,065       12,059,275
  Unaudited pro forma basic and
     diluted...................            --      17,799,876       24,719,075

                            See accompanying notes.

                             THE MEDICINES COMPANY
                      (A COMPANY IN THE DEVELOPMENT STAGE)

                     CONSOLIDATED STATEMENTS OF REDEEMABLE
               PREFERRED STOCK AND STOCKHOLDERS' EQUITY (DEFICIT)
     FOR THE PERIOD JULY 31, 1996 (DATE OF INCEPTION) TO DECEMBER 31, 2000

                                                        REDEEMABLE           REDEEMABLE CONVERTIBLE
                                                     PREFERRED STOCK             PREFERRED STOCK             COMMON STOCK
                                                  ----------------------   ---------------------------   --------------------
                                                  SHARES       AMOUNT        SHARES         AMOUNT         SHARES     AMOUNT
                                                  -------   ------------   -----------   -------------   ----------   -------
Issuance of common stock........................                                         $          --    2,042,175   $ 2,042
Issuance of redeemable preferred stock..........    4,675   $  4,675,000
Accretion of preferred stock to redemption
 value..........................................                 118,348
Net loss........................................
                                                  -------   ------------   -----------   -------------   ----------   -------
 Balance at December 31, 1996...................    4,675      4,793,348            --              --    2,042,175     2,042
Employee stock purchases........................                                                            627,070       627
Issuance of common stock........................                                                          7,186,537     7,187
Issuance of redeemable preferred stock..........   34,456     33,498,408
Dividends on preferred stock....................    1,175      1,056,652
Accretion of preferred stock to redemption
 value..........................................                 957,592
Net loss........................................
Currency translation adjustment.................
Unrealized gain on marketable securities........
Comprehensive loss..............................
                                                  -------   ------------   -----------   -------------   ----------   -------
 Balance at December 31, 1997...................   40,306     40,306,000            --              --    9,855,782     9,856
Employee stock purchases........................                                                             34,887        35
Repurchase of common stock......................                                                           (107,979)     (108)
Exchange of redeemable preferred stock for
 redeemable convertible preferred stock.........  (41,992)   (41,992,000)   13,071,714      41,992,000   (8,892,912)   (8,893)
Issuance of redeemable convertible preferred
 stock..........................................                             8,421,907      35,126,419
Dividends on preferred stock....................    1,686     1,686,0000
Accretion of preferred stock to redemption
 value..........................................                                             2,266,051
Net loss........................................
Currency translation adjustment.................
Unrealized loss on marketable securities........
Comprehensive loss..............................
                                                  -------   ------------   -----------   -------------   ----------   -------
   Balance at December 31, 1998.................       --             --    21,493,621      79,384,470      889,778       890

                                                                                   DEFICIT
                                                                                 ACCUMULATED                        TOTAL
                                                   ADDITIONAL      DEFERRED      DURING THE     COMPREHENSIVE   STOCKHOLDERS'
                                                    PAID-IN         STOCK        DEVELOPMENT       INCOME          EQUITY
                                                    CAPITAL      COMPENSATION       STAGE          (LOSS)         (DEFICIT)
                                                  ------------   ------------   -------------   -------------   -------------
Issuance of common stock........................  $        755   $         --                     $     --      $      2,797
Issuance of redeemable preferred stock..........
Accretion of preferred stock to redemption
 value..........................................                                $    (118,348)                      (118,348)
Net loss........................................                                   (1,466,877)                    (1,466,877)
                                                  ------------   ------------   -------------     --------      ------------
 Balance at December 31, 1996...................           755             --      (1,585,225)          --        (1,582,428)
Employee stock purchases........................           232                                                           859
Issuance of common stock........................         2,658                                                         9,845
Issuance of redeemable preferred stock..........
Dividends on preferred stock....................                                   (1,060,673)                    (1,060,673)
Accretion of preferred stock to redemption
 value..........................................                                     (957,592)                      (957,592)
Net loss........................................                                  (17,805,926)                   (17,805,926)
Currency translation adjustment.................                                                     1,806             1,806
Unrealized gain on marketable securities........                                                     7,274             7,274
                                                                                                                ------------
Comprehensive loss..............................                                                                 (17,796,846)
                                                  ------------   ------------   -------------     --------      ------------
 Balance at December 31, 1997...................         3,645             --     (21,409,416)       9,080       (21,386,835)
Employee stock purchases........................         1,312                                                         1,347
Repurchase of common stock......................           (40)                                                         (148)
Exchange of redeemable preferred stock for
 redeemable convertible preferred stock.........         8,893                                                            --
Issuance of redeemable convertible preferred
 stock..........................................
Dividends on preferred stock....................                                   (1,692,852)                    (1,692,852)
Accretion of preferred stock to redemption
 value..........................................                                   (2,266,051)                    (2,266,051)
Net loss........................................                                  (28,950,798)                   (28,950,798)
Currency translation adjustment.................                                                    31,562            31,562
Unrealized loss on marketable securities........                                                    (1,984)           (1,984)
                                                                                                                ------------
Comprehensive loss..............................                                                                 (28,921,220)
                                                  ------------   ------------   -------------     --------      ------------
   Balance at December 31, 1998.................        13,810             --     (54,319,117)      38,658       (54,265,759)

                            See accompanying notes.

                             THE MEDICINES COMPANY
                      (A COMPANY IN THE DEVELOPMENT STAGE)

                     CONSOLIDATED STATEMENTS OF REDEEMABLE
       PREFERRED STOCK AND STOCKHOLDERS' EQUITY (DEFICIT) -- (CONTINUED)

                                        REDEEMABLE           REDEEMABLE CONVERTIBLE
                                     PREFERRED STOCK             PREFERRED STOCK             COMMON STOCK        ADDITIONAL
                                  ----------------------   ---------------------------   --------------------     PAID-IN
                                  SHARES       AMOUNT        SHARES         AMOUNT         SHARES     AMOUNT      CAPITAL
                                  -------   ------------   -----------   -------------   ----------   -------   ------------
Repurchase of common stock......                                                            (56,378)      (56)           (21)
Dividends on preferred stock....                             1,468,729       5,351,178
Accretion of preferred stock to
 redemption value...............                                               541,765
Issuance of warrants associated
 with convertible notes.........                                                                                     325,355
Net loss........................
Currency translation
 adjustment.....................
Unrealized loss on marketable
 securities.....................
Comprehensive loss..............
                                  -------   ------------   -----------   -------------   ----------   -------   ------------
 Balance at December 31, 1999...       --             --    22,962,350      85,277,413      833,400       834        339,144
Repurchase of common stock......                                                            (22,205)      (22)
Employee Stock purchases........                                                            227,525       226        286,068
Issuance of redeemable
 convertible preferred stock....                             5,946,366      25,688,284
Accretion and dividend on
 preferred stock................                             1,751,241       4,898,537
Beneficial conversion of
 redeemable convertible
 preferred stock................                                                                                  25,444,299
Issuance of warrants associated
 with convertible notes.........                                                                                  18,789,805
Issuance of common stock through
 initial public offering........                                                          6,900,000     6,900    101,343,162
Conversion of preferred stock to
 common stock...................                           (30,659,957)   (115,864,234)  22,381,735    22,382    115,841,732
Deferred compensation expense
 associated with stock
 options........................                                                                                  17,279,612
Adjustments to deferred
 compensation for
 terminations...................                                                                                    (197,485)
Amortization of deferred
 compensation...................
Net loss........................
Currency translation
 adjustment.....................
Unrealized loss on marketable
 securities.....................
Comprehensive loss..............
                                  -------   ------------   -----------   -------------   ----------   -------   ------------
 Balance at December 31,
   2000.........................       --   $         --            --   $          --   30,320,455   $30,320   $279,126,337
                                  =======   ============   ===========   =============   ==========   =======   ============

                                                    DEFICIT
                                                  ACCUMULATED                        TOTAL
                                    DEFERRED      DURING THE     COMPREHENSIVE   STOCKHOLDERS'
                                     STOCK        DEVELOPMENT       INCOME          EQUITY
                                  COMPENSATION       STAGE          (LOSS)         (DEFICIT)
                                  ------------   -------------   -------------   -------------
Repurchase of common stock......                                                          (77)
Dividends on preferred stock....                    (5,351,251)                    (5,351,251)
Accretion of preferred stock to
 redemption value...............                      (541,765)                      (541,765)
Issuance of warrants associated
 with convertible notes.........                                                      325,355
Net loss........................                   (34,712,895)                   (34,712,895)
Currency translation
 adjustment.....................                                     (3,847)           (3,847)
Unrealized loss on marketable
 securities.....................                                     (7,416)           (7,416)
                                                                                 ------------
Comprehensive loss..............                                                  (34,724,158)
                                  ------------   -------------     --------      ------------
 Balance at December 31, 1999...           --      (94,925,028)      27,395       (94,557,655)
Repurchase of common stock......                                                          (22)
Employee Stock purchases........                                                      286,294
Issuance of redeemable
 convertible preferred stock....                                                           --
Accretion and dividend on
 preferred stock................                    (4,898,537)                    (4,898,537)
Beneficial conversion of
 redeemable convertible
 preferred stock................                   (25,444,299)                            --
Issuance of warrants associated
 with convertible notes.........                                                   18,789,805
Issuance of common stock through
 initial public offering........                                                  101,350,062
Conversion of preferred stock to
 common stock...................                                                  115,864,114
Deferred compensation expense
 associated with stock
 options........................  (17,279,612)                                             --
Adjustments to deferred
 compensation for
 terminations...................      197,485                                              --
Amortization of deferred
 compensation...................    3,726,433                                       3,726,433
Net loss........................                   (71,292,170)                   (71,292,170)
Currency translation
 adjustment.....................                                      5,141             5,141
Unrealized loss on marketable
 securities.....................                                    (34,482)          (34,482)
                                                                                 ------------
Comprehensive loss..............                                                  (71,321,511)
                                  ------------   -------------     --------      ------------
 Balance at December 31,
   2000.........................  $(13,355,694)  $(196,560,034)    $ (1,946)     $ 69,238,983
                                  ============   =============     ========      ============

                            See accompanying notes.

                             THE MEDICINES COMPANY
                      (A COMPANY IN THE DEVELOPMENT STAGE)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                 YEAR ENDED DECEMBER 31,                PERIOD JULY 31, 1996
                                       --------------------------------------------    (DATE OF INCEPTION) TO
                                           1998            1999            2000          DECEMBER 31, 2000
                                       ------------    ------------    ------------    ----------------------
Cash flows from operating activities:
  Net loss...........................  $(28,950,798)   $(34,712,895)   $(71,292,170)       $(154,228,514)
  Adjustments to reconcile net loss
    to net cash used in operating
    activities:
    Depreciation and amortization....        98,413         207,663         277,307              618,677
    Amortization of discount on
      convertible notes..............            --         101,674      19,013,486           19,115,160
    Amortization of deferred stock
      compensation...................            --              --       3,726,433            3,726,433
Loss on sales of fixed assets........            --              --          14,631               14,631
Changes in operating assets and
  liabilities:
  Accrued interest receivable........      (705,515)        690,290      (1,337,703)          (1,392,928)
  Inventory..........................            --                      (1,963,491)          (1,963,491)
  Prepaid expenses and other current
    assets...........................      (156,812)         39,141        (312,027)            (466,548)
  Other assets.......................      (152,165)         (3,349)        (82,391)            (250,629)
  Accounts payable...................       (31,864)      5,528,544      (1,823,602)           5,990,320
  Accrued expenses...................    (1,928,001)      1,258,366       5,708,535            9,386,636
                                       ------------    ------------    ------------        -------------
Net cash used in operating
  activities.........................   (31,826,742)    (26,890,566)    (48,070,992)        (119,450,253)
                                       ------------    ------------    ------------        -------------
Cash flows from investing activities:
  Purchases of marketable
    securities.......................   (29,861,162)             --     (51,098,901)        (111,144,188)
  Maturities and sales of marketable
    securities.......................    28,722,483      18,796,493       9,083,090           68,586,977
  Purchase of fixed assets...........      (357,103)       (258,788)       (834,160)          (1,604,226)
                                       ------------    ------------    ------------        -------------
Net cash provided by (used in)
  investing activities...............    (1,495,782)     18,537,705     (42,849,971)         (44,161,437)
                                       ------------    ------------    ------------        -------------
Cash flows from financing activities:
  Proceeds from issuance of
    convertible notes and warrants...            --       6,000,000      13,348,779           19,348,779
  Proceeds from issuance of preferred
    stock, net.......................    35,126,419              --       6,095,338           79,395,165
  Proceeds from issuance of common
    stock, net.......................         1,347              --     101,636,356          101,651,204
  Repurchases of common stock........          (148)            (77)            (22)                (247)
  Dividends paid in cash.............        (6,852)            (73)           (118)             (11,064)
                                       ------------    ------------    ------------        -------------
Net cash provided by financing
  activities.........................    35,120,766       5,999,850     121,080,333          200,383,837
Effect of exchange rate changes on
  cash...............................        29,928          (1,245)           (280)              30,209
                                       ------------    ------------    ------------        -------------
Increase (decrease) in cash and cash
  equivalents........................     1,828,170      (2,354,256)     30,159,090           36,802,356
Cash and cash equivalents at
  beginning of period................     7,169,352       8,997,522       6,643,266                   --
                                       ------------    ------------    ------------        -------------
Cash and cash equivalents at end of
  period.............................  $  8,997,522    $  6,643,266    $ 36,802,356        $  36,802,356
                                       ============    ============    ============        =============
Non-cash transactions:
  Dividends on preferred stock.......  $  1,686,000    $  5,351,178    $ 31,894,474        $  40,106,652
                                       ============    ============    ============        =============
Supplemental disclosure of cash flow
  information:
  Interest paid......................  $         --    $         --    $    255,781        $     285,016
                                       ============    ============    ============        =============

                            See accompanying notes.

                             THE MEDICINES COMPANY
                      (A COMPANY IN THE DEVELOPMENT STAGE)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 2000

1. NATURE OF BUSINESS

     The Medicines Company (the Company) was incorporated in Delaware on July 31, 1996. The Company is a pharmaceutical company engaged in the acquisition, development and commercialization of late-stage development drugs. The Company is a development-stage enterprise, as defined in Statement of Financial Accounting Standards No. 7, and has, since inception, been developing business plans, acquiring product rights, conducting initial commercialization activities, obtaining financing, performing research and development, conducting regulatory activities and recruiting and training personnel. In December 2000, The U.S. Food and Drug Administration (FDA) approved Angiomax(R) (bivalirudin), the Company's lead product, for use as an anticoagulant in patients with unstable angina undergoing percutaneous transluminal coronary angioplasty
(PTCA).

2. SIGNIFICANT ACCOUNTING POLICIES

  Basis of Presentation

     The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

  Use of Estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

  Risks and Uncertainties

     The Company is subject to risks common to companies in the pharmaceutical industry including, but not limited to, uncertainties related to regulatory approvals, dependence on key products, and protection of proprietary rights.

  Concentrations of Credit Risk

     Financial instruments that potentially subject the Company to concentration of credit risk include cash, cash equivalents and marketable securities. The Company believes it minimizes its exposure to potential concentrations of credit risk by placing investments in high-quality financial instruments. At December 31, 2000, approximately $23,300,000 of the cash and cash equivalents balance was invested in the Merrill Lynch Premier Institutional Fund, a no-load money market fund.

  Cash, Cash Equivalents and Marketable Securities

     The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents consist of investments in money market funds, corporate bonds and taxable auction securities. These investments are carried at cost, which approximates fair value.

     Marketable securities consist of securities with original maturities of greater than three months. The Company classifies its marketable securities as available-for-sale. Securities under this classification are recorded at fair market value and unrealized gains and losses are recorded as a separate component of stockholders' equity. The estimated fair value of the marketable securities is determined based on quoted market prices or rates for similar instruments. At December 31, 1999 and 2000, marketable securities

                             THE MEDICINES COMPANY
                      (A COMPANY IN THE DEVELOPMENT STAGE)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

consisted of investments in corporate bonds with maturities of less than one year and are summarized as follows:

                                                              UNREALIZED
                                                  COST        GAIN (LOSS)    FAIR VALUE
                                               -----------    -----------    -----------
December 31, 1999............................  $   541,400     $ (2,126)     $   539,274
December 31, 2000............................  $42,559,337     $(36,608)     $42,522,729

     There were no sales of available-for-sale securities during the years ended December 31, 1999 and 2000, although there were maturities of such securities as disclosed in the accompanying consolidated statement of cash flows.

     The Medicines Company currently holds a $3.0 million principal investment in Southern California Edison 5 7/8% bonds due January 15, 2001, which is accounted for in accordance with Statement of Financial Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." We classify these securities as available-for-sale and carry them at fair market value based on the quoted market price. We have exposure to market risk related to the fluctuation of the Southern California Edison bonds' price, which fluctuation has increased significantly as a result of events which occurred after December 31, 2000, including the non-payment of principal and interest on the bonds at maturity on January 15, 2001. At March 28, 2001, the value of the Company's investment in these Southern California Edison bonds had declined to approximately $2.5 million.

  Advertising Costs

     The Company expenses advertising costs as incurred. Advertising costs were approximately $1,491,000, $484,000 and $807,000 for the years ended December 31, 1998, 1999 and 2000, respectively.

  Inventory

     The Company records inventory upon the transfer of title from its vendor. Inventory is stated at the lower of cost or market with cost determined using a weighted average of actual costs. All costs associated with the manufacture of Angiomax bulk drug product and finished product to which title transferred to the Company prior to FDA approval of Angiomax was expensed as research and development. On December 15, 2000, the Company received FDA approval for Angiomax and any Angiomax bulk drug product to which the Company took title after that date is recorded as inventory.

  Fixed Assets

     Fixed assets are stated at cost. Depreciation is provided using the straight-line method based on estimated useful lives or, in the case of leasehold improvements, over the lesser of the useful lives or the lease terms.

  Stock-Based Compensation

     Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has elected to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25").

                             THE MEDICINES COMPANY
                      (A COMPANY IN THE DEVELOPMENT STAGE)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  Translation of Foreign Currencies

     The functional currencies of the Company's foreign subsidiaries are the local currencies; British pound sterling, Swiss franc and New Zealand dollar. The Company translates its foreign operations using a current exchange rate. In accordance with Statement of Financial Accounting Standards No. 52, assets and liabilities are exchanged using the current exchange rate as of the balance sheet date. Expenses and items of income are exchanged using a weighted average exchange rate over the period ended on the balance sheet date. Adjustments resulting from the translation of the financial statements of the Company's foreign subsidiaries into U.S. dollars are excluded from the determination of net loss and are accumulated in a separate component of stockholders' deficit. Foreign exchange transaction gains and losses are included in the results of operations and are not material to the Company's consolidated financial statements.

  Income Taxes

     Deferred tax assets and liabilities are determined based on differences between financial reporting and income tax bases of assets and liabilities, as well as net operating loss carryforwards, and are measured using the enacted tax rates and laws that will be in effect when the differences reverse. Deferred tax assets are reduced by a valuation allowance to reflect the uncertainty associated with ultimate realization.

  Comprehensive Income/(Loss)

     The Company reports comprehensive income/loss and its components in accordance with the provisions of SFAS No. 130, "Reporting Comprehensive Income." Comprehensive income/loss includes all changes in equity for cumulative translations adjustments resulting from the consolidation of foreign subsidiaries' financial statements and unrealized gains and losses on available-for-sale securities.

  Recent Accounting Pronouncements

     In December 1999, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin 101, "Revenue Recognition in Financial Statements" (SAB
101), which provides guidance related to revenue recognition based on interpretations and practices followed by the SEC. SAB 101, as amended, is effective beginning the fourth quarter of calendar fiscal years beginning after December 15, 1999 and requires companies to report any changes in revenue recognition as a cumulative change in accounting principle at the time of implementation. Adoption of SAB 101 did not have a material impact on the Company's financial position or results of operations, since the Company has no revenues to date.

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The effective date of this statement was deferred to fiscal years beginning after June 15, 2000 by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of SFAS No. 133." The adoption of this new standard is not expected to have a material impact on the Company's financial condition or results of operations.

  Net Loss Per Share

     Basic net loss per share is computed using the weighted average number of shares of common stock outstanding during the period reduced, where applicable, for outstanding, yet unvested, shares. Diluted net loss per share includes the effect of stock options, warrants and redeemable convertible preferred stock and convertible notes outstanding during the period, if dilutive. Since the Company has a net loss for all periods presented, the effect of all potentially dilutive securities is antidilutive. Accordingly, basic and diluted net loss per share are the same.

                             THE MEDICINES COMPANY
                      (A COMPANY IN THE DEVELOPMENT STAGE)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  Unaudited Pro Forma Net Loss Per Share

     Unaudited pro forma net loss per share is computed using the weighted average number of common shares outstanding, including the pro forma effects of automatic conversion of all outstanding redeemable convertible preferred stock and accrued dividends and convertible notes and accrued interest through each balance sheet date into shares of the Company's common stock effective upon the closing of the Company's initial public offering, as if such conversion had occurred at the date of original issuance.

  Segments

     The Company is a development stage company focused on the acquisition, development and commercialization of late-stage development drugs. The Company has license rights to three potential products, Angiomax, CTV-05 and IS-159. The Company manages its business and operations as one segment. There are no revenues to date for any potential products and the Company's assets are not identifiable to its three potential products.

3. MANAGEMENT'S PLANS AND FINANCING

     The Company is a development stage company and has incurred substantial losses since inception. To date, the Company has funded its operations through the issuance of debt and equity. The Company expects to continue to expend substantial amounts for continued product research, development and initial commercialization activities for the foreseeable future and management's plans with respect to funding this development are to secure additional equity, if possible, and to secure collaborative partnering arrangements that will provide available cash funding for operations.

     Should additional equity financing or collaborative partnering arrangements be unavailable to the Company, management will restrict certain of the Company's planned activities and operations, as necessary, to sustain operations and conserve cash resources.

4. FIXED ASSETS

     Fixed assets consist of the following:

                                                                      DECEMBER 31,
                                                  ESTIMATED      -----------------------
                                                 LIFE (YEARS)      1999          2000
                                                 ------------    ---------    ----------
Furniture, fixtures and equipment..............       3          $ 323,685    $  547,748
Computer hardware and software.................       3            213,376       728,333
Leasehold improvements.........................       5            216,064       243,060
                                                                 ---------    ----------
                                                                   753,125     1,519,141
Less: Accumulated depreciation.................                   (323,064)     (553,309)
                                                                 ---------    ----------
                                                                 $ 430,061    $  965,832
                                                                 =========    ==========

     Depreciation expense was approximately $98,000, $208,000 and $277,000 for the years ended December 31, 1998, 1999 and 2000, respectively.

                             THE MEDICINES COMPANY
                      (A COMPANY IN THE DEVELOPMENT STAGE)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

5. ACCRUED EXPENSES

     Accrued expenses consist of the following at December 31:

                                                                 1999          2000
                                                              ----------    ----------
Development services........................................  $3,283,767    $5,998,117
Other.......................................................     396,526     3,138,817
                                                              ----------    ----------
                                                              $3,680,293    $9,136,934
                                                              ==========    ==========

6. CONVERTIBLE NOTES

In October 1999, the Company issued $6,000,000 of 8% Convertible Notes ("the Notes") and 1,013,877 Common Stock Purchase Warrants ("the Warrants") to existing investors, raising proceeds of $6,000,000. The Notes were redeemable on January 15, 2001 and pay interest semi-annually at a rate of 8% per annum. The Notes were convertible into shares of stock of the Company upon a subsequent sale of stock of the Company provided that such sale resulted in aggregate gross proceeds of at least $6,000,000. The Notes were convertible into a number of shares of stock determined by dividing the outstanding principal and interest on the date of the subsequent sale by the price per share of such sale. Each Warrant provides the holder with the right to purchase one share of Common Stock of the Company at a price of $5.92 per share at any time prior to October 19, 2004. The exercise price and the number of shares underlying the Warrants could be adjusted in certain circumstances related to future issuances of capital stock. The Company recorded $325,355 as the fair value of the Warrants using the Black-Scholes method and the estimated fair value of the Company's Common Stock on the date of the issuance of warrants, and $5,674,645 as the value of the Notes on the issuance date. The discount on the Notes was amortized to interest expense over the expected term of the Notes, which the Company anticipated to be to June 2000. Since the Notes were issued in October 1999, the carrying amount approximates their fair value at December 31, 1999. Upon completion of the Company's sale of Series IV Preferred Stock in May 2000, the principal and accrued interest on the Notes was converted into 1,393,909 shares of Series IV Preferred Stock.

In March 2000, the Company issued $13,348,779 of 8% Convertible Notes ("the Notes") and 2,255,687 Common Stock Purchase Warrants ("the Warrants") to current stockholders, raising proceeds of $13,348,779. The Notes were redeemable on January 15, 2001 and accrue interest semi-annually at a rate of 8% per annum. The Notes were convertible into shares of stock of the Company upon a subsequent private sale of stock of the Company provided that such sale results in aggregate gross proceeds of at least $6,000,000. The Notes were convertible into a number of shares of stock determined by dividing the outstanding principal and interest on the date of the subsequent sale by the price per share of such sale. Each Warrant provides the holder with the right to purchase one share of Common Stock of the Company at a price of $5.92 per share at any time prior to March 2005. The exercise price and the number of shares underlying the Warrants could be adjusted in certain circumstances related to future issuances of stock. The Company recorded approximately $18,800,000 as the value of the Warrants using the Black-Scholes method and the estimated fair value of the Company's common stock on the date of the issuance of the warrants. The discount on the Notes was amortized over the expected term of the Notes, which the Company anticipated to be to June 2000. For the year ended December 31, 2000, amortization of the discount was approximately $18,800,000 and is included with the interest expense in the accompanying financial statements. Upon completion of the Company's sale of Series IV Preferred Stock in May 2000, the principal and accrued interest on the Notes was converted into 3,141,457 shares of Series IV Preferred Stock.

                             THE MEDICINES COMPANY
                      (A COMPANY IN THE DEVELOPMENT STAGE)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

7. REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY

On June 29, 2000, the Company's Board of Directors approved a reverse split of
 .73 shares for every one share of common stock then outstanding. The reverse stock split became effective on August 4, 2000. The accompanying financial statements and footnotes, including all share and per share amounts, reflect the reverse stock split.

  Series I, Series II, Series III and Series IV Redeemable Convertible Preferred Stock

During 1999 and 2000, the Company had designated four series of redeemable convertible preferred stock. A summary of the Series I, Series II, Series III and Series IV Redeemable Convertible Preferred Stock is as follows.

                                                                     DECEMBER 31,
                                                              --------------------------
                                                                 1999           2000
                                                              -----------    -----------
Series I, $1 par value, 3,550,000 shares authorized at
  December 31, 1999 and none at December 31, 2000, 2,678,005 shares and none issued and outstanding as of December 31,
  1999 and 2000, respectively ($5,512,225 liquidation value
  at December 31, 1999 and $0 at December 31, 2000).........  $ 5,512,225    $        --
Series II, $1 par value, 15,850,000 shares authorized at
  December 31, 1999 and none at December 31, 2000,
  11,290,928 shares and none issued and outstanding as of
  December 31, 1999 and 2000, respectively ($40,670,864
  liquidation value at December 31, 1999 and $0 at December
  31, 2000).................................................   40,670,864             --
Series III, $1 par value, 12,150,000 shares authorized at
  December 31, 1999 and none at December 31, 2000, 8,993,417 shares and none issued and outstanding as of December 31,
  1999 and 2000, respectively ($39,984,732 liquidation value
  at December 31, 1999 and $0 at December 31, 2000).........   39,094,324             --
Series IV, $1 par value, 12,150,000 shares authorized during
  December 31, 2000 and none at December 31, 1999, none
  issued and outstanding as of December 31, 2000............           --             --
                                                              -----------    -----------
          Total.............................................  $85,277,413    $        --
                                                              ===========    ===========

In August 1998, the Company executed an agreement (the "Exchange Agreement") under which 8,892,912 shares of common stock and 41,992 shares of Series A Redeemable Preferred Stock were exchanged for 2,506,000 shares of Series I Redeemable Convertible Preferred Stock and 10,565,714 shares of Series II Redeemable Convertible Preferred Stock. Holders of Series A Redeemable Preferred Stock were entitled to receive preferential cumulative annual dividends payable in additional shares of Series A Redeemable Preferred Stock at the rate of 7% per annum of the stated value. Prior to the Exchange Agreement, dividends earned from January 1, 1998 through the date of the Exchange Agreement were paid to the holders of Series A Redeemable Preferred Stock. During 1997, certain preferred shareholders waived their right to a portion of earned dividends and the Company paid agreed-upon amounts through December 31, 1997. To the extent that all or any part of the Stock would have resulted in the issuance of a fractional share of the Series A Preferred stock, the amount of such fraction, multiplied by the stated value, was paid in cash.

On May 17, 2000, the Company issued 1,411,000 shares of Series IV Redeemable Convertible Preferred Stock for net proceeds of $6,095,520. In addition, on May 17, 2000, the convertible notes and accrued interest were converted into 4,535,366 shares of Series IV Redeemable convertible Preferred Stock. The Series IV preferred stock carries terms and conditions similar to the Series I, II, III preferred stock. The Series IV preferred stock was convertible into common stock at a 1-for-0.73 conversion rate and automatically converted upon the closing of the sale of shares of common stock in an underwritten public offering. The Series IV Redeemable Convertible Preferred Stock issued on May 17, 2000 contained a beneficial conversion feature

                             THE MEDICINES COMPANY
                      (A COMPANY IN THE DEVELOPMENT STAGE)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

based on the estimated fair market value of common stock into which it is convertible. In accordance with EITF 98-5, the total amount of such beneficial conversion is approximately $25,450,000. The beneficial conversion is analogous to a dividend and was recognized during 2000 when issued. Simultaneously with the closing of the Company's initial public offering, 30,659,957 shares of Redeemable Convertible Preferred Stock then outstanding (including accrued dividends for the period August 1, 2000 to August 11, 2000) were converted into 22,381,735 shares of common stock.

     A summary of the rights, preferences and privileges of the Series I, Series II, Series III and Series IV Redeemable Convertible Preferred Stock ("Series Preferred Stock") is as follows:

          Dividends. The holders of each series of Series Preferred Stock are entitled to receive, prior to any distribution to the holders of Common Stock, preferential cumulative dividends payable in additional shares of such series of Series Preferred Stock at a rate of 7% per share per annum of the liquidation value of such series of Series Preferred Stock. Such dividends were paid annually commencing on July 31, 1999.

          Liquidation. In the event of any liquidation, dissolution or winding up of the Company (either voluntary or involuntary), the holders of Series Preferred Stock are entitled to receive, out of the assets of the Company available for distribution to its stockholders, a per share amount equal to $2.00 per share in the case of the Series I Preferred Stock, $3.50 per share in the case of the Series II Preferred Stock and $4.32 in the case of the Series III and Series IV Preferred Stock, plus any accrued but unpaid dividends (the liquidation value). These distributions will be made prior to any distributions to other stockholders. Any amounts remaining after making such distributions will be distributed to the holders of Common Stock and Series Preferred Stock on parity with each other. If the remaining assets of the Company available for distribution to its stockholders are insufficient to pay all of the holders of Series Preferred Stock, distributions will be made first to the Series IV Preferred Stockholders, then to Series III Preferred Stockholders and then to the Series I and II Preferred Stockholders on a pro-rata basis.

          Conversion. Holders of shares of Series Preferred Stock have the right to convert their shares at any time into shares of Common Stock. The conversion rate for each series of Series Preferred Stock is 0.73-for-1. The conversion rate for each series of Series Preferred Stock is subject
     (i) to proportional adjustments for splits, reverse splits, recapitalizations, etc., and (ii) to formula-weighted average adjustments in the event that the Company issues additional shares of Common Stock or securities convertible into or exercisable for Common Stock at a purchase price less than the applicable conversion price then in effect, other than the issuance of shares to directors, officers, employees and consultants pursuant to stock plans approved by the Board of Directors and certain other exceptions. Each share of Series Preferred Stock will be automatically converted into shares of Common Stock upon the closing of the sale of shares of Common Stock at a price of at least $8.90 per share (subject to appropriate adjustment for stock dividends, stock splits, combinations and other similar recapitalizations affecting such shares) in an underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, resulting in at least $15,000,000 of gross proceeds to the Company.

          Redemption. The Company will redeem the outstanding shares of Series Preferred Stock in three equal annual installments commencing July 31, 2002 at a price equal to the liquidation value of such shares.

          Voting. Generally, holders of shares of Series Preferred Stock vote on all matters, including the election of directors, with the holders of shares of Common Stock on an as-converted basis, except where a class vote is required by law.

                             THE MEDICINES COMPANY
                      (A COMPANY IN THE DEVELOPMENT STAGE)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

          Accretion. Series Preferred Stock is accreted to its redemption value to recognize issuance costs over the period from issuance to redemption using the interest method and to reflect accrued but unpaid dividends.

  Common Stock

     Common Stockholders are entitled to one vote per share and dividends when declared by the Board of Directors, subject to the preferential rights of preferred stockholders.

     Upon the completion of its Initial Public Offering ("IPO") on August 11, 2000, the Company sold 6,000,000 shares of its common stock at a price of $16.00 per share. In addition, on September 8, 2000, the underwriters of the IPO exercised their over-allotment option and purchased an additional 900,000 shares of common stock at a price of $16.00 per share. The company received proceeds of approximately $101.4 million, net of underwriting discounts and commissions, and expenses. Simultaneously with the closing of the IPO, 30,659,957 shares of Redeemable Convertible Preferred Stock then outstanding (including accrued dividends for the period August 1, 2000 to August 11, 2000) were converted into 22,381,735 shares of common stock.

     During 1996, 1997 and 1998, certain employees of the Company purchased 335,800, 627,070 and 32,850 shares of common stock, respectively, for $0.001 per share. These shares are subject to restriction and vesting agreements that limit transferability and allow the Company to repurchase unvested shares at the original purchase price. The shares vest ratably over a four-year period that generally begins on each employee's hire date. During 1998, 1999 and 2000, the Company repurchased 107,979, 56,378 and 22,205 shares, respectively, of unvested common stock for $0.001 per share. There were 62,722 shares of common stock unvested at December 31, 2000.

  Stock Plans

     In April 1998, the Company adopted the 1998 Stock Incentive Plan (the "Plan"), which provides for the grant of stock options, restricted stock and other stock-based awards to employees, directors and consultants. The plan allows for the issuance of up to 1,083,259 shares of common stock through April 2008. The Board of Directors determines the term of each option, the option price, the number of shares for which each option is granted and the rate at which each option is exercisable. During 1999, the Board of Directors amended all outstanding grants to allow holders the opportunity to exercise options prior to vesting. Exercised options that are unvested are subject to repurchase by the Company at the original exercise price. Options granted under the plan generally vest in increments over four years.

     In January 2000, the Board of Directors approved an amendment to the Plan to increase the number of shares available under the Plan to 1,448,259. In May 2000, the Board of Directors approved an amendment to the Plan to increase the number of shares available under the Plan to 4,368,259. In addition, the Board of Directors also approved the 2000 Employee Stock Purchase Plan which provides for the issuance of up to 255,500 shares of common stock to participating employees and the 2000 Directors Stock Option Plan which provides for the issuance of up to 250,000 shares of common stock to the Company's directors. Both the 2000 Employee Stock Purchase Plan and the 2000 Directors Stock Option Plan have received stockholder approval.

     Prior to the Company's initial public offering, the Board of Directors of the company determined the fair value of the Company's common stock in its good faith judgment at each option grant date for grants under the Plan considering a number of factors including the financial and operating performance of the company, recent transactions in the Company's common and preferred stock, if any, the values of similarly situated companies and the lack of marketability of the company's common stock. Following the Company's initial public offering, the fair value is determined based on the traded value of the Company's common stock.

                             THE MEDICINES COMPANY
                      (A COMPANY IN THE DEVELOPMENT STAGE)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     During the period January 1, 2000 to September 31, 2000, the Company issued 2,273,624 options at exercise prices below the estimated fair value of the Company's common stock as of the date of grant of such options based on the price of the Company's common stock in connection with the Company's initial public offering. The total deferred compensation associated with these options is approximately $17.3 million. Included in the results of operations for the year ended December 31, 2000 is compensation expense of approximately $3.7 million associated with such options.

     The Company has elected to follow APB 25 in accounting for its stock options granted to employees because the alternative fair value accounting provided for under SFAS 123, requires the use of option valuation models that were not developed for use in valuing employee stock options. Because the exercise price of the Company's stock options generally equals the market price of the underlying stock on the date of grant, no compensation is recognized under APB 25. Had compensation costs for the Plan been determined based on the fair value at the grant dates as calculated in accordance with SFAS 123, the Company's net loss for the year ended December 31, 1999 and 2000 would have been increased to the pro forma amounts indicated below.

                                                              YEARS ENDED DECEMBER 31,
                                                     ------------------------------------------
                                                        1998           1999            2000
                                                     -----------    -----------    ------------
Net loss attributable to common stockholders -- As
  reported.........................................  $32,909,701    $40,605,911    $101,635,158
Net loss attributable to common stockholders -- Pro
  forma............................................  $32,965,764    $40,771,828    $106,150,604
Net loss per share attributable to common
  stockholders -- As reported......................  $     (6.03)   $    (80.08)   $      (8.43)
Net loss per share attributable to common
  stockholders -- Pro forma........................  $     (6.04)   $    (80.41)   $      (8.80)

     The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

                                                         YEARS ENDED DECEMBER 31,
                                                  --------------------------------------
                                                     1998          1999          2000
                                                  ----------    ----------    ----------
Expected dividend yield.........................           0%            0%            0%
Expected stock price volatility.................          70%           70%           70%
Risk-free interest rate.........................        4.70%         5.45%         6.32%
Expected option term............................  3.38 years    3.30 years    3.35 years

                             THE MEDICINES COMPANY
                      (A COMPANY IN THE DEVELOPMENT STAGE)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     A summary of stock option activity under the 1998 Stock Incentive Plan and the 2000 Directors Stock Option Plan are as follows:

                                                           NUMBER OF    WEIGHTED AVERAGE
                                                            SHARES       EXERCISE PRICE
                                                           ---------    ----------------
Outstanding, December 31, 1997...........................         --         $  --
Granted..................................................    734,745          1.11
Exercised................................................     (2,037)         0.64
Canceled.................................................    (27,437)         0.88
                                                           ---------         -----
Outstanding, December 31, 1998...........................    705,271          1.12
Granted..................................................    239,075          1.23
Canceled.................................................   (175,380)         1.05
                                                           ---------         -----
Outstanding, December 31, 1999...........................    768,966          1.16
Granted..................................................  3,080,424          9.80
Exercised................................................   (227,523)         1.26
Canceled.................................................   (406,713)         1.22
                                                           ---------         -----
Outstanding, December 31, 2000...........................  3,215,154         $9.43
                                                           =========         =====
Available for future grant at December 31, 2000..........  1,173,545
                                                           =========

     The weighted average per share fair value of options granted during 1998, 1999 and 2000 was $0.55, $0.62 and $10.34, respectively. The weighted average fair value and exercise price of options granted during 2000 which were granted with exercise prices below the fair market value were $9.35 and $4.68, respectively. The weighted average fair value and exercise price of options granted during 2000 which were granted with exercise prices equal to the fair market value were $13.19 and $24.96, respectively.

     The following table summarizes information about stock options from the 1998 Stock Incentive Plan and the 2000 Directors Stock Option Plan outstanding at December 31, 2000:

                           OPTIONS OUTSTANDING
                  -------------------------------------       OPTIONS VESTED
                                  WEIGHTED                ----------------------
                                  AVERAGE      WEIGHTED                 WEIGHTED
                    NUMBER       REMAINING     AVERAGE      NUMBER      AVERAGE
RANGE OF          OUTSTANDING   CONTRACTUAL    EXERCISE   OUTSTANDING   EXERCISE
EXERCISE PRICES   AT 12/31/00   LIFE (YEARS)    PRICE     AT 12/31/00    PRICE
---------------   -----------   ------------   --------   -----------   --------
$ 0.69 -- $ 3.08     911,673        8.72        $ 1.63      363,052      $1.46
$ 4.79 -- $ 4.79     850,450        9.39        $ 4.79      115,582      $4.79
$ 5.92 -- $12.00     631,231        9.52        $ 6.69        3,815      $5.92
$19.88 -- $24.00     183,750        9.85        $22.76           --         --
$24.13 -- $30.63     638,050        9.93        $25.60           --         --
                   ---------        ----        ------      -------      -----
                   3,215,154        9.36        $ 9.43      482,449      $2.29
                   =========        ====        ======      =======      =====

  Common Stock Reserved for Future Issuance

     At December 31, 2000, there were 7,913,763 shares of common stock reserved for future issuance under the Employee Stock Purchase Plan, for conversion of the Common Stock Warrants and for grants made under the 1998 Stock Incentive Plan and the 2000 Director Stock Option Plan.

                             THE MEDICINES COMPANY
                      (A COMPANY IN THE DEVELOPMENT STAGE)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

8. NET LOSS AND UNAUDITED PRO FORMA NET LOSS PER SHARE

     The following table sets forth the computation of basic and diluted, and unaudited pro forma basic and diluted net loss per share for the respective periods. The unaudited pro forma basic and diluted net loss per share gives effect to the conversion of the redeemable convertible preferred stock and the convertible notes and accrued interest as if converted at the date of original issuance.

                                                             YEAR ENDED DECEMBER 31,
                                                  ---------------------------------------------
                                                      1998            1999            2000
                                                  ------------    ------------    -------------
Basic and Diluted
Net loss........................................  $(28,950,798)   $(34,712,895)   $ (71,292,170)
Dividends and accretion on redeemable
  convertible preferred stock...................    (3,958,903)     (5,893,016)     (30,342,988)
                                                  ------------    ------------    -------------
Net loss attributable to common stockholders....  $(32,909,701)   $(40,605,911)   $(101,635,158)
                                                  ============    ============    =============
Weighted average common shares outstanding......     6,075,948         850,238       12,225,537
Less: unvested restricted common shares
  outstanding...................................      (621,295)       (343,173)        (166,262)
                                                  ------------    ------------    -------------
Weighted average common shares used to compute
  net loss per share............................     5,454,653         507,065       12,059,275
                                                  ============    ============    =============
Basic and diluted net loss per share............  $      (6.03)   $     (80.08)   $       (8.43)
                                                  ============    ============    =============
Unaudited Pro forma basic and diluted
     Net loss...................................                  $(34,712,895)   $ (71,292,170)
Interest expense on convertible notes...........                       197,455       19,390,414
                                                                  ------------    -------------
Net loss used to compute pro forma net loss per
  share.........................................                  $(34,515,440)   $ (51,901,756)
                                                                  ============    =============
Weighted average common shares used to compute
  net loss per share............................                       507,065       12,059,275
Weighted average number of common shares
  assuming the conversion of all redeemable
  convertible preferred stock and convertible
  notes and accrued interest at the date of
  original issuance.............................                    17,292,811       12,659,800
                                                                  ------------    -------------
Weighted average common shares used to compute
  pro forma net loss per share..................                    17,799,876       24,719,075
                                                                  ============    =============
Unaudited pro forma basic and diluted net loss
  per share.....................................                  $      (1.94)   $       (2.10)
                                                                  ============    =============

     Options to purchase 768,966 and 3,215,154 shares of common stock have not been included in the computation of diluted net loss per share for the years ended December 31, 1999 and 2000, respectively, as their effects would have been antidilutive. Warrants to purchase 1,013,877 and 3,269,564 shares of common stock were excluded from the computation of diluted net loss per share for the year ended December 31, 1999 and 2000, respectively, as their effect would be antidilutive.

                             THE MEDICINES COMPANY
                      (A COMPANY IN THE DEVELOPMENT STAGE)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

9. INCOME TAXES

     The significant components of the Company's deferred tax assets are as follows:

                                                                  DECEMBER 31,
                                                          ----------------------------
                                                              1999            2000
                                                          ------------    ------------
Deferred tax assets:
  Net operating loss carryforwards......................  $ 30,864,000    $ 48,494,000
  Research and development credit.......................     2,074,000       3,576,000
  Intangible assets.....................................     1,139,000       1,233,000
  Other.................................................        36,000          86,000
                                                          ------------    ------------
                                                            34,113,000      53,389,000
Valuation allowance.....................................   (34,113,000)    (53,389,000)
                                                          ------------    ------------
Net deferred tax assets.................................  $         --    $         --
                                                          ============    ============

     The Company has increased its valuation allowance by $19,276,000 in 2000 to provide a full valuation allowance for deferred tax assets since the realization of these future benefits is not considered more likely than not. The amount of the deferred tax asset considered realizable is subject to change based on estimates of future taxable income during the carryforward period. If the Company achieves profitability, these deferred tax assets would be available to offset future income taxes. The future utilization of net operating losses and credits may be subject to limitation based upon changes in ownership under the rules of the Internal Revenue Code. The Company will assess the need for the valuation allowance at each balance sheet date based on all available evidence.

     At December 31, 2000, the Company had federal net operating loss carryforwards available to reduce taxable income, and federal research and development tax credit carryforwards available to reduce future tax liabilities, which expire as follows:

                                                                           FEDERAL RESEARCH
                                                          FEDERAL NET      AND DEVELOPMENT
                                                         OPERATING LOSS       TAX CREDIT
YEAR OF EXPIRATION                                       CARRYFORWARDS      CARRYFORWARDS
------------------                                       --------------    ----------------
2011...................................................   $    930,000        $   22,000
2012...................................................     15,260,000           527,000
2018...................................................     27,876,000           425,000
2019...................................................     33,802,000         1,002,000
2020...................................................     44,282,000         1,300,000
                                                          ------------        ----------
                                                          $122,150,000        $3,276,000
                                                          ============        ==========

     For state purposes, net operating loss carryforwards of approximately $116,042,000 expire in the years 2001 through 2004. State research and development tax credit carryforwards are approximately $300,000.

10. LICENSE AGREEMENTS

  Angiomax

     In March 1997, the Company entered into an agreement with Biogen, Inc. for the license of the anticoagulant pharmaceutical, bivalirudin (now known as Angiomax). Under the terms of the agreement, the Company acquired exclusive worldwide rights to the technology, patents, trademarks, inventories and know-how related to Angiomax. In exchange for the license, the Company paid $2 million on the closing date and is

                             THE MEDICINES COMPANY
                      (A COMPANY IN THE DEVELOPMENT STAGE)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

obligated to pay up to an additional $8 million upon reaching certain Angiomax sales milestones, including the first commercial sale of Angiomax for the treatment of AMI in the United States and Europe. In addition, the Company shall pay royalties on future sales of Angiomax and on any sublicense royalties earned until the later of (1) 12 years after the date of the first commercial sale of the product in a country or (2) the date in which the product or its manufacture, use or sale is no longer covered by a valid claim of the licensed patent right in such country. The agreement also stipulates that the Company use commercially reasonable efforts to meet certain milestones related to the development and commercialization of Angiomax, including expending at least $20 million for certain development and commercialization activities, which we met in 1998. The license and rights under the agreement remain in force until our obligation to pay royalties ceases. Either party may terminate for material breach, and the Company may terminate the agreement for any reason upon 90 days prior written notice. During December 2000, the Company received approval from the U.S. Food and Drug Administration (FDA) for the sale of Angiomax for certain indications.

  CTV-05

     In August 1999, the Company entered into an agreement with Gynelogix, Inc. for the license of the biotherapeutic agent CTV-05, a strain of human lactobacillus currently under clinical investigation for applications in the areas of urogenital and reproductive health. Under the terms of the agreement, the Company acquired exclusive worldwide rights to the patents and know-how related to CTV-05. In exchange for the license, the Company has paid $400,000 and is obligated to pay an additional $100,000 upon reaching certain development and regulatory milestones and to fund agreed-upon operational costs of Gynelogix related to the development of CTV-05 on a monthly basis subject to a limitation of $50,000 per month. In addition, the Company is obligated to pay royalties on future sales of CTV-05 and on any sublicense royalties earned until the date on which the product is no longer covered by a valid claim of the licensed patent rights in a country. The agreement also stipulates that the Company must use commercially reasonable efforts in pursuing the development, commercialization and marketing of CTV-05 to maintain the license. The license and rights under the agreement remain in force until our obligation to pay royalties ceases. Either party may terminate the agreement for material breach, and may terminate the agreement for any reason upon 60 days prior written notice.

  IS-159

     In July 1998, the Company entered into an agreement with Immunotech S.A. for the license of the pharmaceutical IS-159 for the treatment of acute migraine headache. Under the terms of the agreement, the Company acquired exclusive worldwide rights to the patents and know-how related to IS-159. In exchange for the license, the Company paid $1 million on the closing date and is obligated to pay up to an additional $4.5 million upon reaching certain development and regulatory milestones. In addition, the Company shall pay royalties on future sales of IS-159 and on any sublicense royalties earned until the date on which the product is no longer covered by a valid claim of the licensed patent rights in a country. The agreement also stipulates that the Company must use commercially reasonable efforts in pursuing the development, commercialization and marketing of IS-159 and meet certain development and regulatory milestones to maintain the license. The licenses and rights under the agreement remain in force until the company's obligation to pay royalties ceases. Either party may terminate the agreement for material breach, and the Company may terminate the agreement for any reason upon 60 days prior written notice.

                             THE MEDICINES COMPANY
                      (A COMPANY IN THE DEVELOPMENT STAGE)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

11. STRATEGIC ALLIANCES

  UCB

     In December 1999, the Company entered into a commercial supply agreement with UCB-Bioproducts S.A. ("UCB") to develop and supply Angiomax bulk drug substance. Under the terms of the agreement, UCB Bioproducts is also responsible for developing the Chemilog process in coordination with the Company and obtaining regulatory approval for use of the process. The Company has agreed to partially fund UCB Bioproducts' development activities. The funding is due upon the completion by UCB Bioproducts of development milestones. If UCB Bioproducts successfully completes each of these development milestones, the Company anticipates total development funding to be approximately $9.1 million. During 1999 and 2000, expenses incurred for such services were approximately $811,000 and $560,000, respectively, of which approximately $469,000 and $789,000 was recorded in accounts payable and accrued expenses at December 31, 1999 and 2000, respectively. In addition, the Company has agreed to purchase Angiomax bulk drug product exclusively from UCB Bioproducts at agreed upon prices for a period of seven years from the date of the first commercial sale of Angiomax produced under the Chemilog process. Following the expiration of the agreement, or if the Company terminates the agreement prior to its expiration, UCB Bioproducts will transfer the development technology to the Company. If the Company engages a third party to manufacture Angiomax using this technology, the Company will be obligated to pay UCB Bioproducts a royalty based on the amount paid by the Company to the third-party manufacturer.

     During 1999, the Company placed an order with UCB Bioproducts for the manufacture of Angiomax bulk drug product. Manufacture of $14.2 million of this material was completed in 2000, of which $12.2 million was expensed during the period. All costs associated with the manufacture of Angiomax bulk drug product and finished products to which title was transferred to the Company prior to the date of FDA approval of Angiomax were expensed as research and development. The Company recorded Angiomax bulk drug product to which title transferred after the date of FDA approval of Angiomax as inventory. In November 2000, the Company placed additional orders with UCB Bioproducts for the manufacture of Angiomax bulk drug product. Under the terms of these orders, the Company is scheduled to take title to material and become obligated to make payments totaling approximately $24.0 million in fiscal 2001 and early fiscal 2002.

  Lonza

     In September 1997, the Company entered into an agreement with Lonza AG ("Lonza") for the development of a new commercial manufacturing process for an advanced intermediate compound used in the manufacturing of Angiomax ("Angiomax intermediate"). In November 1998, the Company entered into an additional agreement with Lonza for the engineering, procurement and installation of equipment for the initial manufacturing of the Angiomax intermediate using the new process. The agreement also contemplated the purchase of the Angiomax intermediate from Lonza at specified prices for an anticipated two-year period following initial production and stipulated the basic principles of a long-term commercial supply contract. In January 2000, the Company notified Lonza of its intention to terminate the agreement. As a result of the termination, the Company retained certain ownership rights to intellectual property and was responsible for reimbursement of all costs incurred under the terms of the agreement through the date of notice. Approximately $1,572,000 was recorded in accounts payable and accrued expenses at December 31, 1999. There was no outstanding obligation to Lonza at December 31, 2000.

  PharmaBio

     In August 1996, the Company entered into a strategic alliance with one of its stockholders, PharmaBio Development Inc. ("PharmaBio"), a wholly owned subsidiary of Quintiles Transnational Corporation ("Quintiles"). Under the terms of the strategic alliance agreement, PharmaBio and any of its affiliates who

                             THE MEDICINES COMPANY
                      (A COMPANY IN THE DEVELOPMENT STAGE)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

work on the Company's projects will, at no cost to the Company, review and evaluate, jointly with the Company, development programs designed by the Company related to potential or actual product acquisitions. The purpose of this collaboration is to optimize the duration, cost, specifications and quality aspects of such programs. PharmaBio and its affiliates have also agreed to perform other services with respect to our products, including clinical and non-clinical development services, project management, project implementation, pharmacoeconomic services, regulatory affairs and post marketing surveillance services and statistical, statistical programming, data processing and data management services pursuant to work orders agreed to by the Company and PharmaBio from time to time. Through December 31, 2000, the Company has entered in approximately 40 work orders with PharmaBio and has paid PharmaBio a total of $10.9 million. During 1998, 1999 and 2000, expenses incurred for such services were approximately $1.7 million, $3.7 million and $2.3 million, respectively, of which approximately $1.2 million and $813,000 was recorded in accounts payable and accrued expenses at December 31, 1999 and 2000, respectively. At December 31, 2000, the Company had open orders with PharmaBio for such services that reflect estimated aggregate future payments of approximately $3.4 million.

  Innovex

     In January 1997, the Company entered into a consulting agreement with Innovex, Inc. ("Innovex"), a subsidiary of Quintiles, which was subsequently superceded by a consulting agreement executed with Innovex in December 1998. Pursuant to the terms of the agreement, Innovex provides the Company with consulting services with respect to pharmaceutical marketing and sales. Since December 1997, the Company has also entered into various clinical services agreements with Innovex pursuant to which Innovex has provided project management, clinical monitoring, site management, medical monitoring, regulatory affairs, data management and quality assurance services with respect to clinical trials of Angiomax. None of the clinical services agreements is currently outstanding. Through December 31, 2000 the Company has paid Innovex $1.8 million under these agreements.

     In December 2000, the Company signed a master services agreement and a work order with Innovex under which Innovex agreed to provide contract sales, marketing and commercialization services relating to Angiomax. Under the master services agreement, Innovex may provide additional services unrelated to Angiomax pursuant to work orders entered into from time to time. Under the master services agreement and the Angiomax work order, Innovex will provide the Angiomax sales force of 52 representatives, a sales territory management system and operational support for the launch of Angiomax. The Company will provide the marketing plan and marketing materials for the sales force and other sales and marketing support and direction for the sales force. For Innovex services, the Company has agreed to a daily fee for each day worked by the members of the sales force. The Company will reimburse Innovex for expenses incurred in providing the services and for the incentive compensation paid to the sales force of Innovex. The company has the right to terminate the work order and the master services agreement at any time upon 90 days prior written notice. The Company may hire members of the sales force, although the Company may incur additional fees to Innovex. Through December 31, 2000, the Company had paid Innovex $1.1 million for its services under the master services agreement and work order. Total fees for 2001 under this agreement are estimated to be approximately $8.2 million subject to adjustments in the size of the sales force and other commercial factors.

     During 1998, 1999 and 2000, expenses incurred for services provided by Innovex were approximately $943,000, $616,000 and $1.7 million respectively, of which approximately $102,000, $280,000 and $440,000 were recorded in accounts payable and accrued expenses at December 31, 1998, 1999 and 2000, respectively.

                             THE MEDICINES COMPANY
                      (A COMPANY IN THE DEVELOPMENT STAGE)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  Stack Pharmaceuticals

     In April 2000, the Company entered into an agreement with Stack Pharmaceuticals, an entity controlled by David Stack, one of the Company's senior vice presidents, which was amended in August 2000. Pursuant to the terms of this agreement, as amended, Stack Pharmaceuticals will perform infrastructure services for us, which includes providing office facilities, equipment and supplies for the Company's employees based in New Jersey, and such consulting, advisory and related services for the Company as may be agreed upon from time to time. For the infrastructure services, the Company has agreed to pay Stack Pharmaceuticals a service fee of $20,100 per month. The term of this agreement continues until April 1, 2001, but either party may terminate it earlier upon 90 days prior written notice. From January 2000 through March 2000, Stack Pharmaceuticals provided the Company with consulting services under a consulting agreement that expired on March 31, 2000. Through December 31, 2000, the Company had paid Stack Pharmaceuticals $407,000 under these agreements. The was no outstanding obligation to Stack Pharmaceuticals at December 31, 2000.

12. COMMITMENTS AND CONTINGENCIES

     The Company leases its facilities in Cambridge, Massachusetts and Parsippany, New Jersey and certain office furniture and equipment at those facilities under operating leases. The leases for the Cambridge and Parsippany facilities expire in August 2003 and September 2005, respectively. Future annual minimum payments under all non-cancelable operating leases are $590,000, $712,000, $429,000, $210,000 and $160,000 in 2001, 2002, 2003, 2004 and 2005,
respectively. Rent expense was approximately $326,000, $442,000 and $504,000 for the years ended December 31, 1998, 1999 and 2000, respectively.

     The Company is involved in ordinary and routine matters and litigation incidental to its business. There are no such matters pending that the Company expects to be material in relation to its financial condition or results of operations.

13. EMPLOYEE BENEFIT PLAN

  401(k) Plan

     The Company has an employee savings and retirement plan which is qualified under Section 401 of the Internal Revenue Code. Our employees may elect to reduce their current compensation by up to the statutorily prescribed limit and have the amount of such reduction contributed to the 401(k) plan. The Company may make matching or additional contributions to the 401(k) plan in amounts to be determined annually by the board of directors. The Company has not made any matching or additional contributions to date.

14. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

     The following table presents selected quarterly financial data for the years ended December 31, 1999 and 2000.

                             THE MEDICINES COMPANY
                      (A COMPANY IN THE DEVELOPMENT STAGE)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                                                                  THREE MONTHS ENDED
                           ------------------------------------------------------------------------------------------------
                           MARCH 31,    JUNE 30,    SEPT. 30,    DEC. 31,    MARCH 31,    JUNE 30,    SEPT. 30,    DEC. 31,
                             1999         1999        1999         1999        2000         2000        2000         2000
                           ---------    --------    ---------    --------    ---------    --------    ---------    --------
                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
Total operating
  expenses...............   $ 8,483     $ 11,715    $  9,000     $ 6,155     $ 11,840     $  8,706    $ 10,297     $ 23,763
Net loss.................    (8,137)     (11,369)     (8,877)     (6,330)     (19,243)     (20,408)     (9,459)     (22,182)
Net loss attributable to
  common stockholders....    (9,573)     (12,806)    (10,375)     (7,852)     (20,773)     (47,596)    (11,083)     (22,182)
Basic and diluted net
  loss attributable to
  common stockholders per
  common share...........   $(21.09)    $ (25.62)   $ (19.21)    $(13.45)    $ (32.91)    $ (68.65)   $  (0.67)    $  (0.74)
Pro forma basic and
  diluted net loss
  attributable to common
  stockholders per common
  share..................     (0.48)       (0.66)      (0.49)      (0.33)       (0.55)       (0.38)      (0.34)       (0.74)

     The net loss for each quarter of 2000 was higher compared to the corresponding quarter of 1999. There were higher research and development costs in every quarter of 2000 associated with increased enrollment rates in the HERO-2 trial in AMI, in the third and fourth quarters of 2000 related to the initiation of the REPLACE clinical trial program in angioplasty, and in the first and fourth quarters of 2000 in connection with the receipt of Angiomax bulk drug substance to which title was taken prior to FDA approval. These increases in research and development costs were partly offset by lower development costs in all quarters of 2000 related to the discontinuation of the semilog manufacturing program and reduction in the IS-159 activities. Higher selling, general and administrative expenses associated with the commercial launch of Angiomax also contributed to the higher net loss in the last three quarters of 2000 as compared to the corresponding quarters of 1999. Higher interest expense in the first two quarters of 2000 resulted from the amortization of the discount on convertible notes issued in October 1999 and March 2000. In the second quarter of 2000, we recorded a dividend on the beneficial conversion associated with the issuance of convertible preferred stock in May 2000. In addition, in all the quarters of 2000, amortization of deferred compensation on the grant of stock options also contributed to the higher 2000 quarterly losses.

                             THE MEDICINES COMPANY

                      CONDENSED CONSOLIDATED BALANCE SHEET
                                  (UNAUDITED)

                                                                MARCH 31,
                                                                  2001
                                                              -------------
ASSETS
Current assets:
  Cash and cash equivalents.................................  $  26,299,211
  Marketable securities.....................................     32,670,642
  Accrued interest receivable...............................      1,183,528
                                                              -------------
                                                                 60,153,381
                                                              -------------
  Accounts receivable.......................................      1,792,124
  Inventory.................................................      2,050,500
  Prepaid expenses and other current assets.................        394,450
                                                              -------------
          Total current assets..............................     64,390,455
  Fixed assets, net.........................................        947,718
  Other assets..............................................        462,661
                                                              -------------
          Total assets......................................  $  65,800,834
                                                              =============

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................  $   3,706,243
  Accrued expenses..........................................     11,014,368
                                                              -------------
          Total current liabilities.........................     14,720,611
Stockholders' equity:
  Common stock, $.001 par value, 75,000,000 shares
     authorized at March 31, 2001; 30,391,948 issued and
     outstanding at March 31, 2001..........................         30,392
  Additional paid-in capital................................    279,297,727
  Deferred compensation.....................................    (12,234,762)
  Accumulated deficit.......................................   (215,616,020)
  Accumulated other comprehensive loss......................       (397,114)
                                                              -------------
          Total stockholders' equity........................     51,080,223
                                                              -------------
          Total liabilities and stockholders' equity........  $  65,800,834
                                                              =============

     See accompanying notes to condensed consolidated financial statements.

                             THE MEDICINES COMPANY

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)

                                                              THREE MONTHS ENDED MARCH 31,
                                                              ----------------------------
                                                                  2000            2001
                                                              ------------    ------------
Net revenue.................................................  $         --    $  1,861,288
Operating expenses:
  Cost of revenue...........................................            --         332,400
  Research and development..................................    10,641,866      12,595,197
  Selling, general and administrative.......................     1,197,971       9,058,936
                                                              ------------    ------------
     Total operating expenses...............................    11,839,837      21,986,533
                                                              ------------    ------------
Loss from operations........................................   (11,839,837)    (20,125,245)
Other income (expense):
  Interest income...........................................       103,835       1,069,259
  Interest expense..........................................    (7,507,025)             --
                                                              ------------    ------------
Net loss....................................................   (19,243,027)    (19,055,986)
Dividends and accretion to redemption value of redeemable
  preferred stock...........................................    (1,529,756)             --
                                                              ------------    ------------
Net loss attributable to common stockholders................  $(20,772,783)   $(19,055,986)
                                                              ============    ============
Basic and diluted net loss attributable to common
  stockholders per common share.............................  $     (32.91)   $      (0.63)
Unaudited pro forma basic and diluted net loss attributable
  to common stockholders per common share...................  $      (0.55)   $      (0.63)
Shares used in computing net loss attributable to common
  stockholders per common share:
  Basic and diluted.........................................       631,276      30,247,599
  Unaudited pro forma basic and diluted.....................    21,407,651      30,247,599

     See accompanying notes to condensed consolidated financial statements.

                             THE MEDICINES COMPANY

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                              THREE MONTHS ENDED MARCH 31,
                                                              ----------------------------
                                                                  2001            2000
                                                              ------------    ------------
Cash flows from operating activities:
  Net loss..................................................  $(19,055,986)   $(19,243,027)
  Adjustments to reconcile net loss to net cash used in
     operating activities:
     Depreciation...........................................       104,829          62,994
     Amortization of discount on convertible notes..........            --       7,320,267
     Amortization of deferred stock compensation............     1,120,932         150,000
     Loss on sales of fixed assets..........................           251              --
     Changes in operating assets and liabilities:
       Accrued interest receivable..........................       209,400          28,547
       Accounts receivable..................................    (1,792,124)             --
       Inventory............................................       (87,009)             --
       Prepaid expenses and other current assets............        69,762         (92,073)
       Other assets.........................................      (212,102)         (1,422)
       Accounts payable.....................................    (2,280,050)      2,159,075
       Accrued expenses.....................................     1,885,622       1,412,312
                                                              ------------    ------------
          Net cash used in operating activities.............   (20,036,475)     (8,203,327)
Cash flows from investing activities:
  Purchases of marketable securities........................    (1,457,913)             --
  Maturities and sales of marketable securities.............    10,926,379         541,400
  Purchase of fixed assets..................................       (94,658)        (23,200)
                                                              ------------    ------------
          Net cash provided by investing activities.........     9,373,808         518,200
Cash flows from financing activities:
  Proceeds from issuance of convertible notes and
     warrants...............................................            --      13,348,779
  Proceeds from issuances of common stock, net..............       171,472              --
  Repurchases of common stock...............................           (10)            (20)
                                                              ------------    ------------
          Net cash provided by financing activities.........       171,462      13,348,759
Effect of exchange rate changes on cash.....................       (11,940)        (11,695)
                                                              ------------    ------------
Increase (decrease) in cash and cash equivalents............   (10,503,145)      5,651,937
Cash and cash equivalents at beginning of period............    36,802,356       6,643,266
                                                              ------------    ------------
Cash and cash equivalents at end of period..................  $ 26,299,211    $ 12,295,203
                                                              ============    ============

     See accompanying notes to condensed consolidated financial statements.

         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF BUSINESS

     The Medicines Company (the Company) was incorporated in Delaware on July 31, 1996. The Company is a pharmaceutical company engaged in the acquisition, development and commercialization of late-stage development drugs. As a result of the U.S. Food and Drug Administration approval of Angiomax (bivalirudin) for use as an anticoagulant in patients with unstable angina undergoing percutaneous transluminal coronary angioplasty in December 2000, and the commencement of sales of Angiomax in the first quarter of 2001, the Company is no longer considered to be a development-stage enterprise, as defined in Statement of Financial Accounting Standards No. 7.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of Presentation

     The accompanying condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information and with the instructions to Form 10-Q. Accordingly, they do not include all the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. In the opinion of management, the accompanying financial statements include all adjustments, including normal recurring accruals, considered necessary for a fair presentation of the Company's financial position, results of operations, and cash flows for the periods presented.

     The results of operations for the three months ended March 31, 2001 are not necessarily indicative of the results that may be expected for the entire fiscal year ended December 31, 2001. These condensed consolidated financial statements should be read in conjunction with the audited financial statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 2000, filed with the Securities and Exchange Commission.

  Cash, Cash Equivalents and Marketable Securities

     The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents consist of investments in money market funds, corporate bonds and taxable auction securities. These investments are carried at cost, which approximates fair value. Marketable securities consist of securities with original maturities of greater than three months. The Company classifies its marketable securities as available-for-sale. Securities under this classification are recorded at fair market value and unrealized gains and losses are recorded as a separate component of stockholders' equity.

     The Medicines Company currently holds a $3.0 million principal investment in Southern California Edison 5 7/8% bonds which was due January 15, 2001, which is accounted for in accordance with Statement of Financial Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The Company classifies these securities as available-for-sale and carries them at fair market value based on the quoted market price. The Company has exposure to market risk related to the fluctuation of the Southern California Edison bonds' price, which fluctuation has increased significantly as a result of events which occurred after December 31, 2000, including the non-payment of principal and interest on the bonds at maturity on January 15, 2001. At March 31, 2001, the value of the Company's investment in these Southern California Edison bonds had declined to approximately $2.5 million. Subsequent to March 31, 2001, payment of interest was resumed on the Southern California Edison bonds.

  Revenue Recognition

     The Company recognizes revenue from product sales when there is pervasive evidence that an arrangement exists, delivery has occurred, the price is fixed and determinable, and collectibility is reasonably assured. Revenue is recorded net of applicable allowances, including estimated allowances for returns, rebates and other discounts.

3. NET LOSS AND UNAUDITED PRO FORMA NET LOSS PER SHARE

     The following table sets forth the computation of basic and diluted, and unaudited pro forma basic and diluted, net loss per share for the three months ended March 31, 2001 and 2000. The unaudited pro forma basic and diluted net loss per share for the three months ended March 31, 2000 gives effect to the conversion of redeemable convertible preferred stock and accrued dividends and convertible notes and accrued interest as if converted at the date of original issuance. All redeemable convertible preferred stock and convertible notes were converted during 2000. Accordingly, the basic and diluted net loss per share and unaudited pro forma basic and diluted net loss per share for the three months ended March 31, 2001 are the same.

                                                              THREE MONTHS ENDED MAR. 31,
                                                              ----------------------------
                                                                  2001            2000
                                                              ------------    ------------
Basic and diluted
Net loss....................................................  $(19,055,986)   $(19,243,027)
Dividends and accretion to redemption value of redeemable
  preferred stock...........................................            --      (1,529,756)
                                                              ------------    ------------
Net loss attributable to common stockholders................  $(19,055,986)   $(20,772,783)
                                                              ============    ============
Weighted average common shares outstanding..................    30,335,939         832,277
Less: unvested restricted common shares Outstanding.........       (88,340)       (201,001)
                                                              ------------    ------------
Weighted average common shares used to compute net loss per
  share.....................................................    30,247,599         631,276
                                                              ============    ============
Basic and diluted net loss per share........................  $      (0.63)   $     (32.91)
                                                              ============    ============
Unaudited pro forma basic and diluted net loss..............  $(19,055,986)   $(19,243,027)
Interest expense on convertible notes.......................            --       7,507,025
Dividends and accretion to redemption value of redeemable
  preferred stock...........................................            --              --
                                                              ------------    ------------
Net loss used to compute pro forma net loss per share.......  $(19,055,986)   $(11,736,002)
                                                              ============    ============
Weighted average common shares used to compute net loss per
  share.....................................................    30,247,599         631,276
Weighted average number of common shares assuming the
  conversion of all redeemable convertible preferred stock
  and convertible notes and accrued interest at the date of
  original issuance.........................................            --      20,776,375
                                                              ------------    ------------
Weighted average common shares used to compute pro forma net
  loss per share............................................    30,247,599      21,407,651
                                                              ============    ============
Unaudited pro forma basic and diluted pro forma net loss per
  share.....................................................  $      (0.63)   $      (0.55)
                                                              ============    ============

     Options to purchase 3,287,175 and 1,159,355 shares of common stock as of March 31, 2001 and 2000, respectively, have not been included in the computation of diluted net loss per share as their effect would have been antidilutive. Outstanding warrants to purchase 3,269,564 shares of common stock as of March 31, 2001 were also excluded from the computation of diluted net loss per share as their effect would have been antidilutive.

     During the three months ended March 31, 2000, the Company issued options to purchase 587,942 shares of common stock, respectively, at exercise prices below the estimated fair value of the Company's common stock as of the date of grant of such options, based on the estimated price (as of the date of grant) of the Company's common stock in connection with the Company's initial public offering. The total deferred compensation associated with options granted during the three months ended March 31, 2000 was approximately $3.9 million.

     Included in the results of operations for the three months ended March 31, 2001 and 2000 is compensation expense of approximately $1.1 million and $150,000, respectively, associated with options issued in 2000 at exercise prices below the estimated fair value of the Company's common stock as of the date of grant of such options.

4. COMPREHENSIVE INCOME LOSS

     Comprehensive losses for the three months ended March 31, 2001 and 2000 were $19,451,000 and $19,253,000 respectively. Comprehensive loss is comprised primarily of net loss and unrealized losses on marketable securities.

5. RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The effective date of this statement was deferred to fiscal years beginning after June 15, 2000 by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of SFAS No. 133." The Company adopted this new standard and it did not have a material impact on the Company's financial condition or results of operations.

6. SUBSEQUENT EVENTS

     On May 16, 2001, the Company sold 4,000,000 shares of common stock in a private placement at $11.00 per share. The net proceeds from this sale were approximately $41.8 million. The Company expects to register the shares of common stock sold in the private placement.

     On May 16, 2001, the Company sold approximately $1.0 million of Southern California Edison 5 7/8% bonds and realized a loss of approximately $270,000. The Company continues to hold approximately $2.0 million of these bonds.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses, incurred by the Registrant in connection with the sale of Common Stock being registered. All amounts are estimated except the SEC registration fee.

                                                              AMOUNT TO
                                                               BE PAID
                                                              ---------
SEC registration fee........................................  $ 13,430
Printing and mailing........................................    15,000
Legal fees and expenses.....................................    50,000
Accounting fees and expenses................................    20,000
Miscellaneous...............................................    11,570
                                                              --------
          Total.............................................  $110,000
                                                              ========

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Registrant's Certificate of Incorporation (the "Certificate") provides that, except to the extent prohibited by the Delaware General Corporation Law (the "DGCL"), the Registrant's directors shall not be personally liable to the Registrant or its stockholders for monetary damages for any breach of fiduciary duty as directors of the Registrant. Under the DGCL, the directors have a fiduciary duty to the Registrant which is not eliminated by this provision of the Certificate and, in appropriate circumstances, equitable remedies such as injunctive or other forms of nonmonetary relief will remain available. In addition, each director will continue to be subject to liability under the DGCL for breach of the director's duty of loyalty to the Registrant, for acts or omissions which are found by a court of competent jurisdiction to be not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are prohibited by DGCL. This provision also does not affect the directors' responsibilities under any other laws, such as the Federal securities laws or state or Federal environmental laws. The Registrant has obtained liability insurance for its officers and directors.

     Section 145 of the DGCL empowers and corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers, provided that this provision shall not eliminate or limit the liability of a director: (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) arising under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. The DGCL provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation's bylaws, nay agreement, a vote of stockholders or otherwise. The Certificate eliminates the personal liability of directors to the fullest extent permitted by Section 102(b)(7) of the DGCL and provides that the Registrant shall fully indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was a director or officer of the Registrant, or is or was serving at the request of the Registrant as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding.


     As of June 18, 2001, there is no pending litigation or proceeding involving any director, officer, employee or agent as to which indemnification will be required or permitted under the Certificate. The Registrant is not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     Set forth below in chronological order is a description of the Registrant's sales of unregistered securities since January 1, 1998. The sales made to investors were made in accordance with Section 4(2) or Regulation D of the Securities Act. Sales to all of our employees, directors and officers were deemed to be exempt from registration under the Securities Act in reliance on Rule 701 promulgated under Section 3(b) of the Securities Act as transactions under compensatory benefit plans and contracts relating to compensation provided under Rule 701.

     In August 1998, we declared a stock dividend on all outstanding shares series A preferred stock and issued an additional 1,686 shares of series A preferred stock. The dividend covered the period from June 1, 1998 through August 31, 1998.

     In August 1998, the holders of our series A preferred stock exchanged the shares of series A preferred stock and common stock issued to them as part of the transaction which occurred in 1996 and 1997 and the shares of series A preferred stock issued to them in connection with the dividends declared in 1997 and 1998 for shares of series I convertible preferred stock and series II convertible preferred stock. In connection with the exchanges, we issued an aggregate of 2,506,000 shares of series I preferred stock and 10,565,714 shares of series II preferred stock.

     In August 1998, we issued an aggregate of 8,399,593 shares of series III convertible preferred stock for an aggregate purchase price of $36,286,241, or $4.32 per share, to investors, including Warburg, Pincus, Morgan Stanley, Hanseatic, Biotech Growth S.A., Alta Partners, Clive Meanwell and Peyton Marshall.

     In July 1999, we issued a stock dividend on all outstanding shares of series I preferred stock, series II preferred stock and series III preferred stock. In connection with the dividend we issued 172,005 shares of series I preferred stock, 725,214 shares of series II preferred stock and 571,510 shares of series III preferred stock. The dividend covered the period from August 8, 1998 with respect to the series I and II preferred stock and August 12, 1998 with respect to the series III preferred stock, to July 31, 1999.

     In October 1999, we issued 8% convertible promissory notes in the aggregate original principal amount of $6,000,000 to existing investors. In connection with the issuance of these notes, we also issued common stock purchase warrants to purchase 1,013,877 shares of common stock at a price of $5.92 per share at any time prior to October 19, 2004.

     In March 2000, we issued 8% convertible promissory notes in the aggregate original principal amount of $13,348,779 to existing investors. In connection with the issuance of these notes, we also issued common stock purchase warrants to purchase 2,255,687 shares of common stock at a price of $5.92 per share at any time prior to March 2, 2005.

     In May 2000, the outstanding principal amount of the notes issued in October 1999 and March 2000 and the accrued interest thereon were converted into an aggregate of 4,535,366 shares of our series IV convertible preferred stock.

     In May 2000, we issued an aggregate of 1,411,000 shares of series IV convertible preferred stock for an aggregate purchase price of $6,095,520 to Warburg, Pincus, Biotech Growth S.A., Morgan Stanley, Alta Partners, PharmaBio and Hanseatic.

     In July 2000, we issued a stock dividend on all outstanding shares of series I preferred stock, series II preferred stock, series III preferred stock and series IV preferred stock. In connection with the dividend we issued 187,458 shares of series I preferred stock, 790,358 shares of series II preferred stock, 629,530 shares of series III preferred stock and 84,394 shares of series IV preferred stock. The dividend covered the period from August 1, 1999 to July 31, 2000 with respect to the series I, II and III preferred stock and May 17, 2000 to July 31, 2000 with respect to the series IV preferred stock.

     In August 2000, we issued a stock dividend on all outstanding shares of series I preferred stock, series II preferred stock, series III preferred stock and series IV preferred stock. In connection with the dividend we issued 5,572 shares of series I preferred stock, 23,491 shares of series II preferred stock, 18,711 shares of series III preferred stock and 11,726 shares of series IV preferred stock. The dividend covered the period from August 1, 2000 to August 11, 2000, the date of the closing of our initial public offering. On August 11, 2000, all outstanding shares of series I preferred stock, series II preferred stock, series III preferred stock and series IV preferred stock automatically converted into an aggregate of 22,381,735 shares of common stock upon the consummation of our initial public offering.

     In May 2001, we issued an aggregate of 4,000,000 shares of common stock for an aggregate purchase price of $44.0 million, or $11.00 per share, to investors, including Warburg, Pinus, Alta Partners, PharmaBio Development Inc., Clive A. Meanwell, T. Scott Johnson and Glenn P. Sblendorio.

     As of May 15, 2001, 58,138 shares of common stock outstanding were subject to our right of repurchase. The shares were purchased for $0.001 per share. We have issued 318,128 shares of common stock upon the exercise of stock options at a weighted average exercise price of $1.33. In addition, options to purchase 3,497,581 shares of common stock were outstanding under our 1998 stock incentive plan and our 2000 outside director stock option plan.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Exhibits


  NUMBER                              DESCRIPTION
  ------                              -----------
   3.1**      Third Amended and Restated Certificate of Incorporation of
              the registrant
   3.2**      Amended and Restated By-laws of the registrant
   5.1+       Opinion of Hale and Dorr LLP
  10.1        1998 Stock Incentive Plan
  10.2**      Form of 2000 Employee Stock Purchase Plan
  10.3**      Amended and Restated Registration Rights Agreement, dated as of August 12, 1998, as amended to date, by and among the
              registrant and the other parties set forth on the signature pages thereto
  10.4**      Third Amended and Restated Stockholders' Agreement, dated as of August 12, 1998, as amended to date, by and among the
              registrant and the other parties set forth on the signature pages thereto
 +10.5**      Chemilog Development and Supply Agreement, dated as of
              December 20, 1999, by and between the registrant and UCB
              Bioproducts S.A.
 +10.6**      License Agreement, dated as of June 6, 1990, by and between
              Biogen, Inc. and Health Research, Inc., as assigned to the registrant
 +10.7**      License Agreement dated March 21, 1997, by and between the registrant and Biogen, Inc.
 +10.8**      Development and Commercialization Agreement, dated August
              16, 1999, by and between the registrant and GyneLogix, Inc.
  10.9**      Consulting Agreement, dated December 1, 1998, by and between
              Innovex Inc. and the registrant
  10.10**     Alliance Agreement, dated August 1996, by and between the
              registrant and PharmaBio Development Inc., as amended
  10.11**     Services Agreement dated April 1, 2000 by and between the
              registrant and Stack Pharmaceuticals, Inc.
  10.12**     Employment agreement dated September 5, 1996 by and between the registrant and Clive Meanwell
  10.13**     Employment agreement dated March 10, 1997 by and between the registrant and John Villiger
  10.14**     Employment agreement dated September 29, 1998 by and between the registrant and John Nystrom
  10.15**     Employment agreement dated October 20, 1997 by and between the registrant and Peyton Marshall
  10.16**     Employment agreement dated March 30, 2000 by and between the registrant and David Stack

  NUMBER                              DESCRIPTION
  ------                              -----------
  10.17**     Lease for One Cambridge Center dated March 15, 1997 by and between Boston Properties, Inc. and the registrant, as
              amended
  10.18**     Form of Common Stock Purchase Warrant dated October 19, 1999
  10.19**     Form of Common Stock Purchase Warrant dated March 2, 2000
  10.20*      Form of 2000 Outside Director Stock Option Plan
  10.21**     Letter of Intent dated July 20, 2000 by and between Innovex
              Inc. and the registrant
  10.22***    Amendment No. 1 dated as of August 8, 2000 to the Services
              Agreement between the registrant and Stack Pharmaceuticals,
              Inc.
  10.23*      Master Services Agreement effective as of November 17, 2000 between Innovex Inc. and the registrant
++10.24****   Sales Force Work Order #8475 effective as of October 10,
              2000 between Innovex Inc. and the registrant
  10.25*      Employment Agreement dated as of April 1, 2000 by and
              between the registrant and Thomas P. Quinn, as amended
  10.26*      Employment Agreement dated October 16, 1997 by and between the registrant and John D. Richards
  10.27*      Lease for 5 Sylvan Way dated August 15, 2000 by and between the registrant and Mack-Cali Morris Realty L.L.C.
  10.28+      Form of Stock Purchase Agreement between the registrant and the selling stockholders dated May 11, 2001
  10.29       Amendment No. 2 dated as of June 18, 2001 to the Services
              Agreement between the registrant and Stack Pharmaceuticals,
              Inc.
  21.1*       Subsidiaries of the registrant
  23.1        Consent of Ernst & Young LLP, Independent Auditors
  23.2+       Consent of Hale and Dorr LLP (included in Exhibit 5.1)
  24.1+       Powers of Attorney


---------------
   + Confidential treatment was granted for certain portions of this Exhibit pursuant to Rule 406 promulgated under the Securities Act.


  ++ Confidential treatment was granted for certain portions of this Exhibit pursuant to Rule 24(b) promulgated under the Securities Exchange Act.



   +Previously filed


   * Incorporated by reference to the registration statement on Form S-1 (registration no. 333-53280)

  ** Incorporated by reference from the exhibits to the registration statement on Form S-1 (registration no. 333-37404).

 *** Incorporated by reference from the exhibits to the registrant's quarterly report on Form 10-Q for the quarter ended September 30, 2000.

**** Incorporated by reference from the exhibits to the registrant's annual report on Form 10-K for the year ended December 31, 2000.

(b) Financial Statement Schedules.

     None.

ITEM 17.  UNDERTAKINGS

     The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act");

          (ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

provided, however, that paragraph (1)(i) and (1)(ii) do not apply if the information required to be included is a post-effective amendment by those paragraphs is contained in periodic reports filed by the Company pursuant to
Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that are incorporated by reference in this Registration Statement.

     (2) That, for the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     Insofar as indemnification to liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the Delaware General Corporation Law, the Certificate of Incorporation of the Registrant, the Underwriting Agreement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of counsel the matter has been settled by the controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the act and will be governed by the final adjudication of such issue.

                                   SIGNATURE


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Cambridge, Commonwealth of Massachusetts, on this 19th day of June, 2001.


                                          THE MEDICINES COMPANY

                                          By: /s/ CLIVE A. MEANWELL
                                            ------------------------------------
                                            Clive A. Meanwell
                                            Chief Executive Officer and
                                              President

                               POWER OF ATTORNEY


     Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities indicated on June 19, 2001:


                      SIGNATURE                                           TITLE(S)
                      ---------                                           --------
                /s/ CLIVE A. MEANWELL
-----------------------------------------------------  Chief Executive Officer and President
                   Clive A. Meanwell                     (Principal Executive Officer)

               /s/ PEYTON J. MARSHALL
-----------------------------------------------------  Chief Financial Officer (Principal Financial
                  Peyton J. Marshall                     and Accounting Officer)

                          *
-----------------------------------------------------
                     Leonard Bell                      Director

                          *
-----------------------------------------------------
                  Dennis B. Gillings                   Director

                          *
-----------------------------------------------------
                    Stewart J. Hen                     Director

                          *
-----------------------------------------------------
                    M. Fazle Husain                    Director

-----------------------------------------------------
                  T. Scott Johnson                     Director

-----------------------------------------------------
                  Armin M. Kessler                     Director

                          *
-----------------------------------------------------
                 Nicholas J. Lowcock                   Director

                          *
-----------------------------------------------------
                   James E. Thomas                     Director


* By: /s/ PEYTON J. MARSHALL

     -----------------------------------------------------

     Attorney-in-fact

                                 EXHIBIT INDEX


  NUMBER                              DESCRIPTION
  ------                              -----------
   3.1**      Third Amended and Restated Certificate of Incorporation of
              the registrant
   3.2**      Amended and Restated By-laws of the registrant
   5.1+       Opinion of Hale and Dorr LLP
  10.1        1998 Stock Incentive Plan
  10.2**      Form of 2000 Employee Stock Purchase Plan
  10.3**      Amended and Restated Registration Rights Agreement, dated as of August 12, 1998, as amended to date, by and among the
              registrant and the other parties set forth on the signature pages thereto
  10.4**      Third Amended and Restated Stockholders' Agreement, dated as of August 12, 1998, as amended to date, by and among the
              registrant and the other parties set forth on the signature pages thereto
 +10.5**      Chemilog Development and Supply Agreement, dated as of
              December 20, 1999, by and between the registrant and UCB
              Bioproducts S.A.
 +10.6**      License Agreement, dated as of June 6, 1990, by and between
              Biogen, Inc. and Health Research, Inc., as assigned to the registrant
 +10.7**      License Agreement dated March 21, 1997, by and between the registrant and Biogen, Inc.
 +10.8**      Development and Commercialization Agreement, dated August
              16, 1999, by and between the registrant and GyneLogix, Inc.
  10.9**      Consulting Agreement, dated December 1, 1998, by and between
              Innovex Inc. and the registrant
  10.10**     Alliance Agreement, dated August 1996, by and between the
              registrant and PharmaBio Development Inc., as amended
  10.11**     Services Agreement dated April 1, 2000 by and between the
              registrant and Stack Pharmaceuticals, Inc.
  10.12**     Employment agreement dated September 5, 1996 by and between the registrant and Clive Meanwell
  10.13**     Employment agreement dated March 10, 1997 by and between the registrant and John Villiger
  10.14**     Employment agreement dated September 29, 1998 by and between the registrant and John Nystrom
  10.15**     Employment agreement dated October 20, 1997 by and between the registrant and Peyton Marshall
  10.16**     Employment agreement dated March 30, 2000 by and between the registrant and David Stack
  10.17**     Lease for One Cambridge Center dated March 15, 1997 by and between Boston Properties, Inc. and the registrant, as
              amended
  10.18**     Form of Common Stock Purchase Warrant dated October 19, 1999
  10.19**     Form of Common Stock Purchase Warrant dated March 2, 2000
  10.20*      Form of 2000 Outside Director Stock Option Plan
  10.21**     Letter of Intent dated July 20, 2000 by and between Innovex
              Inc. and the registrant
  10.22***    Amendment No. 1 dated as of August 8, 2000 to the Services
              Agreement between the registrant and Stack Pharmaceuticals,
              Inc.
  10.23*      Master Services Agreement effective as of November 17, 2000 between Innovex Inc. and the registrant

  NUMBER                              DESCRIPTION
  ------                              -----------
++10.24****   Sales Force Work Order #8475 effective as of October 10,
              2000 between Innovex Inc. and the registrant
  10.25*      Employment Agreement dated as of April 1, 2000 by and
              between the registrant and Thomas P. Quinn, as amended
  10.26*      Employment Agreement dated October 16, 1997 by and between the registrant and John D. Richards
  10.27*      Lease for 5 Sylvan Way dated August 15, 2000 by and between the registrant and Mack-Cali Morris Realty L.L.C.
  10.28+      Form of Stock Purchase Agreement between the registrant and the selling stockholders dated May 11, 2001
  10.29       Amendment No. 2 dated as of June 18, 2001 to the Services
              Agreement between the registrant and Stack Pharmaceuticals,
              Inc.
  21.1*       Subsidiaries of the registrant
  23.1        Consent of Ernst & Young LLP, Independent Auditors
  23.2+       Consent of Hale and Dorr LLP (included in Exhibit 5.1)
  24.1+       Powers of Attorney


---------------
   + Confidential treatment was granted for certain portions of this Exhibit pursuant to Rule 406 promulgated under the Securities Act.


  ++ Confidential treatment was granted for certain portions of this Exhibit pursuant to Rule 24(b) promulgated under the Securities Exchange Act.



   +Previously filed


   * Incorporated by reference from the exhibits to the registration statement on Form S-1 (registration no. 333-53280)

  ** Incorporated by reference from the exhibits to the registration statement on Form S-1 (registration no. 333-37404).

 *** Incorporated by reference from the exhibits to the registrant's quarterly report on Form 10-Q for the quarter ended September 30, 2000.

**** Incorporated by reference from the exhibits to the registrant's annual report on Form 10-K for the year ended December 31, 2000.